As filed with the Securities and Exchange Commission on June 16, 2006.

                       Securities Act File No. 333-117886

                    Investment Company Act File No. 811-21190

================================================================================

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                              ---------------------

                                    FORM N-2

                        (CHECK APPROPRIATE BOX OR BOXES)

           [X] REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                         [ ] PRE-EFFECTIVE AMENDMENT NO.
                       [X] POST-EFFECTIVE AMENDMENT NO. 6


       [X] REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                              [X] AMENDMENT NO. 14

                              ---------------------

    CITIGROUP ALTERNATIVE INVESTMENTS MULTI-ADVISER HEDGE FUND PORTFOLIOS LLC

               --------------------------------------------------

               (Exact name of Registrant as specified in Charter)

                        731 Lexington Avenue, 25th Floor
                               New York, NY 10022
                    ----------------------------------------

                    (Address of principal executive offices)

       Registrant's Telephone Number, including Area Code: (212) 559-4999

                                Millie Kim, Esq.
                      Citigroup Alternative Investments LLC
                        731 Lexington Avenue, 28th Floor
                               New York, NY 10022
                     ---------------------------------------

                     (Name and address of agent for service)

                                    COPY TO:

                             Paul S. Schreiber, Esq.
                             Shearman & Sterling LLP
                              599 Lexington Avenue
                            New York, New York 10022
               --------------------------------------------------


================================================================================

                  APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box [X]

It is proposed that this filing will become effective:
[X]  when declared effective pursuant to Section 8(c)

If appropriate, check the following box:
[ ] This post-effective amendment designates a new effective date for a previously filed post-effective amendment registration statement.

[ ] This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is 333-107876.

        CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933
================================================================================

TITLE OF SECURITIES              PROPOSED MAXIMUM AGGREGATE        AMOUNT OF
BEING REGISTERED                      OFFERING AMOUNT           REGISTRATION FEE

Shares of Beneficial Interest           $350,000,000               $38,010 (i)

    (i) Transmitted in connection with previous filings dated August 12, 2003 and October 18, 2004 (File Nos. 333-107876 and 811-21190). (No
         additional Shares are being registered by this filing; all Shares previously registered are carried forward under this post-effective amendment.)

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

                                                                    S&S Draft
                                                                     06/15/06

CROSS REFERENCE SHEET
PARTS A AND B OF PROSPECTUS

  Item No.                             Caption                          Location
  --------                             -------                          --------

     1.       Outside Front Cover Page..............................   Outside Front Cover Page

     2.       Cover Pages and Other Offering Information............   Inside Front Cover and Outside Back
                                                                       Cover Pages

     3.       Fee Table and Synopsis................................   Summary of Fees and Expenses

     4.       Financial Highlights..................................   Financial Highlights

     5.       Plan of Distribution..................................   Subscriptions for Shares

     6.       Selling Shareholders..................................   Not Applicable

     7.       Use of Proceeds.......................................   Use of Proceeds

     8.       General Description of the Registrant.................   The Company

     9.       Management............................................   Management of the Company
                                                                       The Adviser,
                                                                       Administrators
                                                                       Custodian and Escrow Agent
                                                                       Management Fee

     10.      Capital Stock, Long-Term Debt, and Other                 Distribution Policy
              Securities............................................   Net Asset Valuation

     11.      Defaults and Arrears on Senior Securities.............   Not Applicable

     12.      Legal Proceedings.....................................   Not Applicable

     13.      Table of Contents of the Statement of
              Additional Information................................   Not Applicable

     14.      Cover Page of SAI.....................................   Not Applicable

     15.      Table of Contents.....................................   Table of Contents

     16.      General Information and History.......................   The Company

     17.      Investment Objective and Policies.....................   Investment Program

     18.      Management............................................   See Item 9 Above

     19.      Control Persons and Principal Holders of
              Securities............................................   Management of the Company

     20.      Investment Advisory and Other Services................   The Adviser
                                                                       Management Fee

     21.      Portfolio Managers....................................   Portfolio Manager



     22.      Brokerage Allocation and Other Practices..............   Brokerage

     23.      Tax Status............................................   Tax Aspects Generally
                                                                       Tax Aspects Under Subchapter M

     24.      Financial Statements..................................   Financial Statements




PART A -- INFORMATION REQUIRED IN A PROSPECTUS
PART B -- INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

The information required to be included in this Registration Statement by Part A and Part B of Form N-2 is contained in the offering memorandum that follows.

                        --------------------------------

                        CITIGROUP ALTERNATIVE INVESTMENTS
                     MULTI-ADVISER HEDGE FUND PORTFOLIOS LLC

                        --------------------------------

                               OFFERING MEMORANDUM

                                  July 28, 2006

                              ---------------------

                      Citigroup Alternative Investments LLC

                               Investment Adviser

                        --------------------------------

                        731 Lexington Avenue, 25th Floor
                               New York, NY 10022
                                 (212) 559-4999



Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC (the "Company") is a limited liability company registered under the Investment Company Act of 1940, as amended, as a closed-end, non-diversified management investment company. The investment objective of each Series of the Company is to seek capital appreciation.


Neither the Securities and Exchange Commission nor any other U.S. federal or state governmental agency or regulatory authority has approved or disapproved the merits of an investment in these securities or passed upon the accuracy or adequacy of this offering memorandum. Any representation to the contrary is a criminal offense.

  ============================================================================

The shares of each Series of beneficial interest in the Company ("Shares") are not deposits in, obligations of, or guaranteed by Citibank, N.A. or any of its affiliates, are not government guaranteed or insured, and are subject to investment risks, including the possible loss of the principal amount invested.

This offering memorandum sets forth concisely information about the Company that a prospective investor should know before investing, and should be retained for future reference. It includes the information required to be included in a prospectus and statement of additional information. Additional information about the Company has been filed with the Securities and Exchange Commission and is available either on the Commission's website at www.sec.gov or upon request and without charge.

                                                                  TOTAL OFFERING

    Amount.........................................................$350,000,000

    Placement Fees (Sales Commissions) (1)..........................$10,500,000

    Proceeds to the Company (2)....................................$350,000,000

(1) Assumes placement fees of 3.0%. (Investments generally are subject to a placement fee of up to 3.0%, subject to waiver. Certain types of investors will not be charged these fees. See "Subscriptions for Shares.")

(2) These estimated proceeds assume the sale of all Shares registered under this offering and reflect the deduction of expenses expected to be incurred by the Company in connection with this and prior offerings of approximately $165,000. Proceeds will be allocated to each Series according to the number of Shares sold for that Series, although no further offers of Shares of Multi-Strategy Series M are contemplated.

Shares will be sold only to investors qualifying as "Eligible Investors" as described in this Offering Memorandum. One or more Placement Agents, who may be affiliated with the Adviser, may be appointed by the Company from time to time and will serve in that capacity on a reasonable best efforts basis, subject to various conditions. Placement fees payable to the Placement Agents are deducted from a prospective investor's subscription amount, will not be applied to the purchase of Shares made by the investor and will not be part of the assets of the Company. The Adviser or its affiliates also may pay from their own resources additional compensation to the Placement Agents in connection with placement of Shares or servicing of investors. As to each investor referred by a Placement Agent to date, such additional compensation approximates .70% to .85% of the value of the Shares held by the investor per annum (but in the aggregate across all investors will not exceed 1% of the Company's net assets per annum). In some instances, these arrangements may result in receipt by the Placement Agents and their personnel (who themselves may receive all or a substantial part of the relevant payments) of compensation in excess of that which otherwise would have been paid in connection with their placement of shares of a different investment fund. A prospective investor with questions regarding these arrangements may obtain additional detail by contacting his or her Placement Agent directly. Prospective investors also should be aware that these payments could create incentives on the part of the Placement Agents to more positively consider the Company relative to investment funds not making payments of this nature or making smaller such payments.

Citigroup Alternative Investments LLC ("CAI") is an affiliate of Citigroup Global Markets Inc. (and its division Smith Barney), as well as certain Citibank, N.A. branches and affiliates through which The Citigroup Private bank engages in business. These branches and affiliates may act as Placement Agents or Distributors of investment vehicles advised by CAI (such as the Company) and will be compensated for their services in a variety of manners (which include placement fees and payments calculated by reference to incentive fees and management fees earned by CAI and/or CAI's net operating profits). In most instances, these branches and affiliates will receive higher compensation from CAI for placing investments in its advised investment vehicles than they would receive in respect of a vehicle advised by a non-affiliated entity. This additional compensation provides an incentive for these branches and affiliates to place investments with investment vehicles advised by CAI over vehicles advised by other non-affiliated entities and represents a conflict of interest that potential investors should consider carefully.

                                TO ALL INVESTORS

This Offering Memorandum will not constitute an offer to sell or the solicitation of an offer to buy nor will any sale of Shares be made in any jurisdiction in which the offer, solicitation or sale is not authorized or to any person to whom it is unlawful to make the offer, solicitation or sale. No person has been authorized to make any representations concerning the Company that are inconsistent with those contained in this Offering Memorandum. Prospective investors should not rely on any information not contained in this Offering Memorandum. Prospective investors should not construe the contents of this Offering Memorandum as legal, tax or financial advice. Each prospective investor should consult his, her or its own professional advisers as to the legal, tax, financial or other matters relevant to the suitability of an investment in the Company for the investor. This Offering Memorandum is qualified in its entirety by reference to the Limited Liability Company Agreement of Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC (the "LLC Agreement") itself. The Shares are subject to substantial restrictions on transferability and resale and may not be transferred or resold except as permitted under the LLC Agreement.

                            PRIVACY POLICY STATEMENT

The Company and the Adviser (each as defined below) collect non-public personal information about investors from information received on subscription documents and other forms and information required in connection with a subscription for Shares and information concerning Shareholders' transactions with the Company. The Company and the Adviser will not disclose any non-public personal information relating to current or former investors except in connection with the administration, processing and servicing of repurchases and subscriptions or to the Company's administrators, accountants and attorneys, in each such case subject to customary undertakings of confidentiality. The Company and the Adviser restrict access to non-public personal information relating to investors to personnel of the Company and the Adviser and other personnel who need to know that information in connection with the operation of the Company. The Company maintains physical, electronic and procedural controls in keeping with U.S. federal standards to safeguard the Company's non-public personal information relating to investors.

                                TABLE OF CONTENTS


                                                                            Page

OFFERING SYNOPSIS..............................................................1

SUMMARY OF FEES AND EXPENSES - MULTI-STRATEGY SERIES G........................20

SUMMARY OF FEES AND EXPENSES - MULTI-STRATEGY SERIES M........................22

FINANCIAL HIGHLIGHTS..........................................................24

THE COMPANY...................................................................25

USE OF PROCEEDS...............................................................26

STRUCTURE.....................................................................26

INVESTMENT PROGRAM............................................................27

TYPES OF INVESTMENTS AND RELATED RISKS........................................34

OTHER RISKS...................................................................48

LIMITS OF RISK DISCLOSURES....................................................51

INVESTMENT POLICIES AND RESTRICTIONS..........................................52

MANAGEMENT OF THE COMPANY.....................................................53

THE ADVISER...................................................................59

INVESTMENT ADVISORY AGREEMENT.................................................61

VOTING........................................................................62

INVESTMENT MANAGERS TO THE INVESTMENT FUNDS...................................62

OTHER MATTERS.................................................................63

BROKERAGE.....................................................................64

ADMINISTRATORS................................................................65

CUSTODIAN AND ESCROW AGENT....................................................66

COMPANY EXPENSES..............................................................66

MANAGEMENT FEE................................................................68

DISTRIBUTION POLICY...........................................................69

NET ASSET VALUATION...........................................................69

CONFLICTS OF INTEREST.........................................................72

DISCLOSURE OF PORTFOLIO HOLDINGS..............................................75

SUBSCRIPTIONS FOR SHARES......................................................76

REDEMPTIONS, REPURCHASES AND TRANSFERS OF SHARES..............................78

TAX ASPECTS GENERALLY.........................................................82

TAX ASPECTS UNDER SUBCHAPTER M................................................82

ERISA CONSIDERATIONS..........................................................88

ADDITIONAL INFORMATION REGARDING THE LIMITED LIABILITY COMPANY AGREEMENT......89

REPORTS TO SHAREHOLDERS.......................................................90

ADVERTISING AND SALES MATERIAL................................................90

TERM, DISSOLUTION AND LIQUIDATION.............................................90

FISCAL YEAR...................................................................91

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND LEGAL COUNSEL...............91

INQUIRIES AND FINANCIAL INFORMATION...........................................91

APPENDIX A - INVESTOR QUALIFICATIONS AND REPRESENTATIONS                     A-1

                                OFFERING SYNOPSIS

         In making an investment decision, an investor must rely upon his, her or its own examination of the Company and the terms of the offering, including the merits and risks involved, of acquiring Shares. This is only a synopsis of information to consider before investing. More detailed information follows in the body of this Offering Memorandum.

THE COMPANY                  Citigroup Alternative Investments Multi-Adviser
                             Hedge Fund Portfolios LLC (the "Company") is a limited liability company organized under the laws of the State of Delaware and is registered under the Investment Company Act of 1940, as amended (the
                             "1940 Act"), as a closed-end, non-diversified management investment company. Like an unregistered private investment fund, the Company will offer and sell shares of limited liability company interests in the Company (the "Shares") in large minimum denominations to high net worth individual and institutional investors and will restrict transferability of the Shares.

                             Under the Limited Liability Company Agreement of the Company (the "LLC Agreement"), the Company may issue one or more series of Shares (each, a "Series") having such relative rights and preferences as established by the LLC Agreement and by the Board of Directors (as defined below) and bearing separate liabilities. As of the date of this Offering Memorandum, the Board of Directors has established two separate Series designated as "Multi-Strategy Series M" and "Multi-Strategy Series G" (together, the "Series"). This Offering Memorandum relates principally to the offer and sale of Shares of Multi-Strategy Series G. The Company no longer offers its Shares of Multi-Strategy Series M for sale to the public; the only Shares of Multi-Strategy Series M currently being issued are those resulting from the reinvestment of dividends in respect of outstanding Shares of Multi-Strategy Series M under the Company's Automatic Dividend Reinvestment Plan.

                             The assets of the Series will be actively managed and an investment in the Series will be subject to an asset-based fee payable to Citigroup Alternative Investments LLC, the investment adviser to the Series (in such capacity, the "Adviser"). Unlike many private investment funds, the Company has registered as an investment company under the 1940 Act and has registered its Shares under the Securities Act of 1933, as amended (the "1933 Act"), so as to be able to offer the Shares without limiting the number of Eligible Investors (as defined below) who may participate in its investment program. Investors who purchase Shares in the offering, and other persons who acquire Shares and are admitted to the Company by its Board of Directors, will become shareholders of the Company ("Shareholders").

INVESTMENT OBJECTIVE AND     The investment objective of the Series is to seek
INVESTMENT PROGRAM           capital appreciation. In particular, Multi-Strategy
                             Series G seeks to realize a targeted annualized net return to Shareholders over any three-to-five-year investment horizon equal to the return for that period of three-month U.S. Treasury Bills plus
                             8.5%, with targeted annualized volatility as measured by standard deviation of less than 7.5%.
                             Multi-Strategy Series M seeks to realize a targeted annualized net return to Shareholders over any three-to-five-year investment horizon equal to the return for that period of three-month U.S. Treasury
                             Bills plus 6.0%, with targeted annualized volatility as measured by standard deviation of less than 5.5%. In accord with these differing return/volatility targets, the Adviser allocates a greater portion of the investments it identifies as having increased return potential (with generally more variable expected returns as to both gains and losses) to Multi-Strategy Series G than it does to Multi-Strategy Series M. No assurance can be given, however, that a Series' investment objective or its particular return/volatility targets will be achieved. In addition, although Multi-Strategy
                             Series G targets a higher return, and therefore a higher risk/volatility profile than Multi-Strategy
                             Series M, no assurance can be given that either
                             Series will not lose money, and under certain circumstances Multi-Strategy Series M actually may experience greater losses than Multi-Strategy
                             Series G.

                             The Series seek to implement their objectives principally through investing in investment funds ("Investment Funds") managed by third-party investment managers ("Investment Managers") that employ a variety of alternative investment strategies. These investment strategies allow Investment Managers the flexibility to use leveraged or short-sale positions to take advantage of perceived inefficiencies across the global capital markets and are referred to as "alternative" strategies in contrast to the long-only, limited-leverage investment programs of conventional registered investment companies such as mutual funds. Because Investment Funds following alternative investment strategies (whether hedged or not) are often described as "hedge funds," the investment program of the Series can be referred to as a fund of hedge funds.

                             Through the selection and monitoring of Investment Funds, the Series seek to achieve capital appreciation that is not disproportionately influenced by the performance of any single Investment Fund. In addition, through constructing a portfolio for the Series that is comprised of a number of Investment Funds, the Adviser seeks to achieve the desired returns with lower volatility than likely would be achieved by investing with a single Investment Fund. In this regard, although the Company is a "non-diversified" investment company within the meaning of the 1940 Act, the Adviser typically will limit exposure to any investment "strategy" to less than 40% of the Series' net assets (measured over time and subject to underlying Investment Fund liquidity constraints) and investments in any one Investment Fund to less than 20% of the Series' net assets (measured at the time of purchase).

                             The Series may seek to gain investment exposure to certain Investment Funds or Investment Managers or to adjust market or risk exposure by entering into derivative transactions, such as total return swaps, options and futures. See "Types of Investments and Related Risks--Investment Related Risks--Risks of Securities Activities--Swap Agreements."

                             The Adviser, an indirect, wholly owned subsidiary of Citigroup Inc. ("Citigroup"), is responsible for the allocation of assets of the Series to various Investment Funds, subject to policies adopted by the Board of Directors. These Investment Funds (primarily unregistered investment funds, and to a limited extent, registered investment companies) are expected, in most cases, to have investors other than the Series. Subject to the approval of the Board of Directors (and, to the extent required by the 1940 Act, the investors in the particular Series), the Series may create separate Investment Funds that would be managed by one or more of the Investment Managers and for which the Series could be the sole investor (the Investment Managers of such Investment Funds, with Investment Managers selected to otherwise directly manage assets of the Series, are referred to as "Subadvisers").
                             The Adviser is also responsible for the selection of Subadvisers.

                             The Adviser allocates the assets of the Series among the Investment Funds that, in its view, represent attractive investment opportunities. In seeking to achieve its stated objectives, the Adviser will consider rebalancing the portfolio of the Series periodically to maintain what it considers to be the appropriate mix of trading styles and investment strategies given its prevailing market views.

                             The Adviser and its personnel use a wide range of resources, including its well-established alternative investments network, to identify attractive Investment Funds and promising investment strategies for consideration.

                             The Adviser's investment selection process involves a fundamental, top-down analysis that takes into account the broad risk/return features of the universe of alternative strategy types and attempts to group potential Investment Managers in logical categories or broad strategy groups. The asset allocation process then starts with an initial allocation across the broad strategy groupings, followed by a sub-allocation to individual strategies, and concludes with an allocation to individual Investment Funds within each selected strategy. The Adviser structures allocations to individual strategies and to individual Investment Funds with the objective of achieving the desired absolute return target, while attempting to limit potential losses.

                             The Adviser's personnel have extensive experience and expertise with alternative investment strategies and investment managers and have evaluated numerous investment funds representing many categories of alternative investments utilizing various investment strategies. They also have extensive experience in directly managing alternative investment strategies. The Adviser believes that this combination of evaluation expertise and direct investment experience enables it to understand the opportunities and risks associated with investing in Investment Funds.

                             For purposes of the Series' investment restrictions and the investment limitations under the 1940 Act, the Series will "look through" to the underlying investments of any Investment Fund managed by a Subadviser. Other Investment Funds in which the Series invest, however, are not subject to the Series' investment restrictions and, unless registered under the 1940 Act, are generally not subject to any investment limitations under the 1940 Act. The Series may invest temporarily in high quality fixed income securities and money market instruments or may hold cash or cash equivalents pending the investment of assets in Investment Funds or to maintain the liquidity necessary to effect repurchases of Shares or for other purposes.

RISK FACTORS                 The Investment Program Is Speculative and Entails
                             Substantial Risks. All securities investing and trading activities risk the loss of capital. No assurance can be given that the stated investment objective or return/volatility targets will be achieved. Performance will depend upon the performance of the Investment Funds and the Adviser's ability to effectively select Investment
                             Funds and allocate and reallocate the Series' assets among them. Each Investment Fund's use of leverage, short sales and derivative transactions, in certain circumstances, can result in significant losses. Because the Company is a non-diversified investment company, the percentage limitations imposed by the 1940 Act on the portion of assets that may be invested in the securities of any one issuer do not apply. As a result, the investment portfolio of the Series may be subject to greater risk and volatility than if the portfolio were invested in the securities of a broader range of issuers.

                             The Investment Program Is Not Suitable for All Investors. Prospective investors in the Company should review carefully the discussion under the captions "Types of Investments and Related Risks" and "Other Risks" for specific risks associated with the Investment Managers' styles of investing. An investment in the Company should only be made by investors who understand the nature of the investment, do not require more than limited liquidity in the investment and have sufficient capital to sustain the loss of their entire investment.

                             Investment Funds Pursue Various Investment
                             Strategies. The underlying Investment Funds may invest and trade in a wide range of instruments and markets and may pursue various investment strategies. The Investment Funds may invest and trade in equity and debt securities (including initial public offerings), and may also invest and trade in equity-related instruments, currencies, financial futures and debt-related instruments. Some of these securities or other instruments may be restricted or illiquid so that it may not be possible to sell them at the most opportune times or at prices approximating the value at which they were purchased. In addition, the Investment Funds may sell securities short and use a wide range of other investment techniques. The Investment Funds generally are not limited in the markets, either by location or type, such as large capitalization, small capitalization or non-U.S. markets, in which they invest, or the investment discipline that their Investment Managers may employ, such as value or growth or bottom-up or top-down analysis. Special risks apply to investing in both non-U.S. and smaller capitalization issuers. The Investment Funds may use various investment techniques for hedging and non-hedging purposes. An Investment Fund may, for example, sell securities short and purchase and sell options and futures contracts and engage in other derivative transactions, subject to certain limitations described elsewhere in this Offering Memorandum. The use of these techniques may be an integral part of an Investment Fund's investment strategy and may involve certain risks. The Investment Funds may use leverage, which also entails risk. See "Types of Investments and Related Risks."

                             The Investment Funds or the Series May Use
                             Leverage. Some or all of the Investment Funds may make margin purchases of securities and, in connection with these purchases, borrow money from brokers and banks (i.e., through credit facilities, lines of credit, or other margin or borrowing arrangements) for investment purposes. Use of leverage in this manner is speculative and involves certain risks. The Series may borrow money in connection with investment activities, for cash management purposes, to fund the repurchase of Shares or for temporary or emergency purposes. In general, the use of leverage by Investment Funds or the Series will increase the volatility of returns.

                             There Are Special Tax Risks. Special tax risks are associated with an investment in a Series. Each Series has elected to, and intends to meet the requirements necessary to, qualify as a "regulated investment company" or "RIC" under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). As such, the Series must satisfy, among other requirements, certain ongoing asset diversification, source-of-income and annual distribution requirements. Each of these ongoing requirements for qualification for the favorable tax treatment for RICs require that the Series obtain information from the Investment Funds in which the Series is invested. To facilitate the information-gathering process and compliance with certain asset diversification requirements, the Company retains an independent third-party service provider to mediate, in certain respects, the interaction with the Investment Funds. The primary roles of the third-party service provider are to collect and aggregate information with respect to the Investment Funds' holdings and to test each Series' compliance with certain asset diversification requirements each quarter. The Adviser also has established internal policies and procedures for monitoring the compliance process including having engaged the Company's auditors to review the third-party service provider's asset diversification test results for each Series, but nonetheless relies in substantial part on the service provider referenced in the prior sentence.

                             If before the end of any quarter of its taxable year, a Series believes that it may fail the asset diversification requirement, the Series may seek to take certain actions to avert such a failure. The Series may try to acquire additional interests in Investment Funds to bring itself into compliance with the asset diversification test. However, the action frequently taken by regulated investment companies to avert such a failure, the disposition of non-diversified assets, may be difficult for the Series to pursue because the Series may effect withdrawals from an Investment Fund only at certain times specified by the governing documents of the particular fund. While relevant provisions also afford the Series a 30-day period after the end of the relevant quarter in which to cure a diversification failure by disposing of non-diversified assets, the constraints on the Series' ability to effect a withdrawal from an Investment Fund referred to above may limit utilization of this cure period.

                             If the Series fails to satisfy the asset diversification or other RIC requirements, it may lose its status as a regulated investment company under the Code. In that case, all of its taxable income would be subject to U.S. federal income tax at regular corporate rates without any deduction for distributions to the Shareholders. In addition, all distributions (including distributions of net capital gain) would be taxed to their recipients as dividend income to the extent of the Series' current and accumulated earnings and profits. Accordingly, disqualification as a regulated investment company would have a material adverse effect on the value of the Series' Shares and the amount of the Series' distributions. See "Tax Aspects Under Subchapter M."

                             The Shares Have Limited Liquidity. It is not anticipated that Shares will be listed on any securities exchange or traded in other markets, and Shares will be subject to substantial restrictions on transfer. Although the Company expects to offer to repurchase Shares of the Series from the Shareholders from time to time, no assurance can be given that these repurchases will occur. See "Types of Investments and Related Risks" and "Redemptions, Repurchases and Transfers of Shares."

                             The Investment Funds Operate Independently of the Company and Are Largely Unregulated. The Investment Funds generally will not be registered as investment companies under the 1940 Act and the Series, as an investor in these Investment Funds, will not have the benefit of the protections afforded by the 1940 Act to investors in registered investment companies. While the Adviser in many instances seeks to negotiate arrangements that provide for regular reporting of performance and portfolio data by the Investment Funds, at times the only means of obtaining independent verification of performance data will be reviewing an Investment Fund's annual audited financial statements. Absent such negotiated arrangements (or as may otherwise be provided in the Investment Fund's governing documents), Investment Funds are not contractually or otherwise obligated to inform their investors, including the Series, of details surrounding their investment strategies. (This means, for example, that if two or more of the Series' Investment Funds were to invest significantly in the same company or industry, the Series' investments could be "concentrated" in that company or industry without the Adviser having had the opportunity to assess the risks of such concentration.) In addition, the Company, the Series and the Adviser have no control over the Investment Funds' investment management, brokerage, custodial arrangements or operations and must rely on the experience and competency of each Investment Manager in these areas. The performance of the Series is entirely dependent on the success of the Adviser in selecting Investment Funds for investment by the Series and the allocation and reallocation of assets among Investment Funds.

                             Investors May Be Able to Invest in the Investment Funds Directly at a Lower Cost than Investing Indirectly through the Company. An investor who meets the eligibility conditions imposed by the Investment Funds, including minimum initial investment requirements that generally will be substantially higher than those imposed by the Company, could invest directly in the Investment Funds. By investing in the Investment Funds indirectly through the Series, an investor bears a proportionate part of the asset-based fees and other expenses paid by the Series to the Adviser and other expenses of the Series, and also indirectly bears a portion of the asset-based fees, performance compensation and other expenses borne by the Series as an investor in the Investment Funds.

                             The Fees of the Underlying Investment Managers Will Affect Performance and the Fee Arrangements of Those Managers May Involve Special Risks. Each Investment Manager to which the Adviser allocates the assets of the Series generally will charge the Series, as an investor in an underlying Investment Fund, an asset-based fee, and some or all of the Investment Managers will receive performance-based compensation (either fees or in the form of profit "allocations"). The asset-based fees of the Investment Managers are generally expected to range from 1% to 3% annually of the net assets under their management and the performance compensation to the Investment Managers is generally expected to range from 15% to 25% of net profits annually. The receipt of performance compensation by an Investment Manager may create an incentive for an Investment Manager to make investments that are riskier or more speculative than those that might have been made in the absence of such incentive. In addition, because performance compensation will generally be calculated on a basis that includes unrealized appreciation of an Investment Fund's assets, such compensation may be greater than if it were based solely on realized gains.

                             An Investment Manager to an Investment Fund will receive any performance compensation to which it is entitled, irrespective of the performance of the other Investment Funds and the Series generally. Thus, an Investment Manager with positive performance may receive performance compensation from the Series, as an investor in an underlying Investment Fund, and indirectly from the Series' investors, even if the Series' overall returns are negative. Investment decisions for the Investment Funds are made by the Investment Managers independently of each other. Consequently, at any particular time, one Investment Fund may be purchasing interests in an issuer that at the same time are being sold by another Investment Fund. Investing by Investment Funds in this manner could cause the Series to indirectly incur certain transaction costs without accomplishing any net investment result.

                             There Are Special Risks Related to Investments in the Investment Funds. Additional investments in, or withdrawals from, the Investment Funds may be made only at certain times specified in the governing documents of the Investment Funds (or in such negotiated "side letter" or similar arrangements as the Adviser may be able to enter into with the Investment Fund on behalf of the Series). In addition, the Series may be subject to fees imposed on its withdrawals from the Investment Funds, especially with respect to "early withdrawals" made within one year of its initial investment in a particular Investment Fund.

                             To the extent holdings in an Investment Fund afford the Series no ability to vote on matters relating to the Investment Fund, the Series will have no say in matters that could adversely affect the Series' investment in the Investment Fund.

                             Investment Funds may be permitted to distribute securities in kind to investors, including the Series. Securities that may be received upon a distribution may be illiquid or difficult to value. In such circumstances, the Adviser would seek to dispose of these securities in a manner that is in the best interests of the Series.

BOARD OF DIRECTORS           The Company has a Board of Directors (each member a
                             "Director" and collectively, the "Board of Directors") that has overall responsibility for monitoring and overseeing the investment program of the Series and the Company's management and operations. Each investor, by investing in the Series, will become a "Shareholder" of the Company and will be deemed to have voted for the election of each initial Director. Any vacancy on the Board of Directors may be filled by the remaining
                             Directors, except to the extent the 1940 Act requires the election of Directors by the Shareholders. A majority of the Directors are "Independent Directors" who are not "interested persons" (as defined by the 1940 Act) of the Company or the Adviser. See "Management of the Company--Board of Directors" and "Voting."

                             The Company has entered into an investment advisory agreement (the "Investment Advisory Agreement") with the Adviser on behalf of each Series, originally effective as of November 1, 2002. The Investment Advisory Agreement continues in effect from year to year as to each Series if the continuance is approved annually by the Board of Directors (including a majority of the Independent Directors). The Board of Directors may terminate the Investment Advisory Agreement for a Series on 60 days' prior written notice to the Adviser. See "Investment Advisory Agreement."

THE ADVISER                  Citigroup Alternative Investments LLC ("CAI"), a
                             limited liability company formed under the laws of the State of Delaware, is registered as an investment adviser under the Investment Advisers
                             Act of 1940, as amended (the "Advisers Act"), and as a commodity trading adviser and a commodity pool operator with the Commodity Futures Trading
                             Commission ("CFTC"), and is a member of the National Futures Association ("NFA").

                             Subject to the oversight of the Board of Directors, the day-to-day portfolio management, short-term cash management and operations of the Company and the Series are the primary responsibility of Raymond Nolte, an officer of the Adviser and an officer and director of the Company. Mr. Nolte has served with the Adviser since September 1, 2005 as a portfolio manager responsible for Investment Fund selection and asset allocation covering discretionary strategies. See "The Adviser" and "The Portfolio Manager."

                             The Adviser is an indirect, wholly owned subsidiary of Citigroup, and considered to be the alternative investment management unit of Citigroup. Citigroup is the largest financial services firm in the United States, with leading market positions in investment banking, research and capital markets, asset management, commercial banking, credit and insurance services. The Adviser had assets under management of over $39.3 billion in alternative investments (over $100 billion on a levered basis) as of March 31, 2006. Alternative investments managed by the Adviser include hedge funds, credit structures, real estate, private equity, fixed income and managed futures. An affiliate of the Adviser invested $20 million upon the organization of each Series, but is not required to maintain such investment in the Series and may elect to withdraw all or any portion of such investment at any time.

                             A discussion regarding the basis for the Board of Directors' approval of the Company's investment advisory agreement with the Adviser is available under the heading "Investment Advisory Agreement" and in the Company's regular annual report.

ADMINISTRATORS               CAI and PFPC, Inc. ("PFPC"), a corporation formed
                             under the laws of the Commonwealth of
                             Massachusetts, have each been appointed by the Company to provide certain administrative services to the Company (in such capacity, each an "Administrator" and, together, the
                             "Administrators"). Under the terms of the administration agreement entered into between the Company and CAI, CAI is responsible, directly or through its agents, for, among other things, certain compliance, board administration, regulatory, general business and operational matters. PFPC has been authorized by the Board of Directors, in the administration, accounting and transfer agent services agreement entered into between the Company and PFPC, to provide various administrative, transfer agency, accounting and investor services to the Company.
                             Fees payable to PFPC for these services, and reimbursement for each Administrator's out-of-pocket expenses, are paid by the Company out of the assets of the Series. See "Company Expenses" and "Administrators."

CUSTODIAN AND ESCROW AGENT   The Company has retained PFPC Trust Company, a
                             limited purpose trust company incorporated under the laws of the State of Delaware, to provide certain custodial services to the Company (in such capacity, the "Custodian"), and PFPC Inc. to serve as escrow agent (in such capacity, the "Escrow
                             Agent"), with respect to subscription monies received from prospective investors. Fees payable to the Custodian and the Escrow Agent for these services, and reimbursement for the Custodian's and the Escrow Agent's out-of-pocket expenses, are paid by the Series. See "Company Expenses" and
                             "Custodian and Escrow Agent."

COMPANY EXPENSES             The Adviser bears all of its own costs incurred in
                             providing investment advisory services to the Series, including travel and other expenses related to its selection and monitoring of Investment
                             Managers. As described below, however, the Series bear all other expenses related to its investment program (collectively, "investment-related expenses"). The Adviser also provides, or will arrange at its expense, for certain management and administrative services to be provided to the Company. Among those services are: providing office space and other support services; maintaining and preserving certain records; preparing and filing various materials with state and U.S. federal regulators; providing legal and regulatory advice in connection with administrative functions; and reviewing and arranging for payment of the expenses of the Company and the Series. See "Company
                             Expenses."

                             Expenses to be assumed by the Company or the Series include, without limitation: all investment-related expenses, including, but not limited to, fees paid and expenses reimbursed directly or indirectly to Investment Managers (including, however characterized or structured, management fees, performance or incentive fees or allocations and redemption or withdrawal fees, and any indemnification expenses), all costs and expenses directly related to portfolio transactions and positions for the Series' account, such as direct and indirect expenses associated with the Series' investments, including the Series' investments in Investment Funds or with Subadvisers (whether or not consummated), and enforcing the Series' rights in respect of such investments, transfer taxes and premiums, taxes withheld on non-U.S. dividends, fees for data and software providers, research expenses, professional fees (including, without limitation, the fees and expenses of consultants, accountants, attorneys and experts, which may be retained to provide due diligence or similar services with respect to potential Investment Managers or for other purposes, fees and disbursements of any third party vendor performing tax compliance services and, if applicable in the event the Series utilizes a Subadviser (or in connection with its temporary or cash management investments or certain swap or other derivative transactions), brokerage commissions, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold but not yet purchased and margin fees; all costs and expenses associated with the establishment of Investment Funds managed by Subadvisers; any non-investment-related interest expense; attorneys' fees and disbursements associated with preparing, and updating the Company's Offering Memorandum and preparing and reviewing subscription documents (with the Offering Memorandum, the "Offering Materials"); fees and disbursements of any accountants engaged by the Company or the Series, and expenses related to the annual audit of the Company; fees and expense reimbursements paid to the Administrators; recordkeeping, custody and escrow fees and expenses; the costs of errors and omissions, directors' and officers' liability insurance and a fidelity bond; the Management Fee; the costs of preparing and distributing updated Offering Materials, reports and other communications, including proxy, tender offer correspondence or similar materials, to Shareholders; the costs of tax return and reporting preparation, review and distribution to Shareholders; fees of Independent Directors and travel expenses of Directors relating to meetings of the Board of Directors and committees thereof; all costs and charges for equipment or services used in communicating information regarding transactions between the Adviser and any custodian or other agent engaged by or on behalf of the Series; and any extraordinary expenses, including indemnification expenses as provided for in the LLC Agreement. The Adviser will pay or assume all other ordinary operating expenses of the Company and the Series.

                             The Company's and the Series' expenses associated with this offering have been paid in full.

                             In consideration of the administrative services provided by PFPC to the Company, the Series pays PFPC an annual fee, payable monthly, calculated as a percentage of a Series' net assets, which fee provides for "breakpoints" (or fee reductions) at increasing asset levels (the "Administrative Fee"). The Administrative Fee, together with certain per-account charges payable to PFPC, is paid out of and reduces the Series' net assets. No separate fee is paid to CAI in its capacity as an Administrator. See "Administrators."

MANAGEMENT FEE               In consideration of the advisory and other services
                             provided by the Adviser, each of Multi-Strategy
                             Series G and Multi-Strategy Series M pays the
                             Adviser a monthly fee of approximately 0.125%
                             (1.50% on an annualized basis) of its net assets
                             (the "Management Fee"). The Management Fee is paid out of and reduces the Series' net assets. See
                             "Management Fee."

CONFLICTS OF INTEREST        The investment activities of the Adviser, the
                             Investment Managers and their affiliates for their own accounts and other accounts they manage may give rise to conflicts of interest that may disadvantage the Company or the Series. Citigroup, as a diversified global financial services firm involved with a broad spectrum of financial services and asset management activities, may, for example, engage in the ordinary course of business in activities in which its interests or the interests of its clients may conflict with those of the Company, the Series or the Shareholders. See
                             "Conflicts of Interest."

DISCLOSURE OF PORTFOLIO      The Company publicly discloses its portfolio
HOLDINGS                     holdings periodically as required by the 1940 Act.
                             The Company also may make disclosures to persons or entities having a legitimate business purpose related to receipt of such information, subject to the requirement that if such information is made available more frequently than to the public it be subject at all times to appropriate protections against misuse. A more complete description of the Company's policies and procedures with respect to the disclosure of information relating to the Company's portfolio securities is available below under "Disclosure of Portfolio Holdings."


SUBSCRIPTION FOR SHARES      Shares are offered at their Series net asset value
                             per Share, and each Share subscribed for represents a capital investment in the particular Series in that amount. Each prospective investor must subscribe for a minimum initial investment of $25,000 (gross of any placement fees described below). Additional investments must be made in a minimum amount of $10,000 and at all times in increments of $5,000. The minimum initial and additional investments may be reduced by the Company or its designated agents with respect to individual investors or classes of investors (as, for example, with respect to key employees, officers or directors of the Company, the Adviser or their affiliates). The Company or its designated agents may, in their discretion, cause the Company to repurchase a

                             Shareholder's entire interest in the Series (i.e., all Shares of that Series held by the Shareholder) if the Shareholder's investment balance in the Series, as a result of repurchase or transfer requests by the Shareholder, is less than $25,000 (or any lower amount equal to the Shareholder's initial subscription amount net of placement fees).

                             Shares of Multi-Strategy Series M are no longer offered for sale to the public. The only shares of Multi-Strategy Series M currently being issued are those resulting from the reinvestment of dividends in respect of outstanding shares of Multi-Strategy Series M under the Company's Automatic Dividend Reinvestment Plan.

                             The Company or its designated agents may accept initial and additional subscriptions for Shares as of the first business day of each calendar month (a "business day" being any day on which banks in New York City are not required or permitted to close), except that the Company may offer Shares more frequently as determined by it or its designated agents. Subscription documentation, however, must be received by the Company at least seven calendar days prior to the proposed subscription date (or, if any such date is not a business day, the immediately preceding business day). To assist the Company in meeting its "know your customer" obligations, subscriptions generally will be accepted only from investors having brokerage accounts with an approved Placement Agent, and are subject to the receipt of cleared funds from such account prior to the applicable subscription date and in the full amount of the subscription (which funds will be debited directly from such account by the relevant Placement Agent, on behalf of the Company, to fund the subscription). Cleared funds must be available in such account no later than five calendar days prior to the particular subscription date. Although the Company or its designated agents may accept, in its or their sole discretion, a subscription prior to receipt of cleared funds, an investor may not become a Shareholder until cleared funds have been received. The Company and its designated agents reserve the right to reject any subscription for Shares and may, in its or their sole discretion, suspend subscriptions for Shares at any time and from time to time.

                             Placement Agents (who may be affiliated with the Adviser) will be retained by the Company to assist in the placement of Shares and generally will be entitled to receive a placement fee from each investor purchasing Shares through them. The specific amount of a placement fee generally will depend on the size of the investment in the Series, resulting in what are often referred to as sales "breakpoints," but will not exceed 3% of the subscription amount. (Subject to that limit, however, the applicable schedule of placement fees may vary among Placement Agents.) The placement fee will be deducted from a prospective investor's subscription amount, will not be applied to the purchase of Shares by the investor and will not be part of the assets of the Series. The placement fee may be adjusted or waived at the sole discretion of the Placement Agent and is expected to be waived for
                             (1) Citigroup and its affiliates, including the Adviser, and the directors, partners, principals, officers and employees of each of these and of the Placement Agents and certain of their affiliates;
                             (2) investment vehicles whose investment objectives and restrictions require that they invest exclusively or primarily in the Series; and (3) investors investing through certain programs relating to mutual fund "wrap," asset allocation or other managed asset programs sponsored by affiliates of the Adviser or with whom such affiliates have agreements related to investment in the Company. Investments made through certain related accounts (including family trusts or other similar investment vehicles) may be aggregated, in the sole discretion of the Placement Agent, in determining the applicable rate for the calculation of placement fees. It is the responsibility of an investor seeking to benefit from a particular placement fee level to identify any such related account to the Placement Agent personnel handling the investor's subscription. See "Subscriptions for Shares--Placement Fees."

ELIGIBILITY                  Each prospective investor will be required to
                             certify that the Shares subscribed for are being acquired directly or indirectly for the account of an "accredited investor" as defined in Regulation D under the 1933 Act. Investors who are "accredited investors" as defined in Regulation D (generally, individuals having a net worth of at least $1 million, entities having total assets of at least
                             $5 million or entities all of whose beneficial owners are themselves accredited investors) are referred to in this Offering Memorandum as "Eligible Investors." In addition, to assist the Company in meeting its "know your customer" obligations, an Eligible Investor generally must have a brokerage account with an approved Placement
                             Agent. Existing Shareholders subscribing for additional Shares must be Eligible Investors at the time of the additional subscription. The qualifications required to invest in the Company are summarized in a subscription agreement that must be completed by each prospective investor and are described in detail in Appendix A to this Offering Memorandum.

INITIAL CLOSING DATE         The initial closing date for subscriptions for
                             Shares solicited in a now-closed private offering was December 31, 2002. The Company commenced investment operations immediately thereafter. The
                             Shares subsequently were offered publicly to Eligible Investors commencing December 31, 2003.
                             That public offering, except as to Shares of Multi-Strategy Series M as already described, continues under this Offering
                             Memorandum, but may be suspended by the Company
                             (temporarily or otherwise) at any time.

TRANSFER RESTRICTIONS        Shares held by a Shareholder may be transferred
                             only (1) by operation of law due to the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of the Shareholder or (2) with the written consent of the Company or its designated agents, which consent may be withheld in its or their sole discretion. In connection with any request to transfer Shares, the Company may require the Shareholder requesting the transfer to obtain, at the Shareholder's expense, an opinion of counsel selected by the Company or its agents as to such matters as may reasonably be requested.

                             Transferees will not be allowed to become substituted Shareholders without the consent of the Company or its designated agents, which consent may be withheld in their sole discretion. A Shareholder who transfers Shares may be charged reasonable expenses, including attorneys' and accountants' fees, incurred by the Company or any Administrator in connection with the transfer. See "Redemptions, Repurchases and Transfers of Shares--Transfers of Shares."

REDEMPTIONS AND REPURCHASES  No Shareholder will have the right to require the
OF SHARES BY THE COMPANY     Company to redeem his, her or its Shares. The
                             Company may from time to time, as determined by the Board of Directors in its sole discretion, upon recommendation of the Adviser, offer to repurchase
                             Shares, generally on a pro rata basis, pursuant to written tenders by Shareholders. Each such repurchase offer may be limited to the Shares of one or more Series and generally will apply to 5-20% of the net assets of the particular Series.
                             The initial such repurchase of Shares was completed as of June 30, 2003, and the Adviser expects that it typically will recommend to the Board of Directors that the Company offer to repurchase
                             Shares from Shareholders quarterly, on the last business day of March, June, September and December. Repurchases will be made at such times, in such amounts and on such terms as may be determined by the Board of Directors, in its sole discretion. In determining whether the Company should offer to repurchase Shares, the Board of Directors will consider the recommendations of the Adviser as to the timing of such an offer, as well as a variety of operational, business and economic factors.

                             The LLC Agreement provides that a Series will be dissolved if any Shareholder that has submitted a written request, in accordance with the terms of that Agreement, to tender all Shares in the Series held by the Shareholder for repurchase by the Company has not been given the opportunity to so tender within a period of two years after the request (whether in a single repurchase offer or multiple consecutive offers within the two-year period). A Shareholder who intends to cause the Series to be dissolved must so indicate in a separate written request submitted within the applicable two-year period.

                             The Company has the right to repurchase Shares of Shareholders if the Company or its designated agents determines that the repurchase is in the best interests of the Company or upon the occurrence of certain events specified in the LLC Agreement, including, but not limited to, attempted transfers in violation of the transfer restrictions described above. See "Redemptions, Repurchases and Transfers of Shares--No Right of Redemption" and "--Repurchases of Shares."

SUMMARY OF TAX ASPECTS       Each Series has elected to, and intends to meet the
                             requirements necessary to, qualify as a "regulated investment company" under Subchapter M of the Code.
                             Certain requirements under Subchapter M and additional information regarding the Series' tax treatment, which is substantially similar to that of many other publicly offered mutual funds, are described under the heading "Tax Aspects Under
                             Subchapter M."

                             As a regulated investment company under the Code, each year that a Series qualifies as a regulated investment company and distributes to its Shareholders generally at least 90% of its "investment company taxable income" (as defined in the Code, but without regard to the dividends paid deduction), it will pay no U.S. federal income tax on the earnings or net capital gain it distributes. This avoids a "double tax" on that income and net capital gain since holders of Shares normally will be taxed on the dividends and net capital gain they receive from the Series (unless their Series Shares are held in a retirement account that permits tax deferral or the holder is otherwise exempt from tax). Tax-exempt U.S. investors will not derive unrelated business taxable income from an investment in Shares if they do not borrow to make the investment.

                             Because this tax treatment requires the Series to make certain annual distributions to Shareholders, the Company has established a program for the automatic reinvestment of these distributions in the Series. Under the program, when a Shareholder's distribution is reinvested, additional Shares of the Series will be issued to that Shareholder in an amount equal in value to the distribution. Shareholders will be enrolled automatically in the reinvestment program unless they elect otherwise by contacting PFPC or the Shareholder's representative at an approved Placement Agent. See "Distribution Policy."

EMPLOYEE BENEFIT PLANS AND   Investors subject to the Employee Retirement Income
OTHER TAX-EXEMPT ENTITIES    Security Act of 1974, as amended ("ERISA"), and
                             other tax-exempt entities, including employee benefit plans, individual retirement accounts
                             ("IRAs") and Keogh plans (each, a tax-exempt entity), may purchase Shares. The Company's assets will not be deemed to be "plan assets" for purposes of ERISA. Investment in the Company by tax-exempt entities or accounts requires special consideration; such investors should consult their legal, tax and accounting advisers with respect to these matters. See "ERISA Considerations."

REPORTS TO SHAREHOLDERS      The Company will furnish to Shareholders as soon as
                             practicable after the end of each taxable year and calendar year such information as is required by law to assist the Shareholders in preparing their tax returns. The Company will send Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act. The Company's most recent audited report preceding this Offering Memorandum for the Series (for the period ended March 31, 2006) was distributed to Shareholders on or about
                             May 30, 2006. Shareholders also receive quarterly
                             (or more frequent) reports regarding the operations of the Series.

TERM The Company's term is perpetual unless the Company is otherwise terminated under the terms of the LLC Agreement.

FISCAL YEAR                  For accounting purposes, the Company's fiscal year
                             (and that of the Series) is the 12-month period ending each March 31.

             SUMMARY OF FEES AND EXPENSES - MULTI-STRATEGY SERIES G

         The following table illustrates the direct fees and expenses that Multi-Strategy Series G expects to incur and that Shareholders investing in Multi-Strategy Series G can expect to bear.(1)

         SHAREHOLDER TRANSACTION FEES

            Maximum placement fee (percentage of purchase
            amount)                                                    3.00% (1)

            Maximum repurchase fee                                       None

         ANNUAL EXPENSES (as a percentage of
         Multi-Strategy Series G's net assets)

            Management Fee                                               1.50%

            Interest Expenses                                            None

            Other Expenses                                               1.08%

         Total Annual Expenses                                           2.58%

         ---------------

         (1) In connection with initial and additional investments, investors may be charged placement fees (sales commissions) of up to 3.0% of the amounts transmitted in connection with their subscriptions (depending on the amounts subscribed for; investments of $5,000,000 or more will not be subject to placement fees) in the discretion of their Placement Agent. The placement fee will be deducted from a prospective investor's subscription amount, will not be applied to the purchase of Shares by the investor and will not be part of the assets of the Series. Such placement fees are not included in the presentation of per annum fees and expenses in the table above. See "Subscriptions for Shares--Placement Fees."

         The purpose of the table above is to assist prospective investors in understanding the various fees and expenses Shareholders will bear directly or indirectly. "Other Expenses," as shown above, are based on actual expenses for the fiscal year ended March 31, 2006 (reflecting average net assets over that period), and include professional fees and other expenses that the Series will bear directly, custody fees and expenses, as well as expenses related to the offering. For a more complete description of the various fees and expenses of the Company, see "Company Expenses," "Management Fee," "Administrators" and "Subscriptions for Shares."

-------------------
(1) The Series also will bear costs and expenses as an investor in the Investment Funds (including fees that may be imposed on its withdrawals of assets invested in the Investment Funds), which costs and expenses are not reflected in the table and will reduce the Series' investment returns. Specifically, the Series will be subject to asset-based fees of 1-3% of the Series' investment in any Investment Fund and generally will also be subject to performance-based fees of 15-25% of net profits earned on that investment.

         EXAMPLE:

         You would pay the following fees and expenses on a $25,000 investment (minimum initial investment) in Multi-Strategy Series G, assuming a 5% annual return:*

                      1 year                         3 years
                      ------                         -------
                      $1,402                         $2,802

         The Example is based on the estimated fees and expenses set out above (and also reflects the maximum 3.0% placement fee that may be assessed on a $25,000 investment in the Series). It should not be considered a representation of future expenses, as actual expenses may be greater or less than those shown. Moreover, the rate of return of the Series may be greater or less than the hypothetical 5% return used in the Example. A greater rate of return than that used in the Example would increase certain fees and expenses paid by the Series.

-------------------------
* On an investment of $1,000, the Example would be as follows:

EXAMPLE:

         You would pay the following fees and expenses on a $1,000 investment in Multi-Strategy Series G, assuming a 5% annual return:

                      1 year                         3 years
                      ------                         -------
                        $56                           $112

             SUMMARY OF FEES AND EXPENSES - MULTI-STRATEGY SERIES M

                           [CLOSED TO NEW INVESTMENT]

         The following table illustrates the direct fees and expenses that Multi-Strategy Series M incurs and that Shareholders invested in Multi-Strategy Series M can expect to bear.(2)

         SHAREHOLDER TRANSACTION FEES

            Maximum placement fee (percentage of purchase
            amount)                                                     None (1)

            Maximum repurchase fee                                       None

         ANNUAL EXPENSES (as a percentage of
         Multi-Strategy Series M's net assets)

            Management Fee                                               1.50%

            Interest Expenses                                            None

            Other Expenses                                               1.16%

         Total Annual Expenses                                           2.66%

         ------------------
         (1) Placement fees (sales commissions) currently are not being charged in respect of Multi-Strategy Series M. Previously, investors were charged placement fees (sales commissions) of up to 3.0% of the amounts transmitted in connection with their subscriptions.

         The purpose of the table above is to assist investors in understanding the various fees and expenses Shareholders bear directly or indirectly. "Other Expenses," as shown above, are based on actual expenses for the fiscal year ended March 31, 2006 (reflecting average net assets over that period), and include professional fees and other expenses that the Series will bear directly, including custody fees and expenses, as well as expenses related to the offering. For a more complete description of the various fees and expenses of the Company, see "Company Expenses," "Management Fee," "Administrators" and "Subscriptions for Shares."

------------------------
(2) The Series also will bear costs and expenses as an investor in the Investment Funds (including fees that may be imposed on its withdrawals of assets invested in the Investment Funds), which costs and expenses are not reflected in the table and will reduce the Series' investment returns. Specifically, the Series will be subject to asset-based fees of 1-3% of the Series' investment in any Investment Fund and generally will also be subject to performance-based fees of 15-25% of net profits earned on that investment.

EXAMPLE:

         You would pay the following fees and expenses on a $25,000 investment (minimum initial investment) in Multi-Strategy Series M, assuming a 5% annual return:*

                      1 year                         3 years
                      ------                         -------
                      $1,445                         $2,937

         The Example is based on the estimated fees and expenses set out above (and also reflects the maximum 3.0% placement fee that may be assessed on a $25,000 investment in the Series). It should not be considered a representation of future expenses, as actual expenses may be greater or less than those shown. Moreover, the rate of return of the Series may be greater or less than the hypothetical 5% return used in the Example. A greater rate of return than that used in the Example would increase certain fees and expenses paid by the Series.

-------------------------
* On an investment of $1,000, the Example would be as follows:

EXAMPLE:

         You would pay the following fees and expenses on a $1,000 investment in Multi-Strategy Series M, assuming a 5% annual return:

                      1 year                         3 years
                      ------                         -------
                        $58                           $117

                              FINANCIAL HIGHLIGHTS

         The tables below set forth selected financial information that has been derived from the financial statements in the Company's annual reports, for the years ended March 31, 2006, March 31, 2005 and March 31, 2004 and for the period January 1, 2003 (commencement of operations) through March 31, 2003. The information in the tables below has been derived from the Company's financial statements, which were audited by KPMG LLP, the Company's independent registered public accounting firm. KPMG's most recent report is contained in the Company's annual report dated as of March 31, 2006. A copy of the annual report may be obtained without charge by contacting the Company at 731 Lexington Avenue, 25th Floor, New York, NY 10022, or by calling (212) 559-4999.

                             Multi-Strategy Series G

------------------------------------------------------------------------------------------------------------------------------------
For a Share outstanding throughout the period
                                                           Year Ended        Year Ended         Year Ended         January 1, 2003
                                                         March 31, 2006    March 31, 2005     March 31, 2004      (Commencement of
                                                                                                                   Operations) to
                                                                                                                   March 31, 2003
Net Asset Value, beginning of period:                      $1,115.09         $1,099.37             $995.86            $1,000.00
                                                         ===========      ============        ============          ===========
   Income from investment operations:
   Net investment loss                                        (26.88)           (32.25)             (36.19)              (12.87)
   Net realized and unrealized gain on investments            153.39             47.97              139.70                 8.73
                                                         -----------      ------------        ------------          -----------
   Total from investment operations                           126.51             15.72              103.51                (4.14)
                                                         -----------      ------------        ------------          -----------

Net Asset Value, end of period:                            $1,241.60         $1,115.09           $1,099.37              $995.86
                                                         ===========      ============        ============          ===========

Total Return                                                   11.35%             1.43%              10.39%             **(0.41%)
Ratios/Supplemental Data:
Net assets, end of period                               $188,116,360      $205,082,664        $103,278,282          $38,426,667
                                                        ============      ============        ============          ===========
Portfolio turnover                                             57.90%            25.24%              21.29%              *29.92%
Ratio of expenses to average net assets***                      2.60%             3.06%               3.43%               *5.28%
Ratio of net investment loss to average net assets             (2.35%)           (2.95%)             (3.40%)             *(5.22%)

    *    Annualized.

    **   Total return for a period of less than a full year is not annualized.

    *** For all periods shown, the Series' ratio of expenses to average net assets reflects the Adviser's Management Fee then in effect, which was 2.25% of net assets per annum from commencement of operations through August 1, 2005, and 1.50% of net assets per annum thereafter.

    The above ratios may vary for individual investors based on the timing of share transactions during the period.

                             Multi-Strategy Series M

------------------------------------------------------------------------------------------------------------------------------------
For a Share outstanding throughout the period
                                                           Year Ended        Year Ended         Year Ended         January 1, 2003
                                                         March 31, 2006    March 31, 2005     March 31, 2004      (Commencement of
                                                                                                                   Operations) to
                                                                                                                   March 31, 2003
Net Asset Value, beginning of period:                     $1,086.90          $1,073.22           $993.27             $1,000.00
                                                         ============     =============      =============         =============
   Income from investment operations:
   Net investment loss                                       (26.96)           (31.02)            (34.35)               (13.23)
   Net realized and unrealized gain on investments           101.51             44.70             114.30                  6.50
                                                         -----------      ------------        ------------          -----------
   Total from investment operations                           74.55             13.68              79.95                 (6.73)
                                                         -----------      ------------        ------------          -----------

Net Asset Value, end of period:                           $1,161.45         $1,086.90          $1,073.22               $993.27
                                                         ============     =============      =============         =============

Total Return                                                   6.86%             1.27%              8.05%              **(0.67%)
Ratios/Supplemental Data:
Net assets, end of period                                $64,813,822      $78,001,548        $58,616,167           $27,852,030
                                                         ============     =============      =============         =============
Portfolio turnover                                            84.97%            31.84%             22.76%               *25.96%
Ratio of expenses to average net assets***                     2.68%             3.02%              3.31%                *5.44%
Ratio of net investment loss to average net assets            (2.43%)           (2.91%)            (3.28%)              *(5.39%)

    *    Annualized.

    **   Total return for a period of less than a full year is not annualized.

    *** For all periods shown, the Series' ratio of expenses to average net assets reflects the Adviser's Management Fee then in effect, which was 2.0% of net assets per annum from commencement of operations through August 1, 2005, and 1.50% of net assets per annum thereafter.

    The above ratios may vary for individual investors based on the timing of share transactions during the period.


                                   THE COMPANY

         The Company, which is registered under the 1940 Act as a closed-end, non-diversified, management investment company, was organized as a limited liability company under the laws of Delaware on August 16, 2002 and has only a limited operating history. The Company's principal office is located at 731 Lexington Avenue, 25th Floor, New York, NY 10022, and its telephone number is
(212) 559-4999. Under the LLC Agreement, the Company may issue one or more Series of Shares. The LLC Agreement provides that each Series shall possess such relative rights and preferences as may be established by the LLC Agreement and the Board of Directors, and, in accordance with Delaware law, that liabilities incurred with respect to a Series shall be enforceable only against the assets of such Series and not against the assets of any other Series or of the Company generally. As of the date of this Offering Memorandum, the Board of Directors has established two separate Series of Shares, designated as Multi-Strategy Series M and Multi-Strategy Series G. This Offering Memorandum refers principally to the offer and sale of Shares of Multi-Strategy Series G. The Company no longer offers its Shares of Multi-Strategy Series M for sale to the public; the only Shares of Multi-Strategy Series M currently being issued are those resulting from the reinvestment of dividends in respect of outstanding Shares of Multi-Strategy Series M under the Company's Automatic Dividend Reinvestment Plan. References in this Offering Memorandum to "Shares" should be understood as referring either separately to Shares of Multi-Strategy Series M or Multi-Strategy Series G or collectively to Shares of both Series, as the context may require.

         Investment advisory services will be provided by the Adviser, Citigroup Alternative Investments LLC, a limited liability company organized under Delaware law and an indirect, wholly owned subsidiary of Citigroup, pursuant to the Investment Advisory Agreement. Responsibility for monitoring and overseeing the Company's investment program and its management and operation is vested in the individuals who serve on the Board of Directors. See "Management of the Company--Board of Directors."

                                 USE OF PROCEEDS

         The proceeds from the sale of Shares, excluding the amount of any placement fees paid by investors and net of fees and expenses, will be invested by each Series to pursue its investment program and objectives as soon as practicable, consistent with market conditions and the availability of suitable investments, after receipt of such proceeds by the Series.

                                    STRUCTURE

         The Company is a specialized investment vehicle that combines many of the features of an investment fund not registered under the 1940 Act, often referred to as a "private investment fund," with those of a registered closed-end investment company. Private investment funds, such as hedge funds, are commingled asset pools that are often aggressively managed and that offer their securities privately without registration under the 1933 Act in large minimum denominations to a limited number of high net worth individual and institutional investors. The general partners or investment advisers of these funds, which are typically structured as limited partnerships, are usually compensated through asset-based fees and performance-based compensation. Registered closed-end investment companies are typically organized as corporations, business trusts, limited partnerships or limited liability companies. These registered companies impose relatively modest minimum investment requirements and publicly offer their shares to a broad range of investors. The advisers to registered closed-end investment companies are typically compensated through asset-based (but often not performance-based) fees.

         The Company is similar to a private investment fund in that the Series will be actively managed and Shares will be sold in relatively large minimum denominations solely to high net worth individual and institutional investors. In addition, the managers of the Investment Funds typically will be entitled to receive performance-based compensation. Unlike many private investment funds, however, the Company, as a registered closed-end investment company, can offer Shares without limiting the number of Eligible Investors that can participate in the investment program of the Series. The Company is designed to permit sophisticated investors that have a higher tolerance for investment risk to participate in an aggressive investment program without making the more substantial minimum capital commitment that is required by many private investment funds and without being subject to the limitations on the number of Eligible Investors faced by many of those funds.

                               INVESTMENT PROGRAM

Investment Objective

         The investment objective of each Series is to seek capital appreciation. In particular, Multi-Strategy Series G seeks to realize a targeted annualized net return to Shareholders over any three-to-five-year investment horizon equal to the return for that period of the three-month U.S. Treasury Bills plus 8.5%, with targeted annualized volatility as measured by standard deviation of less than 7.5%. Multi-Strategy Series M seeks to realize a targeted annualized net return to Shareholders over any three-to-five-year investment horizon equal to the return for that period of the three-month U.S. Treasury Bills plus 6.0%, with targeted annualized volatility as measured by standard deviation of less than 5.5%. In accord with these differing return/volatility targets, the Adviser allocates a greater portion of the investments it identifies as having increased return potential (with generally more variable expected returns as to both gains and losses) to Multi-Strategy Series G than it does to Multi-Strategy Series M. No assurance can be given that a Series' investment objective or its particular return/volatility targets will be achieved. In addition, although Multi-Strategy Series G targets a higher return, and therefore a higher risk/volatility profile than Multi-Strategy Series M, no assurance can be given that either Series will not lose money, and under certain circumstances Multi-Strategy Series M actually may experience greater losses than Multi-Strategy Series G. As described below, each Series is a "fund of funds" that seeks absolute return over the long term, while providing diversification for the Shareholders, either through investing in Investment Funds managed by third-party Investment Managers who employ a variety of alternative investment strategies or through investing in separate Investment Funds established by the Series and managed by Subadvisers (or with Subadvisers otherwise retained to directly manage assets of the Series).

         It is expected that Investment Funds in which the Series will invest have the flexibility to use leveraged or short-sale positions to take advantage of perceived inefficiencies across the global capital markets. Because Investment Funds following alternative investment strategies (whether hedged or not) are often described as "hedge funds," the Series' investment program can be referred to as a fund of hedge funds.

         Through the selection and monitoring of Investment Funds, the Series seeks to achieve capital appreciation that is not disproportionately influenced by the performance of any single Investment Fund. In addition, as already noted, through constructing a portfolio that is comprised of a number of Investment Funds, the Series seeks to achieve the desired returns with lower volatility than likely would be achieved by investing with a single Investment Fund. In this regard, although the Company is a "non-diversified" investment company within the meaning of the 1940 Act, the Adviser typically will limit a Series' exposure to any one investment "strategy" to less than 40% of the Series' net assets (measured over time and subject to underlying Investment Fund liquidity constraints) and investments in any one Investment Fund to less than 20% of the Series' net assets (measured at the time of purchase). For this purpose, a strategy is any one of the strategies described below under the heading "Investment Strategies" (i.e., as of the date of this Offering Memorandum, Discretionary Trading, Systematic Trading, Equity Market Neutral/Statistical Arbitrage, Convertible Arbitrage, Fixed Income Arbitrage, U.S. Directional Equity, International and Global Directional Equity, Emerging Markets Directional Equity, Credit/Distressed Strategies, Merger Arbitrage/Special Situations, and Event Driven Equity).

Investment Philosophy

         Conventional registered investment companies, such as mutual funds, generally are subject to significant regulatory restrictions in designing their own investment strategies relating to the use of leverage and the ability to sell securities short. Private, unregistered investment funds, however, are not subject to many of these limitations. The Adviser believes that the Series' strategy of investing primarily in these types of investment funds creates opportunities to participate in alternative methods of investing that may earn attractive risk-adjusted returns.

         The Adviser believes a portfolio of Investment Funds can be assembled that capitalizes on both the potential lack of correlation among many Investment Funds and the lack of correlation of some alternative investment strategies with conventional long-only equity and fixed income strategies. A portfolio of alternative investment strategies may therefore produce capital appreciation more consistently and with less volatility than would most individual conventional or alternative investment strategies.

         Because alternative investment strategies may be risky, the Adviser believes it is prudent for the Series generally to invest in these strategies through Investment Funds organized as limited partnerships or other limited liability investment vehicles. This structure limits the effect that losses incurred by any one Investment Fund will have on the assets of the Series by limiting the amount at risk to the amount invested in that Investment Fund. In certain circumstances, however, the Adviser believes that it may be appropriate to gain investment exposure to certain Investment Funds or Investment Managers by entering into derivative transactions, such as total return swaps, options and forwards. See "Types of Investments and Related Risks--Investment Related Risks--Risks of Securities Activities--Swap Agreements."

Investment Strategies

         The Adviser intends to invest the assets of the Series in Investment Funds that employ a variety of alternative investment strategies. As noted above, the Investment Managers to these Funds generally conduct their investment programs through Investment Funds (primarily unregistered investment funds, and to a limited extent, registered investment companies) that have investors other than the Series. Subject to the approval of the Board of Directors (and, to the extent required by the 1940 Act, Shareholders of the Series), the Series may also create separate Investment Funds that would be managed by one or more Subadvisers and for which the Series generally would be the sole investor.

         Some examples of the primary investment strategies that the Adviser intends to consider with respect to the Series are described below:

         Directional Macro. Directional Macro strategies include: "Discretionary Trading" and "Systematic Trading". Successfully implementing a directional macro strategy requires well-developed risk management procedures, because directional macro Investment Managers often employ significant leverage. Investment Managers using such strategies may include commodity trading advisors that trade primarily futures, options on futures contracts and foreign exchange contracts. These Investment Managers may trade in diversified markets or focus on one market sector.

              Discretionary Trading. Investment Managers using this strategy seek to dynamically allocate capital to relatively short-term trading opportunities around the world. These Investment Managers implement both directional strategies (e.g., seeking to participate in rising and declining markets when the trend appears strong and justified by fundamentals) and relative value approaches (e.g., establishing long positions in undervalued instruments and short positions in related instruments believed to be overvalued) or in "spread" positions in an attempt to capture changes in the relationships between instruments.

              Systematic Trading. Systematic trading strategies generally rely on computerized trading systems or models to identify and capitalize on trends in financial and commodity markets. Their systematic approach is designed to allow Investment Managers to seek to take advantage of price patterns in a very large number of markets. The trading models may be focused on technical or fundamental factors or a combination of factors.

         Relative Value Arbitrage. Relative value arbitrage strategies seek to take advantage of specific relative pricing anomalies, while also seeking to maintain minimal exposure to systematic market risk. This may, for example, be achieved by purchasing one security perceived by the Investment Manager to be undervalued, while selling short another security perceived by the Investment Manager to be overvalued. Relative value arbitrage strategies include: "Equity Market Neutral", "Statistical Arbitrage", "Convertible Arbitrage", and "Fixed Income Arbitrage". Some Investment Managers classified as multi-strategy relative value arbitrage use a combination of the strategies.

              Equity Market Neutral/Statistical Arbitrage. Equity market neutral strategies seek to generate profits through the successful selection of equity securities while reducing the effects of market-wide or, in some cases, industry sector-wide price movements by simultaneously taking long and short positions in "matched" equities in approximately equal volumes.

              Statistical arbitrage is a relative value, "systematic" (meaning largely automated) trading strategy that seeks to exploit short-term and long-term relationships among stock prices and volatility.

              Convertible Arbitrage. Convertible arbitrage strategies generally involve the simultaneous purchase and short sale of issues of the same issuer. Often, the arbitrage involves the purchase of a convertible bond issued by the issuer and the short sale of that issuer's common stock. Convertible bonds are vulnerable to systematic risk, and, as to the issuers of the bonds selected for investment, there is risk of bankruptcy or significant credit risk. Investment Managers may also seek to either hedge out or take on additional credit risk and interest rate risk.

              Fixed Income Arbitrage. Investment Managers using fixed income arbitrage strategies analyze a variety of fixed income securities across several markets. These Investment Managers seek to exploit pricing inefficiencies between related fixed income securities, while neutralizing exposure to interest rate risk. Losses may be incurred from spread positioning due to price differentials. Fixed income arbitrage managers tend to utilize significant amounts of leverage, take both long and short positions, and employ options, futures and other derivative strategies. Investment Managers also may trade various mortgage securities. These securities and their derivatives may further increase the leverage in the Investment Funds.

         Directional Equity. Investment Managers using a directional or long/short equity strategy use their stock selection skills to identify companies that have the potential to perform well (the long portfolio) and those that are expected to do poorly (the short portfolio). Investment Managers seek to actively manage market exposure by shifting the allocation between long and short investments over time depending on stock selection opportunities and the Investment Manager's outlook for the equity markets. Because the combined long/short portfolio generally will have long equity market exposure, it has the potential to generate attractive returns during rising equity markets, while the portion of the portfolio that is sold short could reduce losses during falling equity markets. Investment Managers may look for investment opportunities in the U.S., international and global, or emerging markets. Each of these markets constitutes a separate strategy for purposes of the strategy diversification test outlined above under the heading "Investment Objective".

         Event Driven. Event driven strategies involve investing in opportunities created by significant transactional events such as spin-offs, mergers and acquisitions, bankruptcies, recapitalizations and share buybacks. Sub-strategies include: "Credit/Distressed Strategies", "Merger Arbitrage/Special Situations" and "Event Driven Equity". Some Investment Managers classified as multi-strategy event driven use a combination of sub-strategies.

                  Credit/Distressed Strategies. Credit strategies involve investing in an array of credit oriented instruments including: investment grade corporate bonds, high yield debt, bank debt, emerging market bonds, asset backed securities, credit default swaps and collateralized debt obligations (CDOs). Investors that trade credit can be long or short depending on their fundamental analysis. All credit instruments are susceptible to default, interest rate and liquidity risks. Distressed securities strategies involve investments in obligations of companies experiencing financial difficulties, including companies which may be subject to or threatened with bankruptcy, reorganization or liquidity proceedings, companies in default on outstanding obligations to creditors and companies experiencing decreasing revenues or earnings.

                  Merger Arbitrage/Special Situations. Merger arbitrage strategies involve the purchase and sale of securities of companies involved in corporate reorganizations and business combinations, such as mergers, exchange offers, cash tender offers, spin-offs, leveraged buy-outs, restructurings and liquidations. The Investment Manager will also consider other investment techniques designed to maximize profits and/or hedge against losses presented by the transaction. These techniques include short selling, options trading, trading in securities convertible into or exchangeable for the securities involved in the reorganization and investing in financial futures or other futures markets that the Investment Manager deems to be a potentially profitable investment strategy or hedge.

                  Event Driven Equity. Event Driven Equity strategies opportunistically target companies undergoing a significant corporate transition in the form of a substantive reorganization (distressed or non-distressed), spin-off, merger, take-out, recapitalization, asset sale, change of control, dividend change or share buyback. Event driven equity strategies can be passive, "politely" activist, or, at times, hostile in nature. One of the key definitional points is that the strategy primarily focuses on the equity portion of the capital structure.

Investment Selection

         The Adviser is responsible for the allocation of assets to various Investment Funds, subject to policies adopted by the Board of Directors. The Adviser is also responsible for the selection of Subadvisers.

         The Adviser selects opportunistically from a wide range of Investment Funds in order to create a broad-based portfolio of such Funds while seeking to invest in compelling investment strategies and with promising Investment Managers. The Adviser does not intend to invest the assets of the Series according to pre-determined allocations.

         The Adviser has access to a number of hedge fund databases as well as market information sources. In addition, the Adviser has an active research program with internal analysts who specialize in various strategies. Specific sources for new managers include: Industry contacts, which may include contacts within Citigroup, referrals from existing Investment Managers, third-party databases, direct solicitations by Investment Managers and third-party marketing firms, introductions from prime brokers and industry conferences.

         The Adviser receives information from a large number of Investment Funds each year. The Adviser meets with a diversified cross-section of these Investment Funds each year, but allocates assets to only a fraction of them. The Adviser continually looks to add to the pool of eligible Investment Funds that meet the Adviser's due diligence requirements. This allows the Adviser to better rank and compare fund peers, which helps to facilitate the replacement of under-performing Investment Managers as well as identify attractive alternatives and new strategies.

Investment Manager Evaluations

         The Adviser evaluates Investment Managers based on qualitative and quantitative analyses to seek to identify Investment Managers that have shown the ability to generate consistent skill-based returns (alpha) over time, while showing the ability to preserve capital by controlling drawdowns.

         The Adviser initially assesses an Investment Manager through a combination of discussions, reviews of materials provided by the Investment Manager and on-site visits to the Investment Manager's place of business. Once an Investment Manager has successfully passed the initial assessment, the Adviser conducts a comprehensive due diligence review of the Investment Manager, which includes the following components:

o Investment Analysis. The Adviser combines qualitative and quantitative analyses intended to develop a sound understanding of an Investment Manager's ability to generate returns. These analyses focus on an Investment Manager's investment team, investment process, risk management and performance. An Investment Manager's performance track record is examined for consistency and drawdown (i.e., loss) control versus a peer group of Investment Funds. In doing so, the Adviser analyzes the Investment Manager's historical performance returns including its historical distribution of returns and drawdowns and relevant risk ratios and metrics.

o Operational and Business Risk Analysis. The Adviser's operational risk team employs a disciplined process intended to assess an Investment Manager's ability to operate efficiently. The key components of this analysis include, but are not limited to, a review of key principals, organizational structure and terms of Investment Funds, mid/back office operations, valuation process, accounting practices, and internal controls and procedures, disaster recovery plan and anti-money laundering policies.

         Subject to the "Asset Coverage Requirements" of the 1940 Act, the Adviser may cause the Series to employ leverage in order to fund repurchases of Shares or for other purposes. This is in addition to the leverage used by individual Investment Funds. Leverage, whether employed by a Series or its underlying Investment Funds, has the effect of increasing returns or losses, as well as volatility. The Adviser may increase or decrease the degree of leverage employed by the Series at any time, but will have no control over leverage employed by an Investment Fund other than with respect to any predetermined leverage limits that may have been agreed to by the Investment Fund. See "Types of Investments and Related Risks."

         The Adviser intends to allocate assets to Investment Funds following a wide variety of investment strategies, resulting in an asset mix held by the Investment Funds that may from time to time include, without limitation, currencies, commodity futures and options (subject to limitations described elsewhere in this Offering Memorandum), non-U.S. dollar denominated instruments, short-term instruments (including U.S. Treasury securities and certificates of deposit), sovereign debt, public and privately placed (unlisted) equity, equity-related and debt securities of U.S. and non-U.S. corporations, and investments in other investment funds.

         The Adviser's personnel have extensive experience and expertise with alternative investment strategies and Investment Managers and have evaluated numerous Investment Funds representing many categories of alternative investments, utilizing various investment strategies. They also have extensive experience in directly managing alternative investment strategies. The Adviser believes that this combination of evaluation expertise and direct investment experience enables it to understand the opportunities and risks associated with investing in the Investment Funds. For a more complete description of the experience of the personnel of the Adviser who are principally responsible for the management of the Series and the Company, see "The Adviser."

Portfolio Construction

         The Adviser allocates assets of the Series among Investment Funds that, in its view, represent attractive investment opportunities in relation to the Series' investment objective. The Adviser, however, will consider rebalancing the portfolio of the Series periodically to maintain what it considers to be the appropriate mix of trading styles and investment strategies given its prevailing market views. There is no guarantee that any given Investment Fund will accept additional allocations of capital at the time the Series wishes to make such an additional allocation or at any time thereafter. Furthermore, any Investment Fund may return capital in whole or in part without the Series' consent (as a result of the Fund's liquidation or other compulsory redemption).

         The Adviser believes it is important to maintain a broad-based portfolio in order to reduce the effect of losses or poor returns by one or more Investment Funds. There is no guarantee, however, that the Series will be able to avoid substantial losses due to poor returns by one or more Investment Funds. The Adviser will typically endeavor to limit the exposure to any one type of investment strategy to less than 40% of a Series' net assets (measured over time and subject to underlying Investment Funds' liquidity constraints) and to limit investments in any one Investment Fund to less than 20% of the Series' net assets (measured at the time of purchase).

         The Adviser also will limit investments in any one Investment Fund to less than 5% of the Investment Fund's outstanding voting securities. In this regard, the Series may, at the time of investment, elect to invest in a class of the Investment Fund's non-voting securities or by contract may waive either all voting rights associated with the investment or those that would exceed this 5% limit. Such a limitation on voting rights is intended to ensure that an underlying Investment Fund not be deemed an "affiliated person" of the Series for purposes of the 1940 Act, which may impose limits on the Series' dealings with the Investment Fund. There are, however, other statutory tests of affiliation, and an Investment Fund may be deemed an "affiliated person" of the Series notwithstanding these limitations. Waivers of voting rights typically will be effected via a contract agreed to by the relevant Investment Fund whereby the Series automatically (and in most cases irrevocably) waives any voting rights it may hold subject to certain requirements. Other investment funds or accounts managed by the Adviser also may forego or waive voting rights in a particular Investment Fund.

         As a general matter, the private Investment Funds in which the Series will invest, unlike public corporations or SEC-registered mutual funds, do not provide their shareholders with an ability to vote (except under quite limited circumstances). The Series' practices regarding investment in non-voting securities or waivers of voting rights are, therefore, not expected to adversely affect the Series' operations. Nonetheless, it is possible these practices will prevent the Series from participating in voting on a particular issue to the maximum extent available to other shareholders. The Adviser, which makes any day-to-day decisions regarding these matters, considers this risk small relative to the flexibility realized by the Series and its shareholders in limiting 1940 Act "affiliated person" concerns. When deciding to forego or waive voting rights, the Adviser considers only the interests of the Series and not the interests of the Adviser or those of the Adviser's other clients. The Company has not established specific written procedures relating to this process.

         For purposes of a Series' investment restrictions and investment limitations under the 1940 Act, the Series will "look through" to the underlying investments of any Investment Funds created to facilitate the management of assets by a Subadviser. The trading and investment activity of other Investment Funds in which the Series invest, however, are not subject to the Series' investment restrictions and, unless registered under the 1940 Act, generally are not subject to any investment limitations under the 1940 Act or the Code. The Series may invest temporarily in high quality fixed income securities, money market instruments and money market funds or may hold cash or other cash equivalents pending the investment of assets in Investment Funds or to maintain the liquidity necessary to effect repurchases of Shares or for other purposes.

Risk Management and Monitoring of Investments

         As noted above, unregistered investment funds typically have greater flexibility than conventional registered investment companies as to the types of securities unregistered funds may hold, the types of trading strategies they may use, and, in some cases, the extent to which they utilize leverage. The Investment Managers selected by the Series will have full discretion, without the Series' input, to purchase and sell securities and other investments for their respective Investment Funds consistent with the relevant investment advisory agreements, partnership agreements or other governing documents of the Investment Funds. The Investment Funds generally are not limited in the markets in which they invest, either by location or type, such as U.S. or non-U.S. (including emerging markets), large capitalization or small capitalization, or the investment discipline that they may employ, such as value or growth or bottom-up or top-down analysis. These Investment Funds may invest and trade in a wide range of securities and other financial instruments and may pursue various investment strategies and techniques for both hedging and non-hedging purposes. The Investment Funds may also sell securities short, purchase and sell option and futures contracts and engage in other derivative transactions, subject to certain limitations described elsewhere in this Offering Memorandum. The use of one or more of these techniques may be an integral part of the investment program of an Investment Fund and involves certain risks.
See "Types of Investments and Related Risks."

         The Adviser employs an ongoing risk management process. Risk management with respect to portfolio construction will seek to achieve diversification across trading styles and investment strategies, asset classes and markets. The Adviser's regular risk management review includes: (i) at a minimum, a monthly review of profit and loss reports and risk profiles for each Investment Manager;
(ii) ongoing quantitative and qualitative monitoring of Investment Managers; and
(iii) monitoring of drawdown (loss) levels, especially with respect to predetermined "trigger" points.

         No risk-management process is fail-safe, and no assurance can be given that the Adviser's risk management process will achieve its objective. From time to time, the Adviser may modify or change its risk management system.

         The Adviser seeks to monitor the operations and performance of an Investment Fund as frequently as the Adviser believes is appropriate in light of the investment strategy followed by the Investment Manager and prevailing market conditions. Although independently verifiable information about an Investment Funds' operations and performance may not be available on more than an annual basis, the Adviser regularly intends to solicit such information from the Investment Managers and other sources as the Adviser deems necessary to properly assess the relative success or failure of each Investment Fund; there can be no assurance that the Adviser will be successful in obtaining any such information. In this regard, the Adviser in many cases seeks to negotiate arrangements that provide for regular reporting of performance and portfolio data by the Investment Funds. (The inability to negotiate any such arrangement with a specific Investment Fund will not, however, prevent the Adviser from considering that Investment Fund for investment.) Changes in leverage, personnel, market behavior, expenses, litigation, capital resources, economic conditions and other factors may be monitored, as appropriate and to the extent the information is available to the Adviser.

         Based on the Adviser's assessment of factors such as (i) the degree to which the Investment Manager is pursuing an investment strategy consistent with its stated policy; (ii) whether and to what degree the focus, incentives and investment strategy of the Investment Manager have changed; and (iii) whether the investment strategy employed remains consistent with the objective of the Series in light of changing market conditions or otherwise, the Adviser periodically will adjust allocations of the Series' assets among Investment Funds. Rebalancing of the Series' portfolio generally will be considered on a periodic basis. A Series may, however, reduce its investment in an Investment Fund only as permitted by the governing documents of the Investment Fund (or in such negotiated "side letter" or similar arrangements as the Adviser may be able to enter into with the Investment Fund on behalf of the Series), which may limit significantly the timing or size of permitted withdrawals or redemptions.

         The investment program of the Series is speculative and entails substantial risks. No assurance can be given that the investment objective of the Series will be achieved or that substantial losses will not be incurred. In fact, certain investment practices to be employed by the Series and/or the Investment Managers can, in some circumstances, substantially increase any adverse impact on the Series' investment portfolio. See "Types of Investments and Related Risks."

                     TYPES OF INVESTMENTS AND RELATED RISKS

General

         The value of the Series' total net assets fluctuates in response to fluctuations in the value of the Investment Funds in which the Series invests, and the Series could sustain losses. An investment in the Series should only be made by investors who have sufficient capital to sustain the loss of their entire investment in the Series. Discussed below are certain of the investments expected to be made by Investment Funds and the principal risks that the Adviser believes are associated with those investments. These risks will, in turn, have an effect on the Series. For purposes of this discussion, references to the activities of the Investment Funds should generally be interpreted to include the activities of a Subadviser when acting on behalf of the Series.

Strategy Related Risks

         Event-Driven Investments. The Investment Funds may invest in companies involved in (or the target of) acquisition attempts or tender offers or companies involved in work-outs, liquidations, spin-offs, reorganizations, bankruptcies and similar transactions. Likewise, an Investment Fund's investment may be in markets or companies in the midst of a period of economic or political instability. In any investment opportunity involving these types of business enterprise, there exists a number of risks, such as the risk that the transaction in which such business enterprise is involved either will be unsuccessful, take considerable time or will result in a distribution of cash or a new security the value of which will be less than the purchase price to the Investment Fund of the security or other financial instrument in respect of which such distribution is received. Similarly, if an anticipated transaction does not in fact occur, the Investment Fund may be required to sell its investment at a loss. Further, in any investment in an unstable political or economic environment, there exists the risk of default as to debt securities and bankruptcy or insolvency with respect to equity securities. Because there is substantial uncertainty concerning the outcome of transactions involving financially troubled companies or situations in which the Investment Fund may invest, there is a potential risk of loss by the Investment Fund of its entire investment in such companies.

         Statistical Arbitrage. The success of the investment activities of an Investment Manager employing statistical arbitrage is heavily dependent on the mathematical models used by the Investment Manager in attempting to exploit short-term and long-term relationships among stock prices and volatility. Models that have been formulated on the basis of past market data may not be predictive of future price movements. The Investment Manager may select models that are not well suited to prevailing market conditions. Furthermore, the effectiveness of such models tends to deteriorate over time as more traders seek to exploit the same market inefficiencies through the use of similar models.

         In the event of static market conditions, statistical arbitrage strategies are less likely to be able to generate significant profit opportunities from price divergences between long and short positions than in more volatile environments.

         Unusual events specific to particular corporations and major events external to the operations of markets can cause extreme market moves that are inconsistent with the historic correlation and volatility structure of the market. Models also may have hidden biases or exposure to broad structural or sentiment shifts.

         Quantitative trading strategies, including statistical arbitrage, are highly complex, and, for their successful application, require relatively sophisticated mathematical calculations and relatively complex computer programs. These trading strategies are dependent upon various computer and telecommunications technologies and upon adequate liquidity in the markets traded. The successful execution of these strategies could be severely compromised by, among other things, a diminution in the liquidity of the markets traded, telecommunications failures, power loss and software-related "system crashes." Due to the high trading volume nature of statistical arbitrage the transaction costs associated with the strategy may be significant. In addition the "slippage" from entering and exiting positions may be significant and may result in losses.

         Equity Market Neutral. A market neutral strategy requires both a long and short position. To the extent an Investment Manager is unable to maintain a balanced position because of trade execution delays, forced liquidations of short or leveraged positions due to losses or failure to "match" long and short positions, the strategy will not be market neutral. In addition, to the extent that long and short positions are not matched by industry sectors, a sector-wide but not market-wide price move may result in market, as opposed to stock picking, losses. Unusual events specific to a particular company, which cause sudden changes in a specific company's share valuation may also adversely affect historical price relationships between stocks, leading to losses in the strategy.

         Fixed Income Arbitrage. Fixed income arbitrage strategies generally involve spreads between two or more positions. To the extent the price relationships between such positions remain constant, no gain or loss on the position will occur. Such positions do, however, entail a substantial risk that the price differential could change unfavorably, causing a loss to the spread position. Substantial risks are involved in trading in U.S. and non-U.S. government securities, corporate securities, investment company securities, mortgage-backed and asset-backed securities, commodity and financial futures, options, rate caps, rate swaps and the various other financial instruments and investments that fixed income arbitrage strategies may trade. Substantial risks are also involved in borrowing and lending against such investments. The prices of these investments can be volatile, market movements are difficult to predict, and financing sources and related interest and exchange rates are subject to rapid change. Certain corporate, asset-backed and mortgage-backed securities may be subordinated (and thus exposed to the first level of default risk) or otherwise subject to substantial credit risks. Government policies, especially those of the Federal Reserve Board and foreign central banks, have profound effects on interest and exchange rates that, in turn, affect prices in areas of the investment and trading activities of fixed income arbitrage strategies. Many other unforeseeable events, including actions by various government agencies and domestic and international political events, may cause sharp market fluctuations.

         Merger Arbitrage. Merger arbitrage investments generally could incur significant losses when anticipated merger or acquisition transactions are not consummated. There is typically asymmetry in the risk/reward payout of mergers - the losses that can occur in the event of deal break-ups can far exceed the gains to be had if deals close successfully. Mark-to-market losses can occur intra-month even if deals are not breaking and they may or may not be recouped upon successful deal closures. The consummation of mergers, tender offers and exchange offers can be prevented or delayed by a variety of factors, including:
(i) regulatory and antitrust restrictions; (ii) political motivations; (iii) industry weakness; (iv) stock specific events; (v) failed financings; and (vi) general market declines.

         Merger arbitrage strategies also depend for success on the overall volume of merger activity, which historically has been cyclical in nature. During periods when merger activity is low, it may be difficult or impossible to identify opportunities for profit or to identify a sufficient number of such opportunities to provide diversification among potential merger transactions.

         Merger arbitrage positions also are subject to the risk of overall market movements. To the extent that a general increase or decline in equity values affects the stocks involved in a merger arbitrage position differently, the position may be exposed to loss. At any given time, arbitrageurs can become improperly hedged by accident or in an effort to maximize risk-adjusted returns. This can lead to inadvertent market-related losses.

         Distressed Securities. The Investment Funds may invest in securities of U.S. and non-U.S. issuers in weak financial condition, experiencing poor operating results, having substantial capital needs or negative net worth, facing special competitive or product obsolescence problems, or that are involved in bankruptcy or reorganization proceedings. Investments of this type may involve substantial financial and business risks that can result in substantial or at times even total losses. Among the risks inherent in investments in troubled entities is the fact that it frequently may be difficult to obtain information as to the true condition of such issuers. Such investments also may be adversely affected by U.S. state and federal laws relating to, among other things, fraudulent transfers and other voidable transfers or payments, lender liability and the U.S. Bankruptcy Court's power to disallow, reduce, subordinate, or disenfranchise particular claims. The market prices of such securities are also subject to abrupt and erratic market movements and above-average price volatility, and the spread between the bid and asked prices of such securities may be greater than those prevailing in other securities markets. It may take a number of years for the market price of such securities to reflect their intrinsic value. In liquidation (both in and out of bankruptcy) and other forms of corporate reorganization, there exists the risk that the reorganization either will be unsuccessful (e.g., due to failure to obtain requisite approvals), will be delayed (e.g., until various liabilities, actual or contingent, have been satisfied), or will result in a distribution of cash or a new security the value of which will be less than the purchase price to the Investment Fund of the security in respect to which such distribution was made.

         Convertible Arbitrage. The success of the investment activities of an Investment Manager involved in convertible arbitrage will depend on such Investment Manager's ability to identify and exploit price discrepancies in the market. Identification and exploitation of the market opportunities involve uncertainty. No assurance can be given that an Investment Manager will be able to locate investment opportunities or to correctly exploit price discrepancies. A reduction in the pricing inefficiency of the markets in which such Investment Manager will seek to invest will reduce the scope for the Investment Manager's investment strategies. In the event that the perceived mispricings underlying such Investment Manager's positions fail to materialize as expected, the positions could incur a loss.

         The price of a convertible bond, like other bonds, changes inversely to changes in interest rates. Hence, increases in interest rates could result in a loss on a position to the extent that the short stock position does not correspondingly depreciate in value. While Investment Managers typically try to hedge interest rate risk via interest rate swaps and Treasuries, residual interest rate risk can adversely impact the portfolio. The price of convertible bonds is also sensitive to the perceived credit quality of the issuer. Convertible securities purchased by Investment Managers will decline in value if there is a deterioration in the perceived credit quality of the issuer or a widening of credit spreads and this decline in value may not be offset by gains on the corresponding short equity position.

         Convertible bond arbitrage portfolios are typically long volatility. This volatility risk is difficult to hedge since the strike price and often the maturity of the implied option are unknowns. A decline in actual or implied stock volatility of the issuing companies can cause premiums to contract on the convertible bonds. Convertible arbitrageurs are also exposed to liquidity risk in the form of short squeezes in the underlying equities or due to widening bid/ask spreads in the convertible bonds. Liquidity risk often can be exacerbated by margin calls since most arbitrageurs run leveraged portfolios. Convertible arbitrage strategies are also subject to risk due to inadequate or misleading disclosure concerning the securities involved. There have been cases where final prospectuses are different from drafts and important clauses are misinterpreted, both leading to significant losses for arbitrageurs. Also, in the absence of anti-dilution provisions in a convertible security, losses could occur in the event the underlying stock is split, additional securities are issued, a stock dividend is declared or the issuer enters into another transaction which increases its outstanding securities.

Investment Related Risks

         General Economic and Market Conditions. The success of the Series' activities may be affected by general economic and market conditions, such as interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws, and national and international political circumstances. These factors may affect the level and volatility of security prices and liquidity of the Series' investments. Unexpected volatility or illiquidity could impair the Series' profitability or result in its suffering losses.

         Highly Volatile Markets. The prices of commodities contracts and all derivative instruments, including futures and options, can be highly volatile. Price movements of forward, futures and other derivative contracts in which an Investment Fund's assets may be invested are influenced by, among other things, interest rates, changing supply and demand relationships, trade, fiscal, monetary and exchange control programs and policies of governments, and national and international political and economic events and policies. In addition, governments from time to time intervene, directly and by regulation, in certain markets, particularly those in currencies, financial instruments, futures and options. Intervention often is intended directly to influence prices and may, together with other factors, cause all such markets to move rapidly in the same direction because of, among other things, interest rate fluctuations. An Investment Fund also is subject to the risk of the failure of any exchanges on which its positions trade or of their clearinghouses.

         Investments by the Investment Funds in corporate equity and debt securities, whether publicly traded or privately placed, are subject to inherent market risks and fluctuations as a result of company earnings, economic conditions and other factors beyond the control of the Adviser. The public equity markets have in the recent past experienced significant price volatility, especially in the technology sector.

         Risks of Securities Activities. All securities investing and trading activities risk the loss of capital. Although the Adviser will attempt to moderate these risks, no assurance can be given that the Series' investment activities will be successful or that Shareholders will not suffer losses. To the extent that the portfolio of an Investment Fund is concentrated in securities of a single issuer or issuers in a single industry, the risk associated with any investment decision made by the Investment Manager of such

Investment Fund is increased. Following are some of the more significant risks that the Adviser believes are associated with the Investment Funds' styles of investing:

         Equity Securities. Investment Funds may hold long and short positions in common stocks, preferred stocks and convertible securities of U.S. and non-U.S. issuers. Investment Funds also may invest in depositary receipts or shares relating to non-U.S. securities. See "Non-U.S. Securities." Equity securities fluctuate in value, often based on factors unrelated to the fundamental economic condition of the issuer of the securities, including general economic and market conditions, and these fluctuations can be pronounced. Investment Funds may purchase securities in all available securities trading markets and may invest in equity securities without restriction as to market capitalization, such as those issued by smaller capitalization companies, including micro-cap companies. See "Smaller Capitalization Issuers."

         Bonds and Other Fixed Income Securities. Investment Funds may invest in bonds and other fixed income securities, both U.S. and non-U.S., and may take short positions in these securities. Investment Funds will invest in these securities when they offer opportunities for capital appreciation (or capital depreciation in the case of short positions) and may also invest in these securities for temporary defensive purposes and to maintain liquidity. Fixed income securities include, among other securities: bonds, notes and debentures issued by U.S. and non-U.S. corporations; debt securities issued or guaranteed by the U.S. Government or one of its agencies or instrumentalities ("U.S. Government securities") or by a non-U.S. government (often referred to as "sovereign debt"); municipal securities; and mortgage-backed and asset-backed securities. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Fixed income securities are subject to the risk of the issuer's inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to price volatility resulting from, among other things, interest rate sensitivity, market perception of the creditworthiness of the issuer and general market liquidity (i.e., market risk).

         Investment Funds may invest in both investment grade and non-investment grade (commonly referred to as junk bonds) debt securities. Non-investment grade debt securities in the lowest rating categories may involve a substantial risk of default or may be in default. Adverse changes in economic conditions or developments regarding the individual issuer are more likely to cause price volatility and weaken the capacity of the issuers of non-investment grade debt securities to make principal and interest payments than issuers of higher grade debt securities. An economic downturn affecting an issuer of non-investment grade debt securities may result in an increased incidence of default. In addition, the market for lower grade debt securities may be thinner and less active than for higher grade debt securities.

         Non-U.S. Securities. Investment Funds may invest in securities of non-U.S. issuers and in depositary receipts or shares (of both a sponsored and non-sponsored nature), such as American Depositary Receipts, American Depositary Shares, Global Depositary Receipts or Global Depositary Shares (collectively known as "ADRs"), which represent indirect interests in securities of non-U.S. issuers. Sponsored depositary receipts are typically created jointly by a foreign private issuer and a depositary. Non-sponsored depositary receipts are created without the active participation of the foreign private issuer of the deposited securities. As a result, non-sponsored depositary receipts may be viewed as riskier than depositary receipts of a sponsored nature. Non-U.S. securities in which Investment Funds may invest may be listed on non-U.S. securities exchanges or traded in non-U.S. over-the-counter markets. Investments in non-U.S. securities are subject to risks generally viewed as not present in the United States. These risks include: varying custody, brokerage and settlement practices; difficulty in pricing of securities; less public information about issuers of non-U.S. securities; less governmental regulation and supervision over the issuance and trading of securities than in the United States; the lack of availability of financial information regarding a non-U.S. issuer or the difficulty of interpreting financial information prepared under non-U.S. accounting standards; less liquidity and more volatility in non-U.S. securities markets; the possibility of expropriation or nationalization; the imposition of withholding and other taxes; adverse political, social or diplomatic developments; limitations on the movement of funds or other assets between different countries; difficulties in invoking legal process abroad and enforcing contractual obligations; and the difficulty of assessing economic trends in non-U.S. countries. Moreover, governmental issuers of non-U.S. securities may be unwilling to repay principal and interest due, and may require that the conditions for payment be renegotiated. Investment in non-U.S. countries typically also involves higher brokerage and custodial expenses than does investment in U.S. securities.

         Other risks of investing in non-U.S. securities include changes in currency exchange rates (in the case of securities that are not denominated in U.S. dollars) and currency exchange control regulations or other non-U.S. or U.S. laws or restrictions, or devaluations of non-U.S. currencies. A decline in the exchange rate would reduce the value of certain of an Investment Fund's foreign currency denominated portfolio securities irrespective of the performance of the underlying investment. An Investment Fund may also incur costs in connection with conversion between various currencies.

         The risks associated with investing in non-U.S. securities may be greater with respect to those issued by companies located in emerging industrialized or less developed countries. Risks particularly relevant to emerging markets may include higher dependence on exports and the corresponding importance of international trade, greater risk of inflation, greater controls on foreign investment and limitations on repatriation of invested capital, increased likelihood of governmental involvement in and control over the economies, governmental decisions to cease support of economic reform programs or to impose centrally planned economies, and less developed corporate laws regarding fiduciary duties of officers and directors and protection of investors.

         An Investment Fund may enter into forward currency exchange contracts ("forward contracts") for hedging and non-hedging purposes in pursuing its investment objective. Forward contracts are transactions involving an Investment Fund's obligation to purchase or sell a specific currency at a future date at a specified price. Forward contracts may be used by an Investment Fund for hedging purposes to protect against uncertainty in the level of future foreign currency exchange rates, such as when an Investment Fund anticipates purchasing or selling a non-U.S. security. This technique would allow the Investment Fund to "lock in" the U.S. dollar price of the security. Forward contracts may also be used to attempt to protect the value of an Investment Fund's existing holdings of non-U.S. securities. Imperfect correlation may exist, however, between an Investment Fund's non-U.S. securities holdings and the forward contracts entered into with respect to those holdings. Forward contracts may be used for non-hedging purposes in seeking to meet an Investment Fund's investment objective, such as when the Investment Manager of a Fund anticipates that particular non-U.S. currencies will appreciate or depreciate in value, even though securities denominated in those currencies are not then held in the Investment Fund's investment portfolio. Generally, Investment Funds are subject to no requirement that they hedge all or any portion of their exposure to foreign currency risks, and there can be no assurance that hedging techniques will be successful if used.

         Smaller Capitalization Issuers. Investment Funds may invest in smaller capitalization companies, including micro-cap companies. Investments in smaller capitalization companies often involve significantly greater risks than the securities of larger, better-known companies because they may lack the management expertise, financial resources, product diversification and competitive strengths of larger companies. The prices of the securities of smaller companies may be subject to more abrupt or erratic market movements than larger, more established companies, as these securities typically are traded in lower volume and the issuers typically are more subject to changes in earnings and prospects. In addition, when selling large positions in small capitalization securities, the seller may have to sell holdings at discounts from quoted prices or may have to make a series of small sales over a period of time.

         Non-Diversified Status. Because the Company is a "non-diversified" investment company for purposes of the 1940 Act, the limitations under the 1940 Act on the percentage of a Series' assets that may be invested in the securities of any one issuer do not apply. The Series' net asset value may therefore be subject to greater volatility than that of an investment company that is subject to such diversification standards. The Series will, however, endeavor to limit investments in any single Investment Fund to 20% of the Series' net assets (measured at the time of purchase). The Adviser believes that this approach will help to reduce the Series' overall investment risk.

         Leverage. Some or all of the Investment Funds may make margin purchases of securities and, in connection with these purchases, borrow money from brokers and banks (i.e., through credit facilities, lines of credit, or other margin or borrowing arrangements) for investment purposes. Use of leverage in this manner is speculative and involves certain risks. The Series may borrow money in connection with its investment activities, for cash management purposes, to fund the repurchase of Shares or for temporary or emergency purposes. In general, the use of leverage by Investment Funds or the Series will increase the volatility of returns.

         Trading equity securities on margin involves an initial cash requirement representing at least a percentage of the underlying security's value. Borrowings to purchase equity securities typically will be secured by the pledge of those securities. The financing of securities purchases may also be effected through reverse repurchase agreements with banks, brokers and other financial institutions. Although leverage will increase investment return if an Investment Fund earns a greater return on the investments purchased with borrowed funds than it pays for the use of those funds, the use of leverage will decrease the return of an Investment Fund if the Investment Fund fails to earn as much on investments purchased with borrowed funds as it pays for the use of those funds. The use of leverage will in this way magnify the volatility of changes in the value of investments held by the Investment Funds. In the event that an Investment Fund's equity or debt instruments decline in value, the Investment Fund could be subject to a "margin call" or "collateral call," under which the Investment Fund must either deposit additional collateral with the lender or suffer mandatory liquidation of the pledged securities to compensate for the decline in value. In the event of a sudden, precipitous drop in value of an Investment Fund's assets, the Investment Fund might not be able to liquidate assets quickly enough to pay off its borrowing. Money borrowed for leveraging will be subject to interest costs that may or may not be recovered by return on the securities purchased. The Investment Fund may be required to maintain minimum average balances in connection with its borrowings or to pay a commitment or other fee to maintain a line of credit; either of these requirements would increase the cost of borrowing over the stated interest rate.

         The 1940 Act requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness (the "Asset Coverage Requirement"). This requirement means that the value of the investment company's total indebtedness may not exceed one-third the value of its total assets (including the indebtedness). This limit does not apply to Investment Funds that are not managed by a Subadviser so that the Series' portfolio may be exposed to the risk of highly leveraged investment programs of certain Investment Funds and the volatility of the value of Shares may be great.

         In seeking leveraged market exposure in certain investments and in attempting to increase overall returns, an Investment Fund may purchase options and other synthetic instruments that do not constitute "indebtedness" for purposes of the Asset Coverage Requirement. These instruments may nevertheless involve significant economic leverage and may, in some cases, involve significant risks of loss.

         Short Sales. An Investment Fund may attempt to limit its exposure to a possible market decline in the value of its portfolio securities through short sales of securities that its Investment Manager believes possess volatility characteristics similar to those being hedged. An Investment Fund may also use short sales for non-hedging purposes to pursue its investment objectives if, in the Investment Manager's view, the security is over-valued. Short selling is speculative in nature and, in certain circumstances, can substantially increase the effect of adverse price movements on an Investment Fund's portfolio. A short sale of a security involves the risk of an unlimited increase in the market price of the security that can in turn result in an inability to cover the short position and a theoretically unlimited loss. No assurance can be given that securities necessary to cover an Investment Fund's short position will be available for purchase.

         Reverse Repurchase Agreements. Reverse repurchase agreements involve a sale of a security by an Investment Fund to a bank or securities dealer and the Investment Fund's simultaneous agreement to repurchase the security for a fixed price (reflecting a market rate of interest) on a specific date. These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to the Investment Fund. Reverse repurchase transactions are a form of leverage that may increase the volatility of an Investment Fund's investment portfolio.

         Purchasing Initial Public Offerings. The Investment Funds may purchase securities of companies in initial public offerings or shortly after those offerings are complete. Special risks associated with these securities may include a limited number of shares available for trading, lack of a trading history, lack of investor knowledge of the issuer, and limited operating history of the issuer. These factors may contribute to substantial price volatility for the shares of these companies. The limited number of shares available for trading in some initial public offerings may make it more difficult for an Investment Fund to buy or sell significant amounts of shares without an unfavorable effect on prevailing market prices. In addition, some companies in initial public offerings are involved in relatively new industries or lines of business, which may not be widely understood by investors. Some of these companies may be undercapitalized or regarded as developmental stage companies, without revenues or operating income, or the near-term prospects of achieving revenues or operating income.

         Special Investment Instruments and Techniques. Investment Funds may utilize a variety of special investment instruments and techniques described below to hedge the portfolios of the Investment Funds against various risks, such as changes in interest rates or other factors that affect security values, or for non-hedging purposes in seeking to achieve an Investment Fund's investment objective. The Adviser, on behalf of the Series, may also use these special investment instruments and techniques for either hedging or non-hedging purposes. These strategies may be executed through derivative transactions. Instruments used and the particular manner in which they may be used may change over time as new instruments and techniques are developed or regulatory changes occur. Certain of these special investment instruments and techniques are speculative and involve a high degree of risk, particularly in the context of non-hedging transactions.

         Derivatives. The Series and some or all of the Investment Funds, may invest in, or enter into, derivatives or derivatives transactions ("Derivatives"). Derivatives are financial instruments that derive their performance, at least in part, from the performance of an underlying asset, index or interest rate. Derivatives entered into by an Investment Fund or the Series can be volatile and involve various types and degrees of risk, depending upon the characteristics of a particular Derivative and the portfolio of the Investment Fund or the Series as a whole. Derivatives permit an Investment Manager or the Adviser to increase or decrease the level of risk of an investment portfolio, or change the character of the risk to which an investment portfolio is exposed in much the same way as the manager can increase or decrease the level of risk, or change the character of the risk, of an investment portfolio by making investments in specific securities. Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in Derivatives could have a large potential effect on performance of an Investment Fund or the Series. The Adviser's use of derivatives may include total return swaps, options and futures designed to replicate the performance of a particular Investment Fund or to adjust market or risk exposure.

         If an Investment Fund or the Series invests in Derivatives at inopportune times or incorrectly judges market conditions, the investments may reduce the return of the Investment Fund or the Series or result in a loss. An Investment Fund or the Series also could experience losses if Derivatives are poorly correlated with its other investments, or if the Investment Fund or the Series is unable to liquidate the position because of an illiquid secondary market. The market for many Derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for Derivatives.

         Options and Futures. The Series and the Investment Funds may utilize options and futures contracts and so-called "synthetic" options or other Derivatives written by broker-dealers or other permissible financial intermediaries. Options transactions may be effected on securities exchanges or in the over-the-counter market. When options are purchased over-the-counter, the Series' or the Investment Fund's portfolio bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract. Options may also be illiquid and, in such cases, the Series or a Fund may have difficulty closing out its position. Over-the-counter options also may include options on baskets of specific securities.

         The Series and the Investment Funds may purchase call and put options on specific securities, and may write and sell covered or uncovered call and put options for hedging purposes in pursuing the investment objectives of the Series or the Investment Funds. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price, typically at any time prior to the expiration of the option. A call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price, typically at any time prior to the expiration of the option. A covered call option is a call option with respect to which the seller of the option owns the underlying security. The sale of such an option exposes the seller during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible continued holding of a security that might otherwise have been sold to protect against depreciation in the market price of the security. A covered put option is a put option with respect to which cash or liquid securities have been placed in a segregated account on the books of or with a custodian to fulfill the obligation undertaken. The sale of such an option exposes the seller during the term of the option to a decline in price of the underlying security while depriving the seller of the opportunity to invest the segregated assets.

         The Series and the Investment Funds may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. In such a case, the Series or the Investment Fund will realize a profit or loss if the amount paid to purchase an option is less or more than the amount received from the sale of the option.

         Investment Funds may enter into futures contracts in U.S. markets or on exchanges located outside the United States. Non-U.S. markets may offer advantages such as trading opportunities or arbitrage possibilities not available in the United States. Non-U.S. markets, however, may have greater risk potential than U.S. markets. For example, some non-U.S. exchanges are principal markets so that no common clearing facility exists and an investor may look only to the broker for performance of the contract. In addition, any profits realized could be eliminated by adverse changes in the exchange rate, and the Series or an Investment Fund could incur losses as a result of those changes. Transactions on non-U.S. exchanges may include both commodities that are traded on U.S. exchanges and those that are not. Unlike trading on U.S. commodity exchanges, trading on non-U.S. commodity exchanges is not regulated by the CFTC.

         Engaging in transactions in futures contracts involves risk of loss to the Series or the Investment Fund that could adversely affect the value of the Series' net assets. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, preventing prompt liquidation of futures positions and potentially subjecting the Series or the Investment Funds to substantial losses. Successful use of futures also is subject to the Adviser's or an Investment Manager's ability to predict correctly movements in the direction of the relevant market, and, to the extent the transaction is entered into for hedging purposes, to determine the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

         Positions of the SEC and its staff may require the Adviser or a Subadviser to segregate permissible liquid assets in connection with their options and commodities transactions in an amount generally equal to the value of the underlying option or commodity. The segregation of these assets will have the effect of limiting the Adviser's or the Subadviser's ability otherwise to invest those assets.

         Futures and related options transactions by the Series must constitute permissible transactions pursuant to regulations promulgated by the CFTC. The Adviser is relying on CFTC Rule 4.5 with respect to its operation of the investment program of the Series and, accordingly, is not subject to registration or regulation as a commodity pool operator with respect to its operation of such investment programs. Pursuant to regulations and/or published positions of the SEC, the Series may be required to segregate cash or liquid securities in connection with its futures transactions in an amount generally equal to the entire value of the underlying security.

         Call and Put Options on Securities Indices. The Series or an Investment Fund may purchase and sell call and put options on stock indices listed on national securities exchanges or traded in the over-the-counter market for hedging purposes and non-hedging purposes in seeking to achieve the investment objectives of the Series or the Investment Funds. A stock index fluctuates with changes in the market values of the stocks included in the index. Successful use of options on stock indices will be subject to the Adviser's or an Investment Manager's ability to predict correctly movements in the direction of the stock market generally or of a particular industry or market segment, which requires different skills and techniques from those involved in predicting changes in the price of individual stocks.

         Warrants and Rights. Warrants are Derivatives that permit, but do not obligate, their holder to subscribe for other securities or commodities. Rights are similar to warrants, but normally have a shorter duration and are offered or distributed to shareholders of a company. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any interest in the assets of the issuer. Warrants and rights may be considered more speculative than certain other types of equity-like securities. In addition, the values of warrants and rights do not necessarily change with the values of the underlying securities or commodities and these instruments cease to have value if they are not exercised prior to their expiration dates.

         Swap Agreements. The Series or an Investment Fund may enter into equity, interest rate, index and currency rate swap agreements. These transactions will be undertaken in attempting to obtain a particular return when it is considered desirable to do so, possibly at a lower cost than if the Series or an Investment Fund had invested directly in the asset that yielded the desired return. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or "swapped" between the parties are generally calculated with respect to a "notional amount," that is, the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a "basket" of securities representing a particular index.

         Most swap agreements entered into by the Series or an Investment Fund would require the calculation of the obligations of the parties to the agreements on a "net basis." Consequently, current obligations (or rights) under a swap agreement generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the "net amount"). The risk of loss with respect to swaps is limited to the net amount of interest payments that the Series or the Investment Fund is contractually obligated to make. If the other party to a swap defaults, the Series' or the Investment Fund's risk of loss consists of the net amount of payments that the Series or the Investment Fund contractually is entitled to receive.

         To achieve investment returns equivalent to those achieved by an Investment Manager in whose Investment Fund (or other account managed by the Investment Manager) the Series otherwise could not invest directly, perhaps because of its investment minimum, or its unavailability for direct investment, the Series may enter into swap agreements under which the Series may agree, on a net basis, to pay a return based on a floating interest rate, and to receive the total return of the reference Investment Fund (or other account managed by the Investment Manager) over a stated time period. The Series may seek to achieve the same investment result through the use of other Derivatives and Structured Investments in similar circumstances. The U.S. federal income tax treatment of swap agreements and other Derivatives as described above is unclear. Swap agreements and other Derivatives used in this manner may be treated as a "constructive ownership transaction" with respect to the reference property, which may result in a portion of any long-term capital gain being treated as ordinary income. See "Tax Aspects Under Subchapter M--Tax Treatment of Investments."

         Lending Portfolio Securities. Investment Funds may lend their securities to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. The lending Investment Fund continues to be entitled to payments in amounts equal to the interest, dividends or other distributions payable in respect of the loaned securities, which affords the Investment Fund an opportunity to earn interest on the amount of the loan and on the loaned securities' collateral. A substitute dividend payment received in a stock lending transaction will not qualify for the preferential tax rates for non-corporate taxpayers on certain dividends pursuant to recently enacted tax legislation. Loans of portfolio securities by a Subadviser may not exceed 33-1/3% of the value of an Investment Fund's total assets. In connection with any such transaction, the Investment Fund will receive collateral consisting of cash, U.S. Government securities or irrevocable letters of credit that will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. An Investment Fund might experience loss if the institution with which the Investment Fund has engaged in a portfolio loan transaction breaches its agreement with the Investment Fund.

         When-Issued and Forward Commitment Securities. Investments Funds or the Adviser on behalf of the Series may purchase securities on a "when-issued" basis and may purchase or sell securities on a "forward commitment" basis in order to hedge against anticipated changes in interest rates and prices. These transactions involve a commitment to purchase or sell securities at a future date (ordinarily one or two months later). The price of the underlying securities, which is generally expressed in terms of yield, is fixed at the time the commitment is made, but delivery and payment for the securities takes place at a later date. No income accrues on securities that have been purchased pursuant to a forward commitment or on a when-issued basis prior to their delivery. When-issued securities and forward commitments may be sold prior to the settlement date. Disposal of the right to acquire a when-issued security prior to its acquisition or disposal of the right to deliver or receive against a forward commitment may incur a gain or loss. These transactions, if effected by the Series or by an Investment Fund managed by a Subadviser, will be subject to the Series' limitation on indebtedness unless, at the time the transaction is entered into, the Company or the Series has established and maintains a segregated account consisting of cash, U.S. Government securities or liquid securities equal to the value of the when-issued or forward commitment securities. The risk exists that securities purchased on a when-issued basis may not be delivered and that the purchaser of securities sold by an Investment Fund or the Series on a forward basis will not honor its purchase obligation. In such cases, an Investment Fund or the Series may incur a loss.

         Mortgage-Backed Securities. Investment Funds may invest in mortgage-backed securities. The investment characteristics of mortgage-backed securities differ from traditional debt securities. Among the major differences are that interest and principal payments on mortgage-backed securities are made more frequently, usually monthly, and that principal may be prepaid at any time because the underlying loans or other assets generally may be prepaid at any time. The adverse effects of prepayments may indirectly affect the Series in two ways. First, particular investments may experience outright losses, as in the case of an interest-only security in an environment of faster than expected actual or anticipated prepayments. Second, particular investments may underperform relative to hedges that the Investment Funds may have entered into for these investments, resulting in a loss to the Investment Fund. In particular, prepayments (at par) may limit the potential upside of many mortgage-backed securities to their principal or par amounts, whereas their corresponding hedges often have the potential for large losses.

         The Investment Funds may also invest in structured notes, variable rate mortgage-backed securities, including adjustable-rate mortgage securities ("ARMs"), which are backed by mortgages with variable rates, and certain classes of collateralized mortgage obligation ("CMO") derivatives, the rate of interest payable under which varies with a designated rate or index. The value of these investments is closely tied to the absolute levels of such rates or indices, or the market's perception of anticipated changes in those rates or indices. This introduces additional risk factors related to the movements in specific indices or interest rates that may be difficult or impossible to hedge, and which also interact in a complex fashion with prepayment risks.

         Restricted and Illiquid Investments. Although the Adviser anticipates that most Investment Funds will invest primarily in publicly traded securities, they may invest a portion of the value of their total assets in restricted securities and other investments that are illiquid. Restricted securities are securities that may not be sold to the public without an effective registration statement under the 1933 Act or that may be sold only in a privately negotiated transaction or pursuant to an exemption from registration.

         When registration is required to sell a security, an Investment Fund may be obligated to pay all or part of the registration expenses, and a considerable period may elapse between the decision to sell and the time the Investment Fund may be permitted to sell a security under an effective registration statement. If adverse market conditions developed during this period, an Investment Fund might obtain a less favorable price than the price that prevailed when the Investment Fund decided to sell. For Investment Funds that are managed by a Subadviser, restricted securities for which no market exists and other illiquid investments are valued at fair value, as determined in accordance with procedures approved and periodically reviewed by the Board of Directors. Investment Funds may be unable to sell restricted and other illiquid securities at the most opportune times or at prices approximating the value at which they purchased the securities.

         Interests in Investment Funds are themselves illiquid and generally are subject to substantial restrictions with respect to redemptions or withdrawals and on transfer. These restrictions may adversely affect a Series were it to have to sell or redeem those interests at an inopportune time. In particular, a Series may invest its assets in Investment Funds that permit the advisers of such Investment Funds to designate certain investments as "special situation" (sometimes called "side-pocket") investments with additional redemption limitations. Shareholders of these Investment Funds (including the Series and, by extension, the Shareholders in the Series) therefore could be required to hold their interests relating to such designated investments for an extended period of time, even after having redeemed all other interests in the particular Investment Fund. The Company expects, however, that the portion of the Series' interests in such side-pocket investments will not be significant.

         Counterparty Credit Risk. Many of the markets in which the Series and the Investment Funds effect their transactions are "over-the-counter" or "interdealer" markets. The participants in these markets are typically not subject to credit evaluation and regulatory oversight as are members of "exchange-based" markets. To the extent the Series or an Investment Fund invests in swaps, Derivatives or synthetic instruments, or other over-the-counter transactions in these markets, the Series or Investment Fund will take credit risk with regard to parties with which it trades and also may bear the risk of settlement default. These risks may differ materially from those involved in exchange-traded transactions, which generally are characterized by clearing organization guarantees, daily marking-to-market and settlement, and segregation and minimum capital requirements applicable to intermediaries. Transactions entered into directly between two counterparties generally do not benefit from these protections, which in turn may subject an Investment Fund or the Series to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract or because of a credit or liquidity problem. Such "counterparty risk" is increased for contracts with longer maturities when events may intervene to prevent settlement. The ability of the Series and the Investment Funds to transact business with any one or any number of counterparties, the lack of any independent evaluation of the counterparties or their financial capabilities, and the absence of a regulated market to facilitate settlement, may increase the potential for losses by the Series.

Risks of Fund of Hedge Funds Structure

         The Investment Funds generally will not be registered as investment companies under the 1940 Act. The Series, as an investor in these Investment Funds, will not have the benefit of the protections afforded by the 1940 Act to investors in registered investment companies. While the Adviser in many cases seeks to negotiate arrangements that provide for regular reporting of performance and portfolio data by the Investment Funds, at times the only means of obtaining independent verification of performance data will be reviewing the Investment Fund's annual audited financial statements. Absent such negotiated arrangements (or as may otherwise be provided in the Investment Fund's governing documents), Investment Funds are not contractually or otherwise obligated to inform their investors, including the Series, of details surrounding their investment strategies. This means, for example, that if two or more of the Series' Investment Funds were to invest significantly in the same company or industry, the Series' investments could be "concentrated" in that company or industry without the Adviser having had the opportunity to assess the risks of such concentration. An Investment Fund may use investment strategies that are not fully disclosed to the Adviser, which may involve risks under some market conditions that are not anticipated by the Adviser. The performance of the Series depends on the success of the Adviser in selecting Investment Funds for investment by the Series and the allocation and reallocation of assets among those Funds.

         Each Investment Manager will receive any performance-based compensation to which it is entitled irrespective of the performance of the other Investment Managers and the Series generally. As a result, an Investment Manager with positive performance may receive performance compensation from the Series, as an investor in an underlying Investment Fund, and indirectly from its Shareholders, even if the Series' overall returns are negative. Investment decisions of the Investment Funds are made by the Investment Managers independently of each other so that, at any particular time, one Investment Fund may be purchasing shares of an issuer whose shares are being sold at the same time by another Investment Fund. Transactions of this sort could result in the Series directly or indirectly incurring certain transaction costs without accomplishing any net investment result. Because the Series may make additional investments in or withdrawals from Investment Funds only at certain times according to limitations set out in the governing documents of the Investment Funds (or in such negotiated "side letter" or similar arrangements as the Adviser may be able to enter into with the Investment Fund on behalf of the Series), the Series from time to time may have to invest some of its assets temporarily in money market securities or money market funds, among other similar types of investments.

         For the Series to provide an audited annual report to Shareholders, it must receive timely information from the Investment Managers to which it has allocated capital. An Investment Manager's delay in providing this information would delay the Series' preparation of certain information for Shareholders.

         An investor in the Company meeting the eligibility conditions imposed by the Investment Funds, including minimum initial investment requirements that may be substantially higher than those imposed by the Company, could invest directly in the Investment Funds. By investing in the Investment Funds indirectly through the Series, an investor bears a portion of the Adviser's Management Fee and other expenses of the Series, and also indirectly bears a portion of the asset-based fees, performance compensation and other expenses borne by the Series as an investor in the Investment Funds.

         Investment Funds may permit or require that redemptions of interests be made in kind. Upon its withdrawal of all or a portion of its interest in an Investment Fund, the Series may receive securities that are illiquid or difficult to value. In such a case, the Adviser would seek to cause the Series to dispose of these securities in a manner that is in the best interests of the Series. The Series may not be able to withdraw from an Investment Fund except at certain designated times, limiting the ability of the Adviser to withdraw assets from an Investment Fund that may have poor performance or for other reasons. The Series also may be subject to fees imposed on withdrawals from the Investment Funds, especially with respect to "early withdrawals" made within one year of its initial investment in a particular Investment Fund.

         The Series may agree to indemnify certain of the Investment Funds and their Investment Managers from any liability, damage, cost or expense arising out of, among other things, certain acts or omissions relating to the offer or sale of the Shares.

         Other risks that the Adviser believes are associated with the Series' fund of hedge funds investment approach include:

         Valuation. A Series values its investments in Investment Funds not managed by the Subadvisers at fair value in accordance with procedures established by the Board of Directors. Under these procedures, fair value as of each month-end ordinarily will be the value determined as of such month-end for each Investment Fund in accordance with the Investment Fund's valuation policies and reported at the time of the Series' valuation. An Investment Manager may face a conflict of interest with respect to these reported valuations as they will affect the Investment Manager's compensation. In addition, the net asset values or other valuation information received by the Adviser from the Investment Funds will typically be "estimated" only, subject to revision through the end of each Investment Fund's annual audit. Revisions to the gain and loss calculations of each Investment Fund will be an ongoing process, and no net capital appreciation or depreciation figure can be considered final as to an Investment Fund until its annual audit is completed. Such revisions at the Investment Fund level, however, will not affect the Series' previously determined net asset value and will not, for example, affect the value of Shares repurchased by the Company or purchased by investors prior to any such revision. Rather, adjustment to the Series net asset value will be made only after the relevant revision at the Investment Fund level, and any such subsequently adjusted valuation will be entirely for the benefit of the holders of the outstanding Shares of that Series and to the detriment of Shareholders who previously had their Shares repurchased at a net asset value per Share lower than the adjusted amount. New Shareholders will be affected in a similar way, because the same principles apply to the purchase of Shares. See "Net Asset Valuation."

         Legal, Tax and Regulatory Changes Relating to the Investment Funds. Legal, tax and regulatory changes adversely affecting the Investment Funds could occur. In particular, the SEC has been engaging in a general inquiry into hedge funds and recently promulgated regulations requiring many Investment Managers previously not subject to SEC oversight to register with the SEC. In addition, the regulatory and tax environment for derivative instruments in which an Investment Fund may invest is evolving, as is the regulatory environment for leveraged investors generally. These changes could limit or otherwise adversely affect the ability of Investment Funds to pursue their trading strategies, which, consequently, could adversely affect the Series' performance.

         Dilution. If an Investment Manager limits the amount of capital that may be contributed to an Investment Fund from the Series, or if the Series declines to purchase additional interests in an Investment Fund, continued sales of interests in the Investment Fund to others may dilute the returns for the Series from the Investment Fund.

         Investments in Non-Voting Stock. Investment Funds may, consistent with applicable law, not disclose the contents of their portfolios. This lack of transparency will make it difficult for the Adviser to monitor whether holdings of the Investment Funds cause the Series to be above specified levels of ownership in certain asset classes. To avoid potential adverse regulatory consequences in such a case, the Series may need to hold its interest in an Investment Fund in non-voting form (which may entail the Series subscribing for a class of securities that is not entitled to vote or contractually waiving the ability to vote with respect to a portion of its interests in the Investment
Fund). Consequently, the Series may hold substantial amounts of non-voting securities in a particular Investment Fund. To the extent a Series holds an Investment Fund's non-voting securities (or voting securities as to which voting rights have been waived), it will not be able to vote on matters that require the approval of the investors in the Investment Fund.

         Control Positions. Investment Funds may take control positions in companies. The exercise of control over a company imposes additional risks of liability for environmental damage, product defects, failure to supervise and other types of liability related to business operations. In addition, the act of taking a control position, or seeking to take such a position, may itself subject an Investment Fund to litigation by parties interested in blocking it from taking that position. If those liabilities were to arise, or such litigation were to be resolved adverse to the Investment Funds, the investing Investment Funds likely would suffer losses on their investments.

                                   OTHER RISKS

         Investing in the Series will involve risks other than those associated with investments made directly by Investment Funds including those described below:

         Dependence on Key Personnel. The Adviser is dependent on the services of its professional staff, and there can be no assurance that it will be able to retain the current portfolio management personnel described under the heading "The Adviser." The departure or incapacity of such a person could have a material adverse effect on the Adviser's management of the investment operations of the Company and the Series.

         Availability of Investment Opportunities. The business of identifying and structuring investments of the types contemplated by the Series is specialized, and involves a high degree of uncertainty. The availability of investment opportunities generally will be subject to market conditions as well as, in some cases, the prevailing regulatory or political climate. No assurance can be given that the Series will be able to identify and complete attractive investments in the future or that it will be able to invest fully its subscriptions. Similarly, identification of attractive investment opportunities by Investment Funds is difficult and involves a high degree of uncertainty. Even if an attractive investment opportunity is identified by an Investment Manager, an Investment Fund may not be permitted to take advantage of the opportunity to the fullest extent desired. Investment Funds sponsored, managed or advised by the Adviser and its affiliates may seek investment opportunities similar to those the Series may be seeking, and none of these parties has an obligation to offer any opportunities it may identify to the Series.

         Increased Competition in Alternative Asset Investments. In recent years, there has been a marked increase in the number of, and flow of capital into, investment vehicles established in order to implement alternative asset investment strategies, including the strategies to be implemented by the Series. While the precise effect cannot be determined, such increase may result in greater competition for investment opportunities, or may result under certain circumstances in increased price volatility or decreased liquidity with respect to certain positions. Prospective investors should understand that the Series may compete with other investment vehicles (including Citigroup proprietary funds and accounts), as well as investment and commercial banking firms, which have substantially greater resources, in terms of financial resources and research staffs, than may be available to the Series.

         Reliance on Historical Data. Allocations to individual strategies within the Series may be selected, among other reasons, because they historically exhibit certain statistical volatility, return and correlation characteristics and, together, are relatively unrelated to the strategies within the Series. This strategy allocation is heavily dependent on the Adviser's analysis of historical data, and, in particular, statistical volatility, return and correlation characteristics. No assurance can be given that the historical parameters will accurately predict future characteristics. To the extent that future events may vary significantly from these historical parameters upon which the strategy allocation is based, the allocation to Investment Funds may not provide the expected levels of risk, return and volatility and may result in the Series experiencing significant losses or in the Series failing to achieve its targeted returns during otherwise favorable market cycles.

         Inadequate Return. No assurance can be given that the returns on the Series' investments will be commensurate with the risk of investment. Investors should not commit money to the Series unless they have the resources to sustain the loss of their entire investment.

         Inside Information. From time to time, a Series or its affiliates or an Investment Manager may come into possession of material, non-public information concerning an entity in which the Series or Investment Fund has invested, or proposes to invest. Possession of that information may limit the ability of the Series or Investment Fund to buy or sell securities of the entity.

         Recourse to the Series' Assets. The assets of the Series, including any investments made by the Series and any interest in the Investment Funds held by the Series, are available to satisfy all liabilities and other obligations of the Series. If a Series becomes subject to a liability, parties seeking to have the liability satisfied may have recourse to such Series' assets generally and not be limited to any particular asset, such as the asset representing the investment giving rise to the liability. Under the Company's LLC

Agreement and applicable provisions of Delaware law, a Series will not be subject to the liabilities of any other Series or the Company as a whole.

         Possible Exclusion of a Shareholder Based on Certain Detrimental Effects. The Series may, as determined by the Company or its designated agents, repurchase the Shares held by a Shareholder or other person acquiring Shares from or through a Shareholder, if:

         o the Shares have been transferred in violation of the Company's LLC Agreement or have vested in any person other than by operation of law as the result of the death, dissolution, bankruptcy, insolvency or adjudicated incompetence of the Shareholder;

         o ownership of the Shares by the Shareholder or other person likely will cause the Company or the Series to be in violation of, or subject the Company or the Series to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

         o continued ownership of the Shares by the Shareholder or other person may be harmful or injurious to the business or reputation of the Company, the Series, the Board of Directors, the Adviser or any of their affiliates, or may subject the Company, the Series or any Shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

         o any of the representations and warranties made by the Shareholder or other person in connection with the acquisition of the Shares was not true when made or has ceased to be true;

         o the Shareholder is subject to special regulatory or compliance requirements, such as those imposed by the Bank Holding Company Act, certain Federal Communications Commission regulations, or ERISA (collectively, "Special Laws or Regulations"), and the Company or its designated agents determine that the Shareholder is likely to be subject to additional regulatory or compliance requirements under these Special Laws or Regulations by virtue of continuing to hold Shares; or

         o the Directors or the Company's designated agents determine that the repurchase of the Shares would be in the best interests of the Company or the Series.

The effect of these provisions may be to deprive an investor of an opportunity for a return even though other investors in the Series might enjoy such a return.

         Limitations on Transfer; No Market for Shares. No Shareholder will be permitted to transfer his, her or its Shares without the consent of the Company or its designated agents. The transferability of Shares will be subject to certain restrictions contained in the LLC Agreement and will be affected by restrictions imposed under applicable securities laws. No market currently exists for Shares, and it is not contemplated that one will develop.

         Liquidity (Repurchase) Risks. It is not expected that Shares will be traded on any securities exchange or other market, and Shares will be subject to substantial restrictions on transfer. Although the Company may offer to repurchase Shares from time to time, a Shareholder investing as of a given date should not expect to be able to liquidate Shares for up to six months, and possibly longer. The initial such repurchase of Shares was completed as of June 30, 2003, and the Adviser expects to recommend to the Board of Directors that the Company offer to repurchase Shares from Shareholders quarterly, effective on the last business day of March, June, September and December (generally up to a maximum of 20% of the Series' net assets). No assurances can be given that these repurchases will occur. In addition, because each offer to repurchase Shares generally will be limited as to the number of Shares eligible to participate, not all Shares tendered for repurchase in a particular offer may be accepted. This may occur, for example, when one or more large investors (including Citigroup or its affiliates) seeks to tender a significant number of Shares or when a large number of investors tender simultaneously. In such an event, Shares typically will be accepted for repurchase on only a pro rata basis. Consequently, Shares should only be acquired by investors able to commit their funds for an indefinite period of time.

         With respect to any future repurchase offer, Shareholders tendering Shares, for repurchase must do so by a date specified in the notice describing the terms of the repurchase offer (the "Notice Date"). The Notice Date generally will be the 25th calendar day of the second month prior to that containing the date as of which the Shares to be repurchased are valued by the Company (the "Valuation Date"). For example, the Notice Date for a repurchase offer having a December 31 Valuation Date would be October 25. Tenders are not revocable following the Notice Date. Accordingly, Shareholders that elect to tender Shares for repurchase will not know the price at which such Shares will be repurchased until after the election to tender becomes irrevocable. It is possible that during the time period between the day on which a Shareholder elects to tender and the Valuation Date, general economic and market conditions, or specific events affecting one or more underlying Investment Funds, could cause a decline in the value of the tendered Shares in the Company. See "Redemptions, Repurchases and Transfers of Shares."

         Potential Significant Effect of the Performance of a Limited Number of Investments. The Adviser expects that the Series will participate in multiple investments. The Series may, however, make investments in a limited number of the Investment Funds and Investment Funds may make investments in a limited number of portfolio companies. In either instance, these limited number of investments may have a significant effect on the performance of a Series.

         Banking Regulation. The Adviser, Citigroup and their affiliates are subject to certain U.S. banking laws, including the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"), and to regulation by the Federal Reserve. Citigroup has elected to become a financial holding company under the Bank Holding Company Act and expects to treat its investment, and that of its affiliates, in the Company or the Series as part of its merchant banking activities under the Bank Holding Company Act. These banking laws, rules and regulations and their interpretation by the staff of the regulatory agencies that administer them may restrict the transactions and relationships between the Adviser, Citigroup and their affiliates, on the one hand, and the Company or the Series, on the other hand, and may restrict the investments and transactions by the Series. It is not anticipated that these restrictions will have a material effect on the Company or the Series. However, in the future, if Citigroup elects not to treat its investment, or that of its affiliates, in the Company or the Series as part of its merchant banking activities, or if these banking laws, rules and regulations or their interpretation change, or if Citigroup ceases to qualify as a financial holding company under the Bank Holding Company Act, the activities of the Series may be limited and restricted in certain ways to ensure compliance with the Bank Holding Company Act, including by limiting the amount of investment in certain Investment Funds, or, alternatively, the investment of Citigroup or any affiliate in the Company or the Series (and/or their relationships to the Company or the Series) may be modified or the Company or the Series may be restructured so that Citigroup will not be deemed to "control" the Company or the Series for Bank Holding Company Act purposes.

                           LIMITS OF RISK DISCLOSURES

         The above discussions of the various risks associated with the Series and the Shares are not, and are not intended to be, a complete explanation of the risks involved in an investment in the Company. Those discussions do, however, summarize the principal risks that should be considered before investing.

Prospective investors should read this entire Offering Memorandum and the LLC Agreement and consult with their own advisors before deciding whether to invest. In addition, as the investment program of a Series changes or develops over time, it may be subject to risk factors not described in this Offering Memorandum.

                      INVESTMENT POLICIES AND RESTRICTIONS

         The investment objective of each Series is fundamental and may not be changed without a vote of a majority of that Series' outstanding voting securities. The Series have also adopted certain fundamental investment restrictions, which cannot be changed without the vote of a majority of that Series' outstanding voting securities, as defined in the 1940 Act. Under the 1940 Act, the vote of a majority of the outstanding voting securities means the vote, at an annual or a special meeting of security holders, of 67% or more of the voting securities present at the meeting, if the holders of more than 50% of the outstanding voting securities are present or represented by proxy, or of more than 50% of the outstanding voting securities, whichever is less.

         In applying the investment restrictions and other policies described in this Offering Memorandum, each Series will aggregate its investments and transactions with those of each Investment Fund, if any, that is advised by a Subadviser, but will not aggregate its investments and transactions with those of the underlying Investment Funds that are not managed by Subadvisers. With respect to Investment Funds not managed by a Subadviser, therefore, the Series will not "look through" to the investments and trading activity of such Funds. In addition, if a percentage restriction or policy is met at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of a Series' total assets, unless otherwise stated in this Offering Memorandum, will not constitute a deviation from the restriction or policy. The Series' fundamental investment restrictions are as follows:

         (1) A Series will not invest 25% or more of the value of its total assets in the securities, other than U.S. Government securities, of issuers engaged in any single industry (for purposes of this restriction, neither a Series' investments in Investment Funds generally nor its investments in Investment Funds following the same general strategy (e.g., global macro, statistical arbitrage, distressed securities, etc.) are deemed to be an investment in a single industry).

         (2) A Series will not issue senior securities representing stock, except that, to the extent permitted by the 1940 Act, (a) the Series may borrow money from banks, brokers and other lenders to finance portfolio transactions and engage in other transactions involving the issuance by the Series of "senior securities" representing indebtedness, (b) the Series may borrow money from banks for cash management purposes, temporary or emergency purposes or in connection with repurchases of, or tenders for, Shares and (c) the Series may enter into derivative transactions, such as total return swaps, options and futures, in accordance with the 1940 Act and the interpretations of that Act.

         (3) A Series will not underwrite securities of other issuers, except insofar as the Series may be deemed an underwriter under the 1933 Act in connection with the disposition of its portfolio securities.

         (4) A Series will not make loans of money or securities to other persons, except through purchasing fixed income securities, lending portfolio securities or entering into repurchase agreements in a manner consistent with the Series' investment policies.

         (5) A Series will not purchase or sell commodities or commodity contracts, except that it may purchase and sell foreign currency, options, futures and forward contracts, including those related to indices, and options on indices, and may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.

         (6) A Series will not purchase, hold or deal in real estate, except that it may invest in securities that are secured by real estate or that are issued by companies or Investment Funds that invest or deal in real estate.

         The Adviser will not cause the Series to make loans to or receive loans from the Adviser or its affiliates, except to the extent permitted by the 1940 Act, an exemption from the 1940 Act, or as otherwise permitted by applicable law. The Series and the Investment Funds in which the Series invests may effect brokerage transactions through affiliates of the Adviser, subject to compliance with the 1940 Act and other applicable laws.

                            MANAGEMENT OF THE COMPANY

Board of Directors

         The Company's Board of Directors has overall responsibility for monitoring and overseeing the investment program of the Series and the Company's management and operation and has approved the investment program of the Series. As used herein, the term "Director" is synonymous with the term "manager" within the meaning of the Delaware Limited Liability Company Act. The Board of Directors will monitor and oversee the business affairs of the Company, including the complete and exclusive authority to oversee and establish policies regarding the management, conduct and operation of the Company's business. The Board exercises the same powers, authority and responsibilities on behalf of the Company and the Series as are customarily exercised by the directors of an investment company registered under the 1940 Act organized as a corporation and has complete and exclusive authority to oversee and establish policies regarding the management, conduct and operation of the Company's business.

         Although the Directors review policies regarding the management of the Company and review information regarding the investment program of the Series in connection with quarterly meetings of the Board, they do not have an active role in supervising the Series' ongoing operations. This means, for example, that the Directors do not select or approve the Investment Managers or the Investment Funds.

         The Directors, in their capacity as such, are not Shareholders of the Company or of any Series and, accordingly, each Director in his capacity as such has no liability as a Shareholder. Directors will not contribute to the investment capital of the Series in their capacity as Directors, but may subscribe for Shares, subject to the eligibility requirements described in this Offering Memorandum.

         Directors may be removed in accordance with the LLC Agreement with or without cause by, if at a meeting of the Shareholders, a vote of a majority of the outstanding voting securities or, if by written consent, a vote of Shareholders holding at least two-thirds (2/3) of the total number of votes eligible to be cast by all Shareholders. Under the 1940 Act, the vote of a majority of the outstanding voting securities means the vote, at an annual or a special meeting of security holders, of 67% or more of the voting securities present at the meeting, if the holders of more than 50% of the outstanding voting securities are present or represented by proxy, or of more than 50% of the outstanding voting securities, whichever is less.

Directors and Officers

         The Company's officers are appointed by the Directors and oversee the management of the day-to-day operations of the Company and the Series under the supervision of the Board of Directors. One of the Directors and all of the officers of the Company are directors, officers or employees of the Adviser, its subsidiaries or Citigroup. The other Directors are not affiliated with the Adviser, its subsidiaries or Citigroup and are not "interested persons" as defined under Section 2(a)(19) of the 1940 Act (the "Independent Directors"). The Directors and officers of the Company also may be directors and officers of other investment companies managed, advised, administered or distributed by Citigroup or its subsidiaries. A list of the Directors and officers of the Company and a brief statement of their present positions and principal occupations during the past five years are set out below. To the fullest extent allowed by applicable law, including the 1940 Act, the LLC Agreement indemnifies the Directors and officers for all costs, liabilities and expenses that they may experience as a result of their service as such.

         Certain of the Directors and officers of the Company are also directors and/or officers of other investment companies that are advised by the Adviser. (The Company and such other investment companies, if also registered under the 1940 Act, are referred to collectively in this section of the Offering Memorandum as the "Fund Complex.") The address for each Director and officer in his or her capacity as such is 731 Lexington Avenue, 25th Floor New York, NY 10022.

                                       INDEPENDENT DIRECTORS

                                                         PRINCIPAL            NUMBER OF               OTHER
                   POSITION(S)    TERM OF OFFICE*      OCCUPATION(S)      PORTFOLIOS IN FUND       DIRECTORSHIPS
    NAME           HELD WITH       AND LENGTH OF          DURING           COMPLEX OVERSEEN           HELD BY
   AND AGE         THE COMPANY      TIME SERVED        PAST 5 YEARS           BY DIRECTOR             DIRECTOR
---------------    -----------    ---------------      -------------      ------------------       --------------
Charles Hurty       Director      November 2002 to     Business            Two                     GMAM Absolute
(born 1943)                       present              Consultant since                            Return Strategies
                                                       October 2001;                               Fund, LLC; CSFB
                                                       prior thereto,                              Alternative
                                                       Partner with                                Capital
                                                       accounting firm                             Registered Funds
                                                       of KPMG, LLP.                               (15 portfolios);
                                                                                                   iShares, Inc. (70
                                                                                                   portfolios)

Steven Krull        Director      November 2002 to     Professor of        Two
(born 1957)                       present              Finance at
                                                       Hofstra
                                                       University;
                                                       Business
                                                       Consultant.

Joshua Weinreich    Advisory      January 2006 to      Retired since       Two                     Smart Pros (a
(born 1960)         Director      present              2004.  Between                              distance learning
                    (nominated                         1985 and 2004                               company that
                    to serve as                        held various                                provides content
                    a Director                         positions at                                for continuing
                    pending                            Bankers                                     education);
                    shareholder                        Trust/Deutsche                              Overlook Hospital
                    approval)                          Bank, including                             Advisory Board;
                                                       Head of Corporate                           Endowment Hedge
                                                       Capital Markets                             Fund Subcommittee
                                                       (US), CIO of                                of Cornell
                                                       Global Private                              University
                                                       Bank, Deputy Head
                                                       and Head of
                                                       Global Private
                                                       Bank, CEO of
                                                       Asset Management
                                                       US and Global
                                                       Head of Hedge
                                                       Funds.

--------------------------
* Term of office of each Director is indefinite.

                                         INTERESTED DIRECTORS

                                                         PRINCIPAL            NUMBER OF               OTHER
                   POSITION(S)    TERM OF OFFICE*      OCCUPATION(S)      PORTFOLIOS IN FUND       DIRECTORSHIPS
    NAME           HELD WITH       AND LENGTH OF          DURING           COMPLEX OVERSEEN           HELD BY
   AND AGE         THE COMPANY      TIME SERVED        PAST 5 YEARS           BY DIRECTOR             DIRECTOR
---------------    -----------    ---------------      -------------      ------------------       --------------
Raymond Nolte       President and   September 2005     CEO, Fund of         Two
(born 1961)         Director        to present         Hedge Funds
                    (Chair)                            Group; Portfolio
                                                       Manager to the
                                                       Company since
                                                       September 2005;
                                                       Global Head and
                                                       Chief Investment
                                                       Officer,
                                                       Deutsche Bank
                                                       ARS Fund of
                                                       Funds business
                                                       (1996-April 2005)

--------------------------
* Term of office of each Director is indefinite.

                                    OFFICERS


                          POSITION(S)        TERM OF OFFICE*
    NAME                   HELD WITH          AND LENGTH OF           PRINCIPAL OCCUPATION(S)
   AND AGE                THE COMPANY         TIME SERVED             DURING PAST 5 YEARS
---------------           -----------        ---------------          -----------------------

Raymond Nolte (born       President and      September 2005 to        See table for "Interested Directors" above.
1961)                     Director           present

Daniel McAuliffe          Vice President     May 2005 to present      Managing Director, Citigroup Alternative
(born 1950)                                                           Investments and Citigroup Global Markets Inc.;
                                                                      Chief Operating Officer, Citigroup Global Fund of
                                                                      Funds; Director and Chief Financial Officer,
                                                                      Citigroup Managed Futures LLC; General Partner,
                                                                      Citigroup Managed Futures LLC funds; employed by
                                                                      Citigroup and predecessor firms since 1986.


Trudi Gilligan            Chief Compliance   December 2004 to         Director and Associate General Counsel, Citigroup
(born 1967)               Officer            present                  Alternative Investments LLC (since 2004); Vice
                                                                      President and Associate General Counsel,
                                                                      Citigroup Alternative Investments LLC
                                                                      (2000-2004); Associate, law firm of Battle Fowler
                                                                      LLP. (1996-2000)


Jennifer Magro            Treasurer            May 2005 to present    Head of accounting group, Citigroup Managed
(born 1971)                                                           Futures LLC (2000-2005)

Sonia Rubinic             Secretary            November 2002 to       Director, Citigroup Alternative Investments LLC
(born 1965)                                    present                since April 1997; employed by Citigroup since 1987.

Christopher Hutt          Assistant Secretary  June 2004 to present   Vice President, Citigroup Alternative Investments
(born 1970)                                                           LLC (2004-Present); Assistant Vice President,
                                                                      JPMorgan Chase & Co., Network Client Consulting
                                                                      (2000-2003); Client Coverage Officer, Morgan
                                                                      Stanley & Co./Chase Manhattan Bank N.A.
                                                                      (1997-2000)

--------------------
* Term of office of each officer is indefinite.

         Other than as described above, since January 1, 2004, none of the Independent Directors who is a director of another investment company whose adviser and principal underwriter is Citigroup Alternative Investments LLC has held any other position with (i) the Company, (ii) an investment company having the same adviser or principal underwriter as the Company or an adviser or principal underwriter that controls, is controlled by or is under common control with the Adviser, (iii) the Adviser or other affiliate of the Company or (iv) any person controlling, controlled by or under common control with the Adviser.

         As of the date of this Offering Memorandum, to the knowledge of the Company, no Director owns Shares of either Multi-Strategy Series G or Multi-Strategy Series M or of other investment companies in the Fund Complex. As of April 3, 2006 and also to the knowledge of the Company, the Directors and officers, as a group, owned beneficially less than 1% of the outstanding Shares of either Multi-Strategy Series G or Multi-Strategy Series M. As of the same date and also to the knowledge of the Company, the following shareholders owned 5% or more of either Multi-Strategy Series G or Multi-Strategy Series M:

         Multi-Strategy Series G

         Citigroup FOF LLC, 731 Lexington Avenue, 25th Floor, New York, NY 10022
- 13.20%

         Multi-Strategy Series M

         Citigroup FOF LLC, 731 Lexington Avenue, 25th Floor, New York, NY 10022
- 35.78%

Compensation

         The following table shows information regarding the compensation received by the Independent Directors of the Company from all registered investment companies for which the Adviser or their affiliates serve as an investment adviser or general partner for the fiscal year ending March 31, 2006. No compensation is paid by the Company to Directors who are "interested persons" of the Company or the Adviser.

            Compensation Table for Fiscal Year Ending March 31, 2006

                                                                                                          TOTAL
                                                   PENSION OR RETIREMENT                              COMPENSATION
                                                    BENEFITS ACCRUED AS       ESTIMATED ANNUAL      FROM COMPANY AND
                        AGGREGATE COMPENSATION        PART OF COMPANY           BENEFITS UPON         FUND COMPLEX
  NAME OF DIRECTOR         FROM THE COMPANY             EXPENSES(1)             RETIREMENT(1)       PAID TO DIRECTOR
---------------------   ----------------------     ---------------------      ----------------      ----------------

INDEPENDENT DIRECTORS

    Charles Hurty               $12,000                    None                     None                 $12,000

    Steven Krull                $12,000                    None                     None                 $12,000

 Joshua Weinreich(2)            $10,500                    None                     None                 $10,500

INTERESTED DIRECTOR

    Raymond Nolte                None                      None                     None                  None

------------------

(1) The Company does not have a bonus, profit sharing or retirement plan, and Directors do not receive any pension or retirement benefits from the Company.

(2) Joshua Weinreich became an Advisory Director on January 17, 2006. Amounts shown in the table for Mr. Weinreich represent estimates of compensation to be received by him for the fiscal year ending March 31, 2007.


         As of April 1, 2006, the Independent Directors are each paid an annual retainer of $10,000 and a fee per meeting of the Board of Directors of $1,000, plus reasonable out-of-pocket expenses. Directors are reimbursed by the Company for their travel expenses related to Board meetings.

Committees

         The Board of Directors has formed an Audit Committee currently composed of each of the three Independent Directors, the functions of which are: (1) to oversee the Company's accounting and financial reporting policies and practices, its internal controls and, as the Audit Committee may deem necessary or appropriate, the internal controls of certain of the Company's service providers; (2) to oversee the quality and objectivity of the Company's financial statements and the independent audit of those statements; (3) to assist the Board of Directors in selecting the Company's independent registered public accounting firm, to directly supervise the compensation and performance of such independent registered public accountants and generally to act as a liaison between the independent registered public accountants and the Board of Directors; and (4) to review and, as appropriate, approve in advance non-audit services provided by such independent registered public accountants to the Company, the Adviser and, in certain cases, other affiliates of the Company.

         The Board of Directors has formed a Nominating and Compensation Committee currently composed of each of the three Independent Directors, the functions of which are: (1) to select and nominate to the Board of Directors each Independent Director and (2) to recommend to the Board of Directors any appropriate changes in compensation for each Independent Director. After the initial election of Directors, no Independent Director will be elected by the Board of Directors unless nominated by the Nominating and Compensation Committee. The Nominating and Compensation Committee does not consider proposals from Shareholders in connection with proxy solicitations.

         The Board of Directors has formed a Valuation Committee, currently composed of three Directors, whose function, subject to the oversight of the Board of Directors, is to review the Company's valuation methodologies, valuation determinations and any relevant information provided to the Valuation Committee by the Adviser. The Valuation Committee will act in accordance with the Company's valuation procedures.

Voting of Proxies

         In connection with the Adviser's appointment as investment adviser to the Series, the Board of Directors has delegated to the Adviser the authority to vote proxies received by the Series from the Investment Funds and other portfolio investments (for this purpose, the "portfolio positions"). The Adviser has adopted policies and procedures (the "Policies") regarding the voting of such proxies, which Policies have been reviewed and approved by the Board of Directors as appropriate to the Adviser's management of the Series' assets. The Policies provide that the Adviser will vote client proxies in a manner that serves the best interest of the client, as determined by the Adviser in its discretion, taking into account relevant factors, including: (i) the impact on returns to be earned by the client; (ii) alignment of the interests of management of the portfolio position with that of the client, including establishing appropriate incentives for management; (iii) the ongoing relationship between the client and the portfolio positions in which it is invested, including the continued or increased availability of information regarding such position; and (iv) industry and business practices. The Policies also establish guidelines under which the Adviser generally will vote with management of a portfolio position on various routine matters (such as the election of directors, the appointment of independent public accountants, and establishing the date and place of an annual meeting, among others) but will evaluate non-routine matters (such as compensation plans, changes in investment policies, and changes in voting rights, among others) on a case by case basis. Finally, the Policies provide procedures that address conflicts of interest between the Adviser and a client with respect to voting proxies, which may involve review of a proposed vote by the Adviser's compliance personnel and, in certain circumstances, will require consultation with the client or its representative (the Board of Directors, in the case of the Company). The Adviser may abstain from voting from time to time when it determines that the costs associated with voting a proxy outweigh the benefits derived from exercising the right to vote.

         Information regarding the Adviser's proxy-voting record on behalf of the Company for the most recent twelve-month period ended June 30 is available for review. Please call the Company collect at (212) 559-4999 to request this information, which is also available on the SEC's website at http://www.sec.gov.

                                   THE ADVISER

         Citigroup Alternative Investments LLC serves as investment adviser to the Series. The Adviser has the responsibility to implement the investment program of the Series, subject to the ultimate supervision of, and any policies established by, the Board of Directors. Under the terms of an Investment Advisory Agreement initially effective as of November 1, 2002, the Adviser allocates the Series' assets and monitors regularly each Investment Fund to determine whether its investment program is consistent with the Series' investment objective and whether its investment performance and other criteria are satisfactory. The Adviser may reallocate assets among Investment Funds, terminate relationships with Investment Funds and select additional Investment Funds, subject in each case to the ultimate supervision of, and any policies established by, the Board of Directors and to the condition that the retention of any Subadviser will require approval of a majority of the Independent Directors and, unless the Company receives an exemption from certain provisions of the 1940 Act, of a majority, as defined in the 1940 Act, of the particular Series' outstanding voting securities.

         The Adviser is organized as a limited liability company under the laws of the State of Delaware and is a registered investment adviser under the Advisers Act. The Investment Adviser also is registered as a commodity trading adviser and a commodity pool operator with the CFTC and is a member of the NFA. Personnel of the Adviser serve as portfolio managers to certain clients and private investment funds, which utilize an investment program that is substantially similar to that of the Series. The Adviser currently serves, and may in the future serve, as an investment adviser to other registered and unregistered private investment companies. The offices of the Adviser are located at 731 Lexington Avenue, 25th Floor, New York, New York 10022, and its telephone number is (212) 559-4999.

         The personnel of the Adviser principally responsible for management of the Company are experienced and educated investment professionals with a long performance record in alternative investments. They have identified, evaluated, structured, managed and monitored a wide range of alternative investments globally and maintain a strong network within the alternative investment community as a result of their prior and ongoing experience. The Adviser and its personnel maintain relationships with a large number of managers. The Adviser believes that, as a result of these contacts, the Company should have access to a large number of Investment Funds from which to select.

         The Adviser is an indirect, wholly owned subsidiary of Citigroup, and is considered to be the alternative investment management unit of Citigroup. Citigroup is the largest financial services firm in the United States with leading market positions in investment banking, research, capital markets asset management, commercial, banking, credit services and insurance services. The firm has relationships with many users and providers of capital, and the Adviser will have access to the firm's talent, ideas, unique opportunities and resources. The Adviser had assets under management of over $39.3 billion in alternative investments (over $100 billion on a levered basis) as of March 31, 2006. Alternative investments managed by the Adviser include hedge funds, credit structures, real estate, private equity, fixed income and managed futures. Citigroup serves many interests in addition to the Company, which creates certain risks and possibilities of adverse effects on investors in the Company. See "Conflicts of Interest." Upon commencement of the Company's operations, an Affiliate of the Adviser invested $20 million in each of Multi-Strategy Series G and Multi-Strategy Series M, but is not required to maintain such investment in either such Series and may elect to withdraw all or any portion of such investment at any time.

                              THE PORTFOLIO MANAGER

         Raymond Nolte is currently the sole portfolio manager of the Series and as such has primary responsibility for the day-to-day management of the Company. In that capacity he receives significant input and support from a team of analysts also employed by the Adviser. Mr. Nolte's professional background is described above in the table headed "Interested Directors."

         The following table provides information as of March 31, 2006 relating to Mr. Nolte's other investment activities with the Adviser, as well as his investments in the Company.

---------------------------------------------------------------------------------------------------------------------
Portfolio Manager      Number of Registered   Beneficial Ownership        Number of Other        Number of Other
                       Investment Companies   of Equity Securities       Pooled Investment     Accounts Managed and
                        Managed and Total        in the Company        Vehicles Managed and     Total Assets for
                         Assets for such                                  Total Assets for         such Accounts
                       Accounts (including                                 such Accounts
                          the Company)
---------------------------------------------------------------------------------------------------------------------
Raymond Nolte          Two (2) Registered     None                     Thirty-Five (35)        Three (3) Other
                       Investment Companies                            Pooled Investment      Accounts with Assets
                       with assets of $263                             Vehicles with assets   of $226 million
                       million                                         of $1.642 billion
---------------------------------------------------------------------------------------------------------------------


         With respect to the accounts identified in the table above, Mr. Nolte manages three pooled investment vehicles and one other account with assets totaling $541 million and $62 million, respectively, for which the advisory fees are based in part on performance of the accounts.

         Mr. Nolte's compensation is a combination of salary, discretionary bonus, deferred compensation, retirement plans and automatic participation in a company-funded retirement bonus. The discretionary bonus is based upon the financial results and profitability of Citigroup as a whole, that of CAI as a whole, and that of CAI's Global Fund of Funds business unit, for which Mr. Nolte serves as chief executive. The discretionary bonus is not linked to the performance of any specific benchmark or that of any CAI investment fund or account; nor are specific asset size targets considered.

         As shown in the table above, Mr. Nolte is responsible for managing other accounts ("Other Accounts") in addition to the Series. In certain instances, conflicts may arise in his management of the Series and such Other Accounts.

         One situation where a conflict may arise between the Series and an Other Account is in the allocation of investment opportunities among the Series and the Other Account. For example, the Adviser may determine that there is an opportunity that is suitable for the Series as well as for Other Accounts of the Adviser, which have a similar investment objective. As a related matter, a particular Investment Fund interest or other security may be bought for one or more clients when one or more other clients are selling that same security, which may adversely affect the Series. The Company and the Adviser have adopted policies and procedures regarding the allocation of investment opportunities, which generally require that investment opportunities be allocated among the Series and Other Accounts in a manner that is fair, equitable and consistent with their fiduciary obligations to each.

         Mr. Nolte's management of the Series and Other Accounts may result in his devoting a disproportionate amount of time and attention to the management of a particular account as against another. This particularly may be the case when accounts have different objectives, benchmarks, time horizons, asset levels and fees.

         The management of personal accounts by Mr. Nolte may give rise to potential conflicts of interest. While the Adviser's code of ethics will impose limits on the ability of Mr. Nolte to trade for his personal account, there is no assurance that the Adviser's code of ethics will eliminate such conflicts.

         Other than the conflicts described above, the Company is not aware of any material conflicts that may arise in connection with the Adviser's management of the Series' investments and such Other Accounts.

                          INVESTMENT ADVISORY AGREEMENT

         The Investment Advisory Agreement provides that the Adviser is responsible, subject to the supervision of the Board of Directors, for formulating a continuing investment program for each of the Series. The Adviser makes all decisions as to the Series' purchases and withdrawals of interests in Investment Funds and also advises the Board of Directors regarding the selection and termination of Subadvisers. The Investment Advisory Agreement is terminable as to either Series without penalty upon 60 days' prior written notice by the Board of Directors, by vote of a majority, as defined by the 1940 Act, of the outstanding voting securities of the respective Series, or by the Adviser upon 60 days' prior written notice. The Investment Advisory Agreement became effective as of November 1, 2002, and continues in effect from year to year as to each Series if the continuance is approved annually by the Board of Directors (including a majority of the Independent Directors) by vote cast in person at a meeting called for the purpose of voting on such continuance. The Investment Advisory Agreement provides that it will terminate automatically in the event of its "assignment," as defined by the 1940 Act and the rules under that Act.

         The Investment Advisory Agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations to the Company or the Series, the Adviser and any partner, director, officer or employee of the Adviser, or any of their affiliates, executors, heirs, assigns, successors or other legal representatives, will not be liable to the Company or the Series for any error of judgment, for any mistake of law or for any act or omission by the person in connection with the performance of services to the Company or the Series. The Investment Advisory Agreement also provides for indemnification, to the fullest extent permitted by law, by the Company, the Adviser or any partner, director, officer or employee of the Adviser, and any of their affiliates, executors, heirs, assigns, successors or other legal representatives, against any liability or expense to which the person may be liable that arises in connection with the performance of services to the Company or the Series, so long as the liability or expense is not incurred by reason of the person's willful misfeasance, bad faith, gross negligence or reckless disregard of duty.

         The Investment Advisory Agreement was approved by the initial Shareholder of each Series on November 27, 2002 and by the Board of Directors most recently on September 9, 2005. As of the date of this Offering Memorandum, the Board of Directors anticipates next considering the Investment Advisory Agreement before November 2006. In approving the Investment Advisory Agreement in September 2005, the Board of Directors considered the Company's existing relationship with the Adviser and its affiliates, as well as the ongoing commitment of the Adviser to the Company. The Directors also considered Series investment performance to date and the resources and experience of the Adviser, its affiliates and the individuals dedicated to the Company's investment program. In this regard, the Directors reviewed materials relevant to the investment performance of the Company and the Adviser, as well as various materials describing the Adviser and its personnel. They evaluated these factors in light of the nature, extent and quality of the services provided by the Adviser, the total compensation received, directly or indirectly (through soft dollar arrangements or other service benefits, to the extent applicable), by the Adviser from the Company and the total cost to the Company of using the Adviser's services, taking into account both expenses borne by the Adviser and those that may be passed to the Company by the Adviser. In addition, they compared competitive prices for comparable services, reviewing fee information for a variety of investment funds similar in structure to the Company. Among other things, the Directors determined the Adviser's fees--as reduced effective August 1, 2005--were competitive to those charged by investment advisers to similar funds (when, if applicable, the fees charged to those other funds were adjusted to reflect the effects of the incentive compensation to which certain of those funds were subject) and Series expense ratios were reasonable given Series net assets. The Directors indicated, however, that they would monitor expense ratios over time and would look for reduced expense ratios as assets grow. The Directors noted that performance, while lower than that targeted, had been satisfactory, providing stable absolute returns, that estimated profitability appeared reasonable and that the Adviser's affiliation with Citigroup offered assurances as to its institutional stability. As to economies of scale, it was noted that the Company had not yet grown sufficiently to warrant evaluation of whether benefits relating to its size were being shared properly between the Adviser and the Shareholders. The Directors also determined the Adviser's resources and experience were satisfactory overall, and that sufficient resources and personnel were assigned to the Adviser's management of the Company. Accordingly, they concluded continuing the Investment Advisory Agreement served the interests of the Company, the Series and the Shareholders.

                                     VOTING

         A meeting of Shareholders may be called by the Board of Directors or by Shareholders of the Company or a Series, as the case may be, holding at least a majority of the total number of votes eligible to be cast. Shareholder will be entitled to vote on any matter on which shareholders of a registered investment company organized as a corporation would be entitled to vote, including certain elections of Directors, approval of the Investment Advisory Agreement, and on certain other matters. Each Share of each Series is entitled to one vote for each dollar of net asset value represented by the Share and a proportionate fraction of a vote for each fraction of a dollar of net asset value. Shareholders shall not be entitled to cumulative voting in the election of Directors or any other matter. Voting with respect to the election of Directors and certain other matters affecting all Series is conducted on a Company-wide basis. Notwithstanding their ability to exercise their voting privileges, Shareholders, in their capacity as such, are not entitled to participate in the management or control of the Company's business and may not act for or bind the Company or the Series.

                   INVESTMENT MANAGERS TO THE INVESTMENT FUNDS

         Set out below is a description of practices that the Subadvisers are expected to follow. Although the Adviser anticipates that Investment Managers that are not Subadvisers will follow practices similar to those described below, no guarantee or assurances can be made that such practices will be followed or that an Investment Manager (including a Subadviser) will adhere to, and comply with, its stated practices.

         Participation in Investment Opportunities--The Adviser anticipates that each Investment Manager will consider participation by the Series, or an Investment Fund in which the Series has invested, in all appropriate investment opportunities that are also under consideration for investment by the Investment Manager for other accounts managed by the Investment Manager, other than the Series or such Investment Fund (collectively, the "Other Accounts"), that pursue investment programs similar to that of the Series. Circumstances may arise, however, under which an Investment Manager will cause its Other Accounts to commit a larger (or smaller) percentage of their assets to an investment opportunity than to which the Investment Manager will commit assets of the Series or an Investment Fund in which the Series has invested. Circumstances may also arise under which an Investment Manager will consider participation by its Other Accounts in investment opportunities in which the Investment Manager intends not to invest on behalf of the Series or an Investment Fund in which the Series has invested, or vice versa.

         Situations may occur in which the Series could be disadvantaged by investment activities conducted by the Investment Manager for the Other Accounts. These situations may arise as a result of, among other things: (1) legal restrictions on the combined size of positions that may be taken for the Series, or an Investment Fund in which the Series has invested, and/or the Investment Manager's Other Accounts (collectively, "Co-Investors," and, individually, a "Co-Investor"), which could limit the size of the Series' or an Investment Fund's position in an otherwise desirable investment; (2) legal prohibitions on the Co-Investors' participating in the same instruments; (3) the difficulty of liquidating an investment for a Co-Investor when the market cannot absorb the sale of the combined positions; and (4) the determination that a particular investment is warranted only if hedged with an option or other instrument and the availability of those options or other instruments is limited.

         In general, each Investment Manager, and its principals, officers, employees and affiliates, may buy and sell securities or other investments for their own accounts and may face conflicts of interest with respect to investments made on behalf of an Investment Fund in which the Series invests. As a result of differing trading and investment strategies or constraints, positions may be taken by principals, officers, employees and affiliates of the Investment Manager that are the same as, different from or made at different times than positions taken for an Investment Fund.

         Investment Managers or their affiliates may from time to time provide investment advisory or other services to private investment funds and other entities or accounts managed by the Adviser or its affiliates. In addition, Investment Managers or their affiliates may from time to time receive research products and services in connection with the brokerage services that affiliates of the Adviser may provide to one or more Other Accounts or the Series.

                                  OTHER MATTERS

         An Investment Manager may from time to time cause an Investment Fund to effect certain principal or agency cross transactions in securities with one or more Investment Manager Accounts, subject to certain conditions. Future investment activities of the Investment Managers, or their affiliates, and the principals, partners, directors, officers or employees of the foregoing, may give rise to additional conflicts of interest.

         The Adviser, its affiliates and their directors, officers and employees may buy and sell securities or other investments for their own accounts, including interests in Investment Funds, and may have conflicts of interest with respect to investments made by the Adviser on behalf of the Series. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, officers and employees of the Adviser or its affiliates that are the same, different from or made at different times from positions taken for the Series. To lessen the possibility that the Series will be adversely affected by this personal trading, the Company and the Adviser have adopted a code of ethics (the "Code of Ethics") in compliance with Section 17(j) of the 1940 Act that restricts securities trading in the personal accounts of investment professionals and others who normally come into possession of information regarding the Series' portfolio transactions. The Code of Ethics can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. The Code of Ethics is also available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov, and copies may be obtained, after paying a duplicating fee, by e-mail at publicinfo@sec.gov or by writing to the SEC's Public Reference Section, Washington, D.C. 20549-0102.

         The Adviser and its affiliates will not purchase securities or other property from, or sell securities or other property to, the Series except that the Series may, in accordance with rules under the 1940 Act, engage in transactions with accounts that are affiliated with the Company as a result of common officers, directors, advisers or managing general partners. These transactions would be effected in circumstances in which the Adviser determined that it would be appropriate for the Series to purchase and another client to sell, or the Series to sell and another client to purchase, the same security or instrument on the same day.

         Personnel of the Adviser (including Mr. Nolte, the portfolio manager for the Series) serve as portfolio managers to certain clients and unregistered investment companies that may utilize an investment program that is substantively similar to that of the Series. In addition, the Adviser currently serves, or may in the future serve, as investment adviser to other registered investment companies, unregistered investment companies or accounts (including proprietary accounts), some of which provide for incentive compensation (such as performance fees). Consequently, the Adviser's investment management activities may present conflicts between the interests of the Series and those of the Adviser and, potentially, among the interests of various accounts managed by the Adviser, principally with respect to allocation of investment opportunities among similar strategies. Certain conflicts specific to Mr. Nolte as portfolio manager of the Series are described above under the heading "Management of the Company--The Portfolio Manager."

         Future investment activities of the Adviser and its affiliates and their principals, partners, directors, officers or employees may give rise to conflicts of interest other than those described above.

                                    BROKERAGE

         Each Investment Manager is responsible for placing orders for the execution of portfolio transactions and the allocation of brokerage for any Investment Fund it manages. Transactions on U.S. stock exchanges and on some non-U.S. stock exchanges involve the payment of negotiated brokerage commissions. On the great majority of non-U.S. stock exchanges, commissions are fixed. No stated commission is generally applicable to securities traded in over-the-counter markets, but the prices of those securities include undisclosed commissions or mark-ups.

         The Adviser expects that each Investment Manager will generally select brokers and dealers to effect transactions on behalf of its Investment Fund substantially as described below, although the Adviser can give no assurance that an Investment Manager (including a Subadviser) will adhere to, and comply with, the described practices. The Adviser generally expects that, in selecting brokers and dealers to effect transactions on behalf of an Investment Fund, an Investment Manager will seek to obtain the best price and execution for the transactions, taking into account such factors as price, size of order, difficulty of execution and operational facilities of a brokerage firm and the firm's risk in positioning a block of securities. Subject to appropriate disclosure, however, Investment Managers of Investment Funds that are not investment companies registered under the 1940 Act may select brokers on a basis other than that outlined above and may receive benefits other than research or that benefit the Investment Manager rather than its Investment Fund. The Adviser may consider the adequacy of the broker selection process employed by an Investment Manager, as well as the above principles, as a factor in determining whether to invest in its Investment Fund. Each Investment Manager generally will seek reasonably competitive commission rates, but will not necessarily pay the lowest commission available on each transaction.

         The Board of Directors has adopted procedures designed to ensure that commission rates paid to affiliates of the Adviser by the Company or an Investment Fund managed by a Subadviser will be fair and reasonable within the meaning of the 1940 Act. These procedures do not, however, govern payments by an Investment Fund not managed by a Subadviser.

         Consistent with seeking best price and execution, an Investment Manager may place brokerage orders with brokers (including affiliates of the Adviser) that may provide the Investment Manager and its affiliates with supplemental research, market and statistical information ("soft dollar items"), including advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities, and furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts. The expenses of an Investment Manager are not necessarily reduced as a result of the receipt of this supplemental information, which may be useful to the Investment Manager or its affiliates in providing services to clients other than an Investment Fund. In addition, not all of the supplemental information is used by the Investment Manager in connection with an Investment Fund in which the Series invests. Conversely, the information provided to the Investment Manager by brokers and dealers through which other clients of the Investment Manager and its affiliates effect securities transactions may be useful to the Investment Manager in providing services to an Investment Fund. In accordance with provisions of the 1940 Act, an affiliate of the Adviser may effect brokerage transactions for an Investment Fund.

         Section 28(e) of the Securities Exchange Act of 1934, as amended, specifically permits the use of research-related soft dollar items in the manner described above. Soft dollar items that are not research-related are, however, outside the Section 28(e) "safe harbor." Soft dollars not generated through agency transactions in securities (for example, those generated with respect to certain types of derivatives transaction) are also outside the Section 28(e) safe harbor. The Investment Managers may receive soft dollar items outside the safe harbor.

                                 ADMINISTRATORS

         The Company has retained the Administrators, Citigroup Alternative Investments LLC ("CAI"), whose principal business address is 731 Lexington Avenue, 25th Floor, New York, New York 10022, and PFPC, Inc. ("PFPC"), whose principal business address is 400 Bellevue Parkway, Wilmington, Delaware 19809, to provide certain administrative and investor services to the Company. Under the terms of the administrative and investor services agreement entered into between the Company and CAI, CAI is responsible, directly or through its agents, for, among other things, certain compliance, board administration, regulatory, general business and operational matters. Under the terms of the administration, accounting and transfer agent services agreement entered into between the Company and PFPC, PFPC is responsible, directly or through it agents, for, among other things: (1) maintaining a list of Shareholders and generally performing any actions related to the redemption and transfer of Shares; (2) computing and disseminating the net asset value of the Series in accordance with the LLC Agreement; (3) preparing the Company's annual, semi-annual and quarterly reports; and (4) performing additional services, as agreed upon, necessary in connection with the administration of the Company and the Series.

         PFPC is paid a monthly Administrative Fee calculated as a percentage of each Series' net assets, which fee provides for "breakpoints" (or fee reductions) at increasing asset levels. No separate fee is paid to CAI in its capacity as an Administrator. The Administrators are reimbursed by the Company for out-of-pocket expenses (including out-of-pocket expenses of any third party retained to assist the Administrators) relating to services provided to the Company. PFPC also is paid certain per-account charges. The Administrative Fee may be renegotiated from time to time between the parties. The administrative and investor services agreement with CAI may be terminated at any time by either party upon not less than 60 days' written notice. The administration, accounting and transfer agent services agreement with PFPC may be terminated at any time by the Company upon not less than 60 days' written notice to PFPC or by PFPC upon not less than 120 days' written notice to the Company.

         The agreements entered into between the Company and each of the Administrators (the "Administration Agreements") provide that each of the Administrators, subject to certain limitations, will not be liable to the Company, to the Series or to Shareholders for any and all liabilities or expenses except those arising out of the fraud, gross negligence or willful default or misconduct of such Administrator or its agents. In addition, under the Administration Agreements, the Company agrees to indemnify each Administrator from and against any and all liabilities and expenses whatsoever arising out of the Administrator's actions under the respective Administration Agreement, other than liability and expense arising out of an Administrator's fraud, gross negligence or willful default or misconduct.

         Each Administrator has been authorized by the Board of Directors, on behalf of the Series, in the Administration Agreements, to make various determinations on behalf of the Series, regarding subscription for, and the transfer and repurchase of, Shares, as well as with respect to certain matters relating to the allocation of Series' expenses. Among other matters, these or other designated agents of the Company may:

         o accept or reject initial and additional subscriptions for Shares; determine whether the Company should offer Shares at times other than scheduled dates; reduce subscription minimums; accept subscriptions prior to receipt of cleared funds; waive the requirement that subscriptions be made in cash through an approved brokerage account; waive any other requirement concerning the timing and manner of subscription; suspend subscriptions for Shares; and

         o with respect to repurchase of a Shareholder's Shares by the Company without the consent of the Shareholder, make any applicable determination as to the timing, manner and grounds for such repurchase; determine whether repurchases of Shares by the Company will be paid in cash, or by the distribution of securities in kind or partly in cash and partly in kind; and reduce the amount to be repurchased from a Shareholder so that any required minimum investment balance is maintained (or alternatively repurchase all of the Shareholder's Shares of the Series).

                           CUSTODIAN AND ESCROW AGENT

         PFPC Trust Company, a limited purpose trust company incorporated under the laws of the State of Delaware, serves as the Custodian of the assets of the Company, and may maintain custody of such assets with U.S. subcustodians and foreign custody managers (which may be banks, trust companies, securities depositories and clearing agencies), subject to policies and procedures approved by the Board of Directors. Assets of the Company are not held by the Adviser or commingled with the assets of other accounts, except to the extent that securities may be held in the name of the Custodian, subcustodian or foreign custody manager in a securities depository, clearing agency or omnibus customer account. The Custodian's principal business address is 8800 Tinicum Boulevard, 3rd Floor, Suite 200, Philadelphia, Pennsylvania 19153.

         PFPC Inc. serves as Escrow Agent with respect to subscription monies received from prospective investors in advance of dates when Shares may be subscribed for and monies may be transmitted to the Company. The Escrow Agent's principal business address is 400 Bellevue Parkway, Wilmington, Delaware 19809.

                                COMPANY EXPENSES

         The Adviser bears all of its own costs incurred in providing investment advisory services to the Series, including travel and other expenses related to the selection and monitoring of Investment Managers. As described below, however, each Series bears all other expenses related to its investment program. The Adviser also provides, or will arrange at its expense, for certain management and administrative services to be provided to the Company and the Series. Among those services are:

providing office space and other support services, maintaining and preserving certain records, preparing and filing various materials with state and U.S. federal regulators, providing legal and regulatory advice in connection with administrative functions and reviewing and arranging for payment of the Company's expenses.

         In consideration of the administrative services provided by the Administrators to the Company, the Company pays PFPC the Administrative Fee and also reimburses PFPC and CAI for out-of-pocket expenses related to services provided to the Company. PFPC also is paid certain per-account charges. These fees and the reimbursement of out-of-pocket expenses are an expense out of the Series' assets, are separately calculated for such Series based on each Series' net assets, and are reflected in reductions to the net asset value attributable to each Shareholder's Shares (including Shares held by the Adviser and any of its respective affiliates).

         Expenses borne by the Series, generally calculated and allocated separately for each Series (equitably between each in the sole discretion of the applicable Administrator), include, without limitation:

         o all expenses related to its investment program, including, but not limited to, fees paid and expenses reimbursed directly or indirectly to Investment Funds or Investment Managers (including, however characterized or structured, management fees, performance or incentive fees or allocations and redemption or withdrawal fees, and any indemnification expenses), all costs and expenses directly related to portfolio transactions and positions for the Series' account, such as direct and indirect expenses associated with each Series' investments, including its investments in Investment Funds or with Subadvisers (whether or not consummated), and enforcing the Series' rights in respect of such investments, transfer taxes and premiums, taxes withheld on non-U.S. dividends, fees for data and software providers, research expenses, professional fees (including, without limitation, the fees and expenses of consultants, accountants, attorneys and experts, which may be retained to provide due diligence or similar services with respect to potential Investment Managers or for other purposes), fees and disbursements of any third party vendor performing tax compliance services and, if applicable in the event a Series utilizes a Subadviser (or in connection with its temporary or cash management investments or certain swap or other derivative transactions), brokerage commissions, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold but not yet purchased and margin fees;

         o all costs and expenses associated with the establishment of Investment Funds (whether or not consummated) managed by Subadvisers;

         o    any non-investment related interest expense;

         o attorneys' fees and disbursements associated with preparing and updating the Offering Materials and preparing and reviewing subscription documents;

         o fees and disbursements of any accountants engaged by the Company or the Series, and expenses related to the annual audit of the Company;

         o fees paid and out-of-pocket expenses reimbursed to the Administrators;

         o    record-keeping, custody and escrow fees and expenses;

         o the costs of errors and omissions/directors' and officers' liability insurance and a fidelity bond;

         o    the Management Fee;

         o the costs of preparing and distributing updated Offering Materials, reports and other communications, including proxy, tender offer correspondence or similar materials, to Shareholders;

         o the costs of tax return and reporting preparation, review and distribution to Shareholders;

         o fees of Independent Directors and travel expenses of Directors relating to meetings of the Board of Directors and committees thereof;

         o all costs and charges for equipment or services used in communicating information regarding the Series' transactions among the Adviser and any custodian or other agent engaged by the Series; and

         o any extraordinary expenses, including indemnification expenses as provided for in the LLC Agreement.

         The Adviser is reimbursed by the particular Series for any of the above expenses that it pays on behalf of the Company or the Series, except as otherwise provided above. The Company's expenses associated with this offering have been paid in full.

         The Adviser pays or assumes all other ordinary operating expenses of the Company. The expenses to be assumed by the Adviser include expenses of meetings of the Board of Directors and Shareholders (other than fees and travel expenses of Directors and Shareholders, or the expenses of meetings of Shareholders, which meetings were not called by the Adviser or any of their affiliates) and expenses related to providing certain investor services to the Company and regulatory compliance.

         Investment Funds bear various expenses in connection with their operations similar to those incurred by the Company and the Series. Investment Managers generally will assess asset-based fees to and receive performance-based compensation from the Investment Funds (or their investors), which effectively will reduce the investment returns of the Investment Funds. These expenses, fees and allocations will be in addition to those incurred by the Company itself. As an investor in the Investment Funds, each Series will bear its proportionate share of the expenses and fees of the Investment Funds and will also be subject to performance allocations to the Investment Managers.

                                 MANAGEMENT FEE

         In consideration of the advisory and other services provided by the Adviser to the Company, each of Multi-Strategy Series G and Multi-Strategy Series M pays the Adviser a monthly Management Fee equal to 0.125% (1.50% on an annualized basis) of its net assets. The Management Fee is paid out of and reduces the Series' net assets. Net assets for these purposes means the total value of all assets of the Series, less an amount equal to all accrued debts, liabilities and obligations of that Series. The Management Fee is computed based on the net assets of the Series as of the end of business on the last business day of each month, after adjustment for any subscriptions made at the beginning of that month, and will be due and payable in arrears, generally within 20 business days after the end of the month.

                               DISTRIBUTION POLICY

Dividends

         Each Series expects to make distributions necessary to maintain its qualification as a regulated investment company under the Code and to avoid corporate-level federal income tax. The Series also expect to make distributions at such times and in such amounts as to avoid the imposition of federal excise tax. However, it is possible that some excise tax will be incurred and, although not currently anticipated, there are circumstances in which the Series may elect not to make the distributions necessary to avoid this tax. Each Series intends to distribute all of its net investment income and realized net capital gains, if any, at least annually. PFPC also serves as the dividend disbursing agent for the Series.

Automatic Dividend Reinvestment Plan

         Pursuant to the Series' Automatic Dividend Reinvestment Plan (a "Plan"), unless a Shareholder is ineligible or otherwise elects, all distributions of dividends and capital gains will be automatically reinvested by the Series in additional Shares of such Series. Election not to participate in the Plan and to receive all dividends and capital gain distributions in cash may be made by notice to a Shareholder's broker or dealer (who should be directed to so inform the Series).

         After the Series declares a dividend or determines to make a capital gain distribution, participants will be issued additional Shares at their then net asset value. Notice of each such Share transaction will be furnished as soon as practicable but not later than sixty (60) days after the date thereof, together with information relevant for personal and tax records.

         In the case of persons, such as banks, brokers or nominees, which hold Shares for others who are the beneficial owners, the Plan will be administered on the basis of the number of Shares certified from time to time by the record holders as representing the total amount registered in the record holder's name and held for the account of beneficial owners who are participants in the Plan. Shareholders who intend to hold their shares through a broker or nominee should contact such broker or nominee to determine whether or how they may participate in the Plan.

         The automatic reinvestment of dividends and distributions will not relieve participants of any U.S. federal income tax that may be payable on such dividends or distributions. See "Tax Aspects Under Subchapter M."

         There is no charge to participants for reinvesting dividends or capital gain distributions through the Plan. Any fees associated with the handling of the reinvestment of dividends and distributions will be paid by the Series. The Series reserves the right to amend or terminate the Plan as applied to any dividend or distribution paid subsequent to written notice of the change sent to all affected Shareholders at least 90 days before the record date for the dividend or distribution.

                               NET ASSET VALUATION

         The Company computes each Series' net asset value as of the last business day of each month within 10 business days of the last day of the month. In determining the Series' net asset value, the Company values the investments of the Series as of such month-end.

         The net asset value of each Series equals the value of the assets of the Series, less all of its liabilities, including accrued fees and expenses. The net asset value per Share of each Series equals the net asset value of the Series divided by the number of its outstanding Shares. The Board of Directors has approved procedures pursuant to which the Series' investments in Investment Funds are valued at fair value. In accordance with these procedures, fair value as of each month-end ordinarily is the value determined as of such month-end for each Investment Fund in accordance with the Investment Fund's valuation policies and reported at the time of the Series' valuation. As a general matter, the fair value of the Series' interest in an Investment Fund represents the amount that the Series could reasonably expect to receive from an Investment Fund if the Series' interest were redeemed at the time of valuation, based on information reasonably available at the time the valuation is made and that the Series believes to be reliable. In the unlikely event that an Investment Fund does not report a month-end value to the Series on a timely basis, the Series would determine the fair value of such Investment Fund based on the most recent value reported by the Investment Fund, as well as any other relevant information available at the time the Series values its portfolio. Using the nomenclature of the hedge fund industry, any values reported as "estimated" or "final" values will reasonably reflect market values of securities for which market quotations are available or fair value as of the Series' valuation date.

         Prior to investing in any Investment Fund, the Adviser will conduct a due diligence review of the valuation methodology utilized by the Investment Fund, which as a general matter will utilize market values when available, and otherwise utilize principles of fair value that the Adviser believes to be reasonably appropriate and otherwise consistent with industry standards. Although procedures approved by the Board of Directors provide that the Adviser will review the valuations provided by the Investment Managers to the Investment Funds, neither the Adviser nor the Board of Directors will be able to confirm independently the accuracy of valuations provided by such Investment Managers (which are unaudited).

         The Series' valuation procedures require the Adviser to consider all relevant information available at the time the Series values its portfolio. The Adviser and/or the Board of Directors will consider such information, and may conclude in certain circumstances that the information provided by the investment adviser of an Investment Fund does not represent the fair value of the Series' interests in the Investment Fund. Although redemptions of interests in Investment Funds are subject to advance notice requirements, Investment Funds typically will make available net asset value information to holders representing the price at which, even in the absence of redemption activity, the Investment Fund would have effected a redemption if any such requests had been timely made or if, in accordance with the terms of the Investment Fund's governing documents, it would be necessary to effect a mandatory redemption. Following procedures adopted by the Board of Directors, in the absence of specific transaction activity in interests in a particular Investment Fund, the Series would consider whether it was appropriate, in light of all relevant circumstances, to value such a position at its net asset value as reported at the time of valuation, or whether to adjust such value to reflect a premium or discount to net asset value. For example, when an Investment Fund imposes extraordinary restrictions on redemptions, or when there have been no recent transactions in Investment Fund interests, the Series may determine that it is appropriate to apply such a discount. Any such decision would be made in good faith, and subject to the review and supervision of the Board of Directors.

         The Adviser assesses the accuracy of each Investment Fund's reported monthly net asset value using various means. These include correlating a reported valuation with one or more strategy-specific benchmarks that the Adviser believes correlate with the strategy of the Investment Fund; discussing at least monthly the performance of the Investment Fund with the Investment Manager's personnel; and reviewing and analyzing the Investment Fund's audited financial statements.

         The valuations reported by the Investment Managers to the Investment Funds, upon which the Company calculates the Series' month-end net asset value and net asset value per Share, may be subject to later adjustment, based on information reasonably available at that time. For example, fiscal year-end net asset value calculations of the Investment Funds are audited by those Funds' independent registered public accountants and may be revised as a result of such audits. Other adjustments may occur from time to time. Such adjustments or revisions, whether increasing or decreasing the net asset value of the Series at the time they occur, because they relate to information available only at the time of the adjustment or revision, will not affect the amount of the repurchase proceeds received by Shareholders who had their Shares repurchased prior to such adjustments and received their repurchase proceeds. As a result, to the extent that such subsequently adjusted valuations from the Investment Managers or revisions to net asset value of an Investment Fund adversely affect the Series' net asset value, the outstanding Shares of that Series will be adversely affected by prior repurchases to the benefit of Shareholders who had their Shares repurchased at a net asset value per Share higher than the adjusted amount. Conversely, any increases in the net asset value per Share resulting from such subsequently adjusted valuations will be entirely for the benefit of the holders of the outstanding Shares of that Series and to the detriment of Shareholders who previously had their Shares repurchased at a net asset value per Share lower than the adjusted amount. New Shareholders may be affected in a similar way, because the same principles apply to the purchase of Shares.

         The procedures approved by the Board of Directors provide that, where deemed appropriate by the Adviser and consistent with the 1940 Act, investments in Investment Funds may be valued at cost. Cost would be used only when cost is determined to best approximate the fair value of the particular security under consideration. For example, cost may not be appropriate when the Series is aware of sales of similar securities to third parties at materially different prices or in other circumstances where cost may not approximate fair value (which could include situations where there are no sales to third parties). In such a situation, the Series' investment will be revalued in a manner that the Adviser, in accordance with procedures approved by the Board of Directors, determines in good faith best reflects approximate fair value. The Board of Directors will be responsible for ensuring that the valuation policies utilized by the Adviser are fair to the Series and consistent with applicable regulatory guidelines.

         If Subadvisers are engaged to manage a portion of a Series' assets, or if the Series holds any securities other than interests in Investment Funds, the Series will generally value the portfolio securities of the Investment Funds managed by the Subadvisers or held by the Series as follows:

         o U.S. exchange listed and NASDAQ traded equity securities (other than options) will be valued at their closing sale prices as reported on the exchange on which those securities are primarily traded. If no sales of those securities are reported on a particular day, the securities will be valued based upon their bid prices for securities held long, or their ask prices for securities held short, as reported by those exchanges. Securities traded on a non-U.S. securities exchange will be valued at their closing sale prices on the exchange on which the securities are primarily traded, or in the absence of a reported sale on a particular day, at their bid prices (in the case of securities held long) or ask prices (in the case of securities held short) as reported by that exchange. Listed options will be valued at their bid prices (or ask prices in the case of listed options held short) as reported by the exchange with the highest volume on the last day a trade was reported. Other securities for which market quotations are readily available will be valued at their bid prices (or ask prices in the case of securities held short) as obtained from one or more dealers making markets for those securities. If market quotations are not readily available, securities and other assets will be valued at fair value as determined in good faith by, or under the supervision of, the Board of Directors.

         o Debt securities (other than convertible debt securities) will be valued in accordance with the procedures described above, which with respect to these securities may include the use of valuations furnished by a pricing service that employs a matrix to determine valuations for normal institutional size trading units. The Board of Directors will regularly monitor the methodology and procedures used in connection with valuations provided by the pricing service. Debt securities with remaining maturities of 60 days or less will, absent unusual circumstances, be valued at amortized cost, so long as this method of valuation is determined by the Board of Directors to represent fair value.

         o If, in the view of the Adviser, the bid price of a listed option or debt security (or ask price, in the case of any such security held short) does not fairly reflect the market value of the security, the Adviser may request a valuation committee, comprised, among others, of at least one Director, to instead adopt procedures to be used by the Adviser, if so delegated by the Board of Directors and in accordance with procedures adopted by the Board of Directors, to value the security at fair value, subject to the oversight of the valuation committee.

         o All assets and liabilities initially expressed in non-U.S. currencies will be converted into U.S. dollars using non-U.S. exchange rates provided by a pricing service compiled as of 12:00 noon, New York time. Trading in non-U.S. securities generally is completed, and the values of non-U.S. securities are determined, prior to the close of securities markets in the United States. Non-U.S. exchange rates are also determined prior to such close. On occasion, the values of non-U.S. securities and exchange rates may be affected by significant events occurring between the time as of which determination of values or exchange rates are made and the time as of which the net asset value of the Series is determined. When an event materially affects the values of securities held by a Series or its liabilities, the securities and liabilities will be valued at fair value as determined in good faith by, or under the supervision of, the Board of Directors.

         Expenses of the Series, including the Management Fee and the costs of any borrowings, are accrued on a monthly basis on the day net asset value is calculated and taken into account for the purpose of determining net asset value.

         Prospective investors should be aware that situations involving uncertainties as to the valuation of portfolio positions could have an adverse effect on the Series' net assets if the Board of Directors' or the Adviser's judgments regarding appropriate valuations should prove incorrect. Also, Investment Managers to the Investment Funds generally will provide determinations of the net asset value of Investment Funds only on a weekly or monthly basis, in which event it will not be possible to determine the net asset value of the Series more frequently. Because the values assigned to one or more Investment Funds may be subject to later adjustment based on information not reasonably available at the time of the Series' fair valuation, the Company's issuance or repurchase of Shares of that Series at net asset value based on the fair value of its assets may have the effect of diluting or increasing the economic interest of existing Shareholders, as well as those Shareholders who purchased and/or had their Shares repurchased.

         The Board of Directors may cause appropriate reserves for the Series to be created, accrued and charged against net assets (and, therefore, the Series' net asset value). Reserves will be in such amounts (subject to increase or reduction) that the Board of Directors may deem necessary or appropriate.

                              CONFLICTS OF INTEREST

         As a diversified global financial services firm, Citigroup (including, for purposes of this discussion, its subsidiaries and other affiliates) engages in a broad spectrum of activities, including financial advisory services, asset management activities, sponsoring and managing private investment funds, engaging in broker-dealer transactions, and other activities. In the ordinary course of business, Citigroup engages in activities in which Citigroup's interests or the interests of its clients may conflict with the interests of the Company or the Series or the Shareholders. The discussion below sets out such conflicts of interest that may arise; conflicts of interest not described below may also exist. The Adviser can give no assurance that any conflicts of interest will be resolved in favor of the Company or the Series or the Shareholders. In acquiring Shares, a Shareholder will be deemed to have acknowledged the existence of potential conflicts of interest relating to Citigroup and to the Company's or Series' operating in the face of those conflicts.

         Transactions by Citigroup--Citigroup may pursue acquisitions of assets and businesses and identification of an investment opportunity in connection with its existing businesses or a new line of business without first offering the opportunity to the Company or the Series. Such an opportunity could include a business that competes with the Company or the Series or an Investment Fund in which the Series has invested or proposes to invest.

         Compensation for Services--Citigroup may seek to perform investment banking and other financial services for, and will receive compensation from, Investment Funds, the sponsors of Investment Funds, companies in which Investment Funds invest, or other parties in connection with transactions related to those investments or otherwise. This compensation could include financial advisory fees, as well as underwriting or placement fees, financing or commitment fees and brokerage fees. Investment banking and other financial services compensation will not be shared with the Series or its Shareholders and may be received before the Series realizes a return on its investment. Citigroup may have an incentive to cause investments to be made, managed or realized in seeking to advance the interests of a client other than the Company or a Series or its Shareholders or to earning compensation. Citigroup may also act as prime broker or otherwise effect brokerage transactions for Investment Funds. The Adviser has, however, established procedures, including information barriers, designed to insulate its activities on behalf of the Company from those of Citigroup.

         Citigroup's Asset Management Activities--Citigroup conducts a variety of asset management activities, including sponsoring unregistered investment funds as well as other investment funds registered under the 1940 Act, and in that capacity is subject to the 1940 Act and its regulations. Those activities also include managing assets of employee benefit plans that are subject to ERISA and related regulations. Citigroup's investment management activities may present conflicts if the Series and these other investment or pension funds either compete for the same investment opportunity or pursue investment strategies counter to each other.

         Voting Rights in Private Funds--From time to time, sponsors of Investment Funds may seek the approval or consent of the investors in the Funds in connection with certain matters. In such a case, the Adviser will have the right to vote in its discretion the interest in the Investment Fund held by a Series, on behalf of such Series. The Adviser will consider only those matters it considers appropriate in taking action with respect to the approval or consent. Business relationships may exist between the Adviser and its affiliates, on the one hand, and the Investment Managers and affiliates of the Investment Funds, on the other hand, other than as a result of the Series' investment in the Investment Funds. As a result of these existing business relationships, the Adviser may face a conflict of interest acting on behalf of the Company, a Series and its Shareholders.

         The Series may, for regulatory reasons such as to achieve compliance with U.S. bank holding company laws or avoid potential affiliation issues, limit the amount of voting securities it holds in any particular Investment Fund, and may as a result hold all or a substantial portion of its interests in non-voting form. This may entail the Series subscribing for a class of securities that is not entitled to vote or contractually waiving voting rights.

         Client Relationships--Citigroup has existing and potential relationships with a significant number of sponsors and managers of Investment Funds, corporations and institutions. In providing services to its clients and the Company, Citigroup may face conflicts of interest with respect to activities recommended to or performed for the clients, and the Company, the Series, the Shareholders and/or the

Investment Funds. In addition, these client relationships may present conflicts of interest in determining whether to offer certain investment opportunities to the Company.

         Diverse Membership; Relationships with Shareholders--The Shareholders are expected to include entities organized under U.S. law and in various jurisdictions that may have conflicting investment, tax and other interests with respect to their investments in the Series. The conflicting interests of individual Shareholders may relate to or arise from, among other things, the nature of investments made by the Series, the structuring of the acquisition of investments of the Series, and the timing of disposition of investments. This structuring of the Series' investments and other factors may result in different returns being realized by different Shareholders. Conflicts of interest may arise in connection with decisions made by the Adviser, including decisions with respect to the nature or structuring of investments that may be more beneficial for one Shareholder than for another, especially with respect to Shareholders' individual tax situations. In selecting Investment Funds for the Series, the Adviser will consider the investment and tax objectives of the Series as a whole, not the investment, tax or other objectives of any Shareholder individually.

         Relationship with Adviser and Placement Agents--The Adviser is an indirect wholly owned subsidiary of Citigroup, and the Placement Agents may also be affiliates of Citigroup and the Adviser. The Board of Directors believes that the Management Fee paid to the Adviser and the placement fees charged by the Placement Agents are competitive with rates generally charged by unaffiliated entities. There are also certain ongoing payments to Placement Agents made by the Adviser or its affiliates from its or their own resources. Thus, the Placement Agents and their registered representatives may have a conflict, when advising investors and prospective investors, between their interest in advising such persons for the benefit of such investors and their interest in receiving or continuing to receive such compensation.

         Related Funds--The personnel of the Adviser provide advisory services to various other funds. Conflicts of interest may arise for the Adviser in connection with certain transactions involving investments by the Series in Investment Funds and investments by other funds advised by the Adviser, or sponsored or managed by the Adviser or Citigroup, in the same Investment Funds. Conflicts of interest may also arise in connection with investments in the Series by other funds advised or managed by the Adviser or Citigroup. Such conflicts could arise, for example, with respect to the timing, structuring and terms of such investments and the disposition of them. The Adviser or an affiliate may determine that an investment in an Investment Fund is appropriate for a particular client or for itself or its officers, directors, shareholders or employees, but that the investment is not appropriate for the Series. Situations also may arise in which the Adviser or an affiliate, or their clients, has made investments that would have been suitable for investment by the Series but, for various reasons, were not pursued by, or available to, that Series. The investment activities of the Adviser, its affiliates and any of their respective officers, directors, shareholders or employees may disadvantage the Series in certain situations, if, among other reasons, the investment activities limit that Series' ability to invest in a particular Investment Fund.

         Other Advisory Clients--The Adviser or its affiliates provide investment management services to other clients, and may do so regardless of whether the investment policies of those clients are similar to or differ from, those of the Company or the Series. In addition, the Adviser or its affiliates may give advice and take action in the performance of their duties to clients that may differ from advice given, or the timing and nature of action taken, with respect to the Series. Neither the Adviser nor its affiliates will have any obligation to purchase or sell, or recommend for purchase or sale, for the account of the Series any investment or other property that the Adviser or its affiliates may purchase or sell, or recommend for purchase or sale, for its own account or the account of any other client, including the account of Citigroup or its affiliates. By reason of investment banking, investment, lending and other activities, Citigroup or its affiliates may from time to time acquire privileged and/or confidential information about corporations or other entities and their securities and such entities will not be free to divulge such information to the Adviser, the Company or to the Series or to otherwise act upon it.

         Management of the Company--Personnel of the Adviser and its affiliates will devote such time as the Adviser and its affiliates, in their discretion, deem necessary to carry out the operations of the Company and the Series effectively. Officers and employees of the Adviser and its affiliates will also work on other projects for Citigroup and its other affiliates (including other clients served by the Adviser and its affiliates), and conflicts of interest may arise in allocating management time, services or functions among the affiliates.

         Indemnities--Pursuant to the various agreements with the Company, the Adviser, the Placement Agents and certain of the affiliates of each of these are entitled to indemnities from the Series for certain liabilities, costs and expenses they incur in respect of the Series.

         Determination of Fair Value--In determining the fair value of its assets not traded on regulated exchanges, subject to procedures adopted by the Board of Directors, the Series will typically rely on values provided by the Adviser and the Investment Managers. The Adviser and the Investment Managers generally will face a conflict of interest in valuing such securities because these values will affect their compensation.

                        DISCLOSURE OF PORTFOLIO HOLDINGS

         The Series' portfolio holdings are made public, as required by law, in the Series' annual and semi-annual reports. These reports are filed with the SEC and mailed to Shareholders approximately 60 days after the last day of the relevant period. (In addition, these reports are available upon request.) Also as required by law, the Series' portfolio holdings are reported to the SEC approximately 60 days after the last day of the Series' relevant first or third fiscal quarterly period. Selected holdings, as well as certain statistical information relating to portfolio holdings, such as strategy breakdowns or strategy performance, is made available to Shareholders in their monthly letter from the Company, which is generally sent 20 days following the end of the relevant month. As should be clear, because the Series consider current portfolio holding information proprietary, such information is typically withheld for some time before being made public.

         When authorized by appropriate executive officers of the Company, portfolio holdings information may be given more frequently than as just described to third-party service providers and certain affiliated persons of the Series. As of the date of this registration statement, these persons are limited to the Custodian (full portfolio daily, no lag), in addition to the Adviser and its personnel, internal and external accounting personnel (full portfolio daily, no lag), and the Company's independent registered public accounting firm. Finally, on occasion the Series may disclose one or more individual holdings to pricing or valuation services for assistance in considering the valuation of the relevant holdings. In such cases, the information provided is subject to limitations on use intended to prohibit the recipient from trading on or inappropriately further disseminating it. As part of the internal policies and procedures, conflicts between the interests of the investors and those parties receiving portfolio information will be considered. In addition to the Company's policies and procedures in this area, a number of fund service providers maintain their own written procedures limiting use and further transmission of portfolio holdings information disclosed to them. Neither the Company nor the Adviser (nor its affiliates) receives any compensation in connection with the disclosure of information to these parties, and all such arrangements are pursuant to policies approved by the Board of Directors, which has determined that they are appropriate and in the best interest of Shareholders. These Company policies and procedures will be reviewed by the Directors on an annual basis, for adequacy and effectiveness, in connection with the Company's compliance program under Rule 38a-1 under the 1940 Act; and related issues will be brought to the attention of the Directors on an as appropriate basis.

         Additionally, the Adviser or its personnel from time to time may comment to the press, Shareholders, prospective investors or investor fiduciaries or agents (orally or in writing) on the Series' portfolio securities or may state that the Series recently acquired or disposed of interests in an Investment Fund or other security. This commentary also may include such statistical information as industry, country or strategy exposure, credit quality information, specialized financial characteristics (alpha, beta, maturity, sharpe ratio, standard deviation, default rate, etc.), price comparisons to various measures, portfolio turnover and the like. No comments may be made, however, if likely to permit, in the sole judgment of the Adviser, inappropriate trading of Shares or of portfolio securities of the Series.

                            SUBSCRIPTIONS FOR SHARES

Subscription Terms

         The Company accepts initial and additional subscriptions for Shares as of the first business day of each calendar month, except that the Company may offer Shares more frequently as determined by the Company or its designated agents. Any amounts received in advance of the initial or subsequent closings will be placed in an escrow account with the Escrow Agent prior to their investment in the Company. The investor must also submit a completed subscription agreement and any other required documentation before the applicable subscription date, which must be received by the Company at least seven calendar days prior to the proposed subscription date (or, if any such date is not a business day, the immediately preceding business day). The Company reserves the right to reject any subscription for Shares, and the Company or its designated agents may, in its or their sole discretion, suspend subscriptions for Shares at any time and from time to time. To assist the Company in meeting its "know your customer" obligations, subscriptions generally will be accepted only from investors having brokerage accounts with an approved Placement Agent (the "brokerage accounts"), and are subject to the receipt of cleared funds from such account, prior to the applicable subscription date and in the full amount of the subscription. Cleared funds must be available in such account no later than five calendar days prior to the particular subscription date. Although the Company or its designated agents may accept, in its or their sole discretion, a subscription prior to receipt of cleared funds, an investor may not become a Shareholder until cleared funds have been received.

         This Offering Memorandum refers principally to the offer and sale of Shares of Multi-Strategy Series G. The Company no longer offers its Shares of Multi-Strategy Series M for sale to the public; the only Shares of Multi-Strategy Series M currently being issued are those resulting from the reinvestment of dividends in respect of outstanding Shares of Multi-Strategy Series M under the Company's Automatic Dividend Reinvestment Plan.

         Shares are offered at their net asset value per Share, and each Share subscribed for represents a capital investment in the particular Series in that amount. The minimum initial investment from each investor is $25,000 (gross of any placement fees described below), and the minimum additional investment is $10,000, at all times in increments of $5,000. The minimum initial and additional investments may be reduced by the Company or its designated agents with respect to individual investors or classes of investors (for example, with respect to certain key employees, officers or directors of the Company, the Adviser or their affiliates). The Board of Directors may, in its discretion, cause the Company to repurchase a Shareholder's entire interest in a Series (i.e., all Shares of that Series held by the Shareholder) if the Shareholder's investment balance in the Series, as a result of repurchase or transfer requests by the Shareholder, is less than $25,000 (or any lower amount equal to the Shareholder's initial subscription amount net of placement fees).

         Initial and any additional purchases of Shares will be payable in one installment and will be debited directly by any approved Placement Agent, on behalf of the Company, from each investor's brokerage account (unless other arrangements are permitted by the Company or its designated agents). Although the Company may accept contributions of securities, the Company has no intention at present of doing so. If the Company or the Series chooses to accept a contribution of securities, the securities would be valued in the same manner as the Company or the Series values its other assets.

         Each new Shareholder must agree to be bound by all of the terms of the LLC Agreement. Each potential investor must also represent and warrant in a subscription agreement, among other things, that the investor is an "Eligible Investor" as described below and is purchasing Shares for his, her or its own account, and not with a view to the distribution, assignment, transfer or other disposition of the Shares.

         Following the receipt of the initial subscriptions for Shares under this Offering Memorandum, the Board of Directors may determine to liquidate the Company or either Series. The Company or the Series would then liquidate as soon as practicable, and return to Shareholders the amount of their subscriptions plus accrued interest, if any.

Eligible Investors

         Each prospective investor in the Company will be required to certify to the Company that the Shares subscribed for are being acquired for the account of an "accredited investor" as defined in Regulation D under the 1933 Act. Investors who are "accredited investors" as defined in Regulation D (generally, individuals having a net worth of at least $1 million or entities having total assets of at least $5 million or entities all of whose beneficial owners are themselves accredited investors) are referred to in this Offering Memorandum as "Eligible Investors." In addition, to assist the Company in meeting its "know your customer" obligations, an Eligible Investor generally must have a brokerage account with an approved Placement Agent. Existing Shareholders subscribing for additional Shares must be Eligible Investors at the time of each additional subscription. Qualifications that must be met in becoming a Shareholder are summarized in the subscription agreement that must be completed by each prospective investor and are described in detail in Appendix A to the Offering Memorandum.

Placement Fees

         Placement Agents may be retained by the Company or the Series to assist in the placement of Shares. A Placement Agent will generally be entitled to receive a fee from each investor in the Company whose Shares the Agent places. The specific amount of the placement fee paid with respect to a Shareholder is generally dependent on the size of the investment in the Series resulting in what are often referred to as sales "breakpoints," but will not exceed 3% of the subscription amount. (Subject to that limit, however, the applicable schedule of placement fees may vary among Placement Agents.)

         The placement fee will be deducted from a prospective investor's subscription, and it will not be applied to the purchase of Shares by the investor and will not be part of the assets of the Series. The placement fee may be adjusted or waived at the sole discretion of the Placement Agent and is expected to be waived for (1) Citigroup and its affiliates, including the Adviser, the directors, partners, principals, officers and employees of each of these, and employees of the Placement Agents and certain of their affiliates;
(2) investment vehicles whose investment objectives and restrictions require that they invest exclusively or primarily in the Series; and (3) investors investing through certain programs relating to mutual fund "wrap," asset allocation or other managed asset programs sponsored by affiliates of the Adviser or with whom such affiliates have agreements related to investment in the Company. The Placement Agent may, in its sole discretion, aggregate investments made through certain related accounts (including family trusts or other similar investment vehicles) in determining the applicable rate for the calculation of placement fees. It is the responsibility of any investor seeking to benefit the Placement Agent from a particular placement fee level to identify any such related account to the personnel handling the investor's subscription. The Adviser or its affiliates also may pay from their own resources additional compensation to the Placement Agents in connection with placement of Shares or servicing of investors. As to each investor referred by a Placement Agent to date, such additional compensation approximates .70% to .85% of the value of the Shares held by the investor per annum (but in the aggregate across all investors will not exceed 1% of the Company's net assets per annum). In some instances, these arrangements may result in receipt by the Placement Agents and their personnel (who themselves may receive all or a substantial part of the relevant payments) of compensation in excess of that which otherwise would have been paid in connection with their placement of units of a different investment fund. A prospective investor with questions regarding these arrangements may obtain additional detail by contacting his or her Placement Agent directly. Prospective investors also should be aware that these payments could create incentives on the part of the Placement Agents to more positively consider the Company relative to investment funds not making payments of this nature or making smaller such payments.

                REDEMPTIONS, REPURCHASES AND TRANSFERS OF SHARES

No Right of Redemption

         No Shareholder or other person holding Shares acquired from a Shareholder will have the right to require the Company to redeem the Shares. No public market for Shares exists, and none is expected to develop in the future. Consequently, Shareholders may not be able to liquidate their investment other than as a result of repurchases of Shares by the Company, as described below.

Repurchases of Shares

         The Company may from time to time repurchase Shares from Shareholders in accordance with written tenders by Shareholders at those times, in those amounts, and on terms and conditions as the Board of Directors may determine in its sole discretion. Each such repurchase offer may be limited to Shares of one or more Series and will generally apply to 5-20% of the net assets of the Series. In determining whether the Company should offer to repurchase Shares from Shareholders, the Board of Directors will consider the recommendation of the Adviser. The initial such repurchase of Shares was completed as of June 30, 2003, and the Adviser expects that it will recommend to the Board of Directors that the Company offer to repurchase Shares from Shareholders quarterly on the last business day of March, June, September and December. In determining whether to accept such a recommendation, the Board of Directors will consider the following factors, among others:

         o    whether any Shareholders have requested to tender Shares;

         o the liquidity of the Series' assets (including fees and costs associated with withdrawing from Investment Funds and/or disposing of assets managed by Subadvisers);

         o the investment plans and working capital and reserve requirements of the Series;

         o the relative economies of scale of the tenders with respect to the size of the Series;

         o    the history of the Company in repurchasing Shares;

         o the availability of information as to the value of the Series' interests in underlying Investment Funds;

         o the existing conditions of the securities markets and the economy generally, as well as political, national or international developments or current affairs;

         o any anticipated tax consequences to the Series of any proposed repurchases of Shares; and

         o    the recommendations of the Adviser.

         The LLC Agreement provides that a Series will be dissolved if any Shareholder that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender all Shares in the Series held by the Shareholder for repurchase by the Company has not been given the opportunity to so tender within a period of two years after the request (whether in a single repurchase offer or multiple consecutive offers within the two-year period). A Shareholder who intends to cause the Series to be dissolved must so indicate in a separate written request submitted within the applicable two-year period.

         The Company will repurchase Shares from Shareholders pursuant to written tenders on terms and conditions that the Board of Directors determines to be fair to the Company and to all Shareholders or persons holding Shares acquired from Shareholders, or to one or more classes of Shareholders, as applicable. The value of a Shareholder's Shares that are being repurchased will be the value of the Shares as of the date of their repurchase (i.e., as of the relevant Valuation Date described below). When the Board of Directors determines that the Company will repurchase Shares, notice will be provided to Shareholders describing the terms of the offer, containing information Shareholders should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate. Shareholders deciding whether to tender Shares during the period that a repurchase offer is open may obtain the net asset value of their Shares by contacting PFPC Inc. during the period at the contact number provided in the Shareholder's repurchase materials.

         Repurchases of Shares from Shareholders by the Company may be paid, in the discretion of the Company or its designated agents, in cash, or by the distribution of securities in kind, or partly in cash and partly in kind. The Company, however, expects not to distribute securities in kind except in the unlikely event that making a cash payment would result in a material adverse effect on the Company, the Series or on Shareholders not tendering Shares for repurchase. Repurchases will be effective after receipt and acceptance by the Company of all eligible written tenders of Shares from Shareholders. Any in-kind distribution of securities will be valued in accordance with the LLC Agreement and will be distributed to all tendering Shareholders on a proportional basis. The Company does not impose any charges in connection with repurchases of Shares.

         In light of liquidity constraints associated with investments in Investment Funds and that the Series may have to effect withdrawals from those Funds to pay for Shares being repurchased, the Company expects to employ the following repurchase procedures:

         o A Shareholder choosing to tender Shares for repurchase must do so by the Notice Date, which generally will be the 25th calendar day of the second month prior to that containing the date as of which Shares are to be repurchased. Shares or portions of them will be valued as of the Valuation Date, which is generally expected to be the last business day of March, June, September or December. This means, for example, that the Notice Date for a repurchase offer having a December 31 Valuation Date would be October 25. Tenders are not revocable following the Notice Date.

         o Promptly after accepting any tender, the Company will give to each Shareholder a promissory note (the "Promissory Note") entitling the Shareholder to be paid an amount equal to the value, determined as of the Valuation Date, of the Shareholder's Shares accepted for repurchase.

         o The Promissory Note will be non-interest bearing and non-transferable. Payment in respect of the Promissory Note will be made as of the later of (1) a period of within 30 days after the Valuation Date, or (2) if a Series has requested withdrawals of its capital from any Investment Funds in order to fund the repurchase of Shares of the particular Series, within ten business days after the Series has received at least 90% of the aggregate amount withdrawn from the Investment Funds. Although the amounts required to be paid by the Company under the Promissory Note will generally be paid in cash, the Company may under certain limited circumstances pay all or a portion of the amounts due by an in-kind distribution of securities.

         If modification of the Company's repurchase procedures as described above is deemed necessary to comply with regulatory requirements, the Board of Directors will adopt revised procedures reasonably designed to provide Shareholders substantially the same liquidity for Shares as would be available under the procedures described above.

         Payment for repurchased Shares may require a Series to liquidate portfolio holdings earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase the Series' investment-related expenses as a result of higher portfolio turnover rates. Liquidation of portfolio holdings to fund repurchases of Shares also may result in the Series incurring redemption, withdrawal or similar fees charged by one or more Investment Funds. The Adviser intends to take measures, subject to such policies as may be established by the Board of Directors, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of Shares.

         A Shareholder tendering for repurchase only a portion of its Shares in the Series will be required to maintain an investment balance of at least $25,000 (or any lower amount equal to the Shareholder's initial subscription amount net of placement fees) with respect to the Series after giving effect to the repurchase. If a Shareholder tenders an amount that would cause its investment balance to fall below the required minimum, the amount to be repurchased from the Shareholder may be reduced so that the required minimum balance is maintained or to repurchase the Shareholder's entire interest in the Series.

         The Company may repurchase Shares, or portion of them, of a Shareholder or any person acquiring Shares from or through a Shareholder, without consent or other action by the Shareholder or other person, if the Company or its designated agents in its or their sole discretion determines that:

         o the Shares have been transferred in violation of the LLC Agreement or have vested in any person other than by operation of law as the result of the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of the Shareholder;

         o ownership of the Shares by a Shareholder or other person is likely to cause the Company or the Series to be in violation of, or subject the Company or the Series to additional registration or regulation under the securities, commodities or other laws of the United States or any other relevant jurisdiction;

         o continued ownership of the Shares by a Shareholder may be harmful or injurious to the business or reputation of the Company, the Series, the Board of Directors, the Adviser or any of their affiliates, or may subject the Company, the Series or any Shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

         o any of the representations and warranties made by a Shareholder or other person in connection with the acquisition of Shares was not true when made or has ceased to be true;

         o with respect to a Shareholder subject to Special Laws or Regulations, the Shareholder is likely to be subject to additional regulatory or compliance requirements under these Special Laws or Regulations by virtue of continuing to hold Shares; or

         o it would be in the best interests of the Company or the Series for the Company to repurchase the Shares or a portion of them.

         In the event that the Adviser or any of its affiliates holds Shares in the capacity of a Shareholder, the Shares may be tendered for repurchase in connection with any repurchase offer made by the Company.

Transfers of Shares

         Except as otherwise described below, no person may become a substituted Shareholder without the written consent of the Company or its designated agents, which consent may be withheld for any reason in their sole discretion. Shares held by a Shareholder may be transferred only:

         o by operation of law as a result of the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of the Shareholder; or

         o with the written consent of the Company or its designated agents, which may be withheld in its sole discretion.

         Notice to the Company of any proposed transfer of Shares must include satisfactory evidence that the proposed transferee meets any requirements imposed by the Company with respect to investor eligibility and suitability, including the requirement that any investor (or investor's beneficial owners in certain circumstances) has a net worth immediately prior to the time of subscription of at least $1.0 million or meets certain annual income requirements. Notice of a proposed transfer of Shares must also be accompanied by a properly completed subscription agreement in respect of the proposed transferee. Consent to a transfer of Shares by a Shareholder generally will not be granted unless the transfer is to a single transferee or, after the transfer of the Shares, the Share balance of each of the transferee and transferor is not less than $25,000 with respect to the Series. A Shareholder transferring Shares may be charged reasonable expenses, including attorneys' and accountants' fees, incurred by the Company in connection with the transfer. In connection with any request to transfer Shares, the Company may require the Shareholder requesting the transfer to obtain, at the Shareholder's expense, an opinion of counsel selected by the Company or its agents as to such matters as may be reasonably requested.

         Any transferee acquiring Shares by operation of law as the result of the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of a Shareholder or otherwise will be entitled to the allocations and distributions allocable to the Shares so acquired, to transfer the Shares in accordance with the terms of the LLC Agreement and to tender the Shares for repurchase by the Company, but will not be entitled to the other rights of a Shareholder unless and until the transferee becomes a substituted Shareholder as specified in the LLC Agreement. If a Shareholder transfers Shares with the required approvals, the Company will promptly take all necessary actions so that each transferee or successor to whom the Shares are transferred is admitted to the Company as a Shareholder.

         In subscribing for Shares, a Shareholder agrees to indemnify and hold harmless the Company or the Series, the Board of Directors, the Adviser, each other Shareholder and any of their affiliates against all losses, claims, damages, liabilities, costs and expenses (including legal or other expenses incurred in investigating or defending against any losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement), joint or several, to which those persons may become subject by reason of or arising from any transfer made by that Shareholder in violation of these provisions or any misrepresentation made by that Shareholder or a substituted Shareholder in connection with any such transfer.

                              TAX ASPECTS GENERALLY

         The following is a summary of certain aspects of the income taxation of the Company and the Series and its Shareholders that should be considered by a prospective Shareholder. The Company has not sought a ruling from the Internal Revenue Service (the "IRS") or any other U.S. federal, state or local agency with respect to any tax matters affecting the Company and the Series, nor has it obtained an opinion of counsel with respect to any of those matters. References in this summary to the tax consequences of the Series' investments, activities, income, gain and loss include the direct investments, activities, income, gain and loss of the Series and those indirectly attributable to the Series as a result of investing in the Investment Funds.

         The summary of the U.S. federal income tax treatment of the Company and the Series set out below is based upon the Code, judicial decisions, Treasury Regulations (proposed and final) (the "Regulations") and administrative rulings in existence as of the date of this offering memorandum, all of which are subject to change, possibly with retroactive effect. The summary does not discuss the effect, if any, of various proposals to amend the Code that could change certain of the tax consequences of an investment in the Company; nor does the summary discuss all of the tax consequences that may be relevant to a particular investor or to certain investors subject to special treatment under the U.S. federal income tax laws, such as foreign persons, insurance companies, financial institutions, traders, and dealers. Each prospective Shareholder should consult with his, her or its own tax advisor in order to fully understand the U.S. federal, state, local and non-U.S. income tax consequences of an investment in the Series.

         Entities generally exempt from U.S. federal income tax, including employee benefit plans, individual retirement accounts ("IRAs") and Keogh plans, should, in addition to reviewing the discussion below, focus on those sections of this offering memorandum regarding liquidity and other financial matters to determine whether the investment objectives of the Series are consistent with their overall investment plans. Each prospective tax-exempt Shareholder is urged to consult its own counsel regarding the acquisition of Shares.

                         TAX ASPECTS UNDER SUBCHAPTER M

         Qualification as a Regulated Investment Company. Each Series qualifies and intends to continue to qualify for the special tax treatment afforded to regulated investment companies ("RICs") under the Code. As long as a Series so qualifies and meets certain annual distribution requirements discussed below, the Series (but not its Shareholders) will not be subject to federal income tax on the part of its net ordinary income and net realized capital gains that it distributes to Shareholders. Each Series intends to distribute substantially all of such income and gains.

         To qualify for the favorable tax treatment of a RIC, the Series generally must distribute at least 90% of its investment company taxable income (as defined in the Code but without regard to the dividends-paid deduction) for the taxable year. The Series must also satisfy certain other requirements of the Code, some of which are described below. Distributions by the Series made during the taxable year or, under specified circumstances, within a period up to twelve months after the close of the taxable year, will be considered distributions of income and gains for the taxable year and will therefore count toward satisfaction of the above-mentioned requirement.

         Generally, to qualify as a RIC, the Series must derive at least 90% of its gross income each taxable year from dividends, interest, certain payments with respect to securities loans, gains from the sale or other disposition of stock or securities or foreign currencies and certain other income.

         In addition to satisfying the requirements described above required for qualification as a RIC, the Series must satisfy an asset diversification test. The asset diversification test is applied, for each Series, at the level of the Investment Funds. Under that test, at the close of each quarter of the Series' taxable year, at least 50% of the value of the Series' assets must generally consist of cash and cash items, U. S. Government securities, securities of other regulated investment companies, and securities of other issuers. As to each of those other issuers, the Series must not have invested more than 5% of the value of the Series' total assets in securities of each such issuer and the Series must not hold more than 10% of the outstanding voting securities of each such issuer. In addition, no more than 25% of the value of the Series' total assets may be invested in the securities of any one issuer (other than U. S. Government securities and securities of other regulated investment companies) or in two or more issuers which the Series controls and which are engaged in the same or similar trades or businesses or related trades or businesses. For purposes of this test, obligations issued or guaranteed by certain agencies or instrumentalities of the U.S. Government are treated as U.S. Government securities.

         The ongoing requirements for qualification as a RIC require that the Series obtain information from the Investment Funds in which the Series is invested. To facilitate the information-gathering process and compliance with certain asset diversification requirements, each Series retains an independent third-party service provider to mediate, in certain respects, the interaction with the Investment Funds and to perform the asset diversification test quarterly. The Adviser also has established internal policies and procedures for monitoring the compliance process, including having engaged its auditors to review the third-party service provider's asset diversification test results for each Series, but nonetheless will rely in substantial part on the service provider referenced in the prior sentence.

         Failure to Qualify as a Regulated Investment Company. If, in any taxable year, a Series fails to qualify as a RIC under the Code, such Series would be taxed in the same manner as an ordinary corporation and all distributions out of current or accumulated earnings and profits to its Shareholders would generally be taxable to them.

         Excise Tax. The Code requires a RIC to pay a nondeductible 4% excise tax to the extent the RIC does not distribute, during each calendar year, 98% of its ordinary income, determined on a calendar year basis, and 98% of its capital gain net income, determined, in general on an October 31 year end, plus certain undistributed amounts from the previous years. While each Series intends to distribute its income and capital gain net income in the manner necessary to avoid imposition of the 4% excise tax, it is possible that some excise tax will be incurred and, although not currently anticipated, there are circumstances in which the Series may elect not to make the distributions necessary to avoid this tax. In such event, a Series will be liable for the tax only on the amount by which it does not meet the foregoing distribution requirements.

Distributions

         Dividends paid by a Series from its ordinary income or from its excess of net short-term capital gains over net long term capital losses (together referred to as "ordinary income dividends") are taxable to Shareholders as ordinary income. Distributions made from a Series' excess of net long term capital gains over net short term capital losses ("capital gain dividends") are taxable to Shareholders as long term capital gains, regardless of the length of time the Shareholder has owned Shares. Any loss upon the sale or exchange of Shares held for six months or less will be treated as long-term capital loss to the extent of any capital gain dividends received by the Shareholder. Distributions in excess of a Series' current or accumulated earnings and profits will first reduce the adjusted tax basis of a Shareholder's Shares and, after such adjusted tax basis is reduced to zero, will constitute capital gain to such Shareholder (assuming the Shares are held as a capital asset). Long-term capital gain rates for individuals are currently taxed at a rate of 15% (with lower rates for individuals in the 10% and 15% rate brackets). Generally not later than 60 days after the close of its taxable year, each Series will provide its Shareholders with a written notice designating the amount of dividends paid during the year that qualify as capital gain dividends, as qualified dividend income (discussed below), and as ordinary income dividends.

         Dividends are taxable to Shareholders even if they are reinvested in additional Shares of a Series. A portion of a Series' ordinary income dividends attributable to the dividends received from domestic corporations, and are designated as such, may be eligible for the dividends received deduction allowed to corporations under the Code, if certain requirements are met. In addition, distributions of investment company taxable income that are designated by the Series as derived from "qualified dividend income" are currently taxed to individuals at the rates applicable to long-term capital gain. Qualified dividend income generally includes dividends from domestic corporations and dividends from foreign corporations that meet certain specified criteria. Certain holding period and other requirements must be met by both the Shareholder and the Series for distributions to be eligible for the corporate dividends received deduction or the preferential individual tax rates that apply to qualified dividend income, as the case may be.

         If a Series pays a dividend in January that was declared in the previous October, November or December to Shareholders of record on a specified date in one of such months, then such dividend will be treated for tax purposes as being paid by the Series and received by its Shareholders on December 31 of the year in which the dividend was declared.

         A Series may elect to retain its net capital gain or a portion thereof for investment and be taxed at corporate rates on the amount retained. In such case, it may designate the retained amount as undistributed capital gains in a notice to its Shareholders, who will be treated as if each received a distribution of its pro rata share of such gain, with the result that each Shareholder will (i) be required to report its pro rata share of such gain on its tax return as long-term capital gain, (ii) receive a refundable tax credit for its pro rata share of tax paid by the Series on the gain and (iii) increase the tax basis for its Shares by an amount equal to the deemed distribution less the tax credit.

         Non-U.S. Shareholders. Ordinary income dividends paid to Shareholders who are non-resident aliens or foreign entities will be subject to a 30% U.S. withholding tax under existing provisions of the Code applicable to foreign individuals and entities unless a reduced rate of withholding is provided under applicable treaty law. However, for taxable years beginning after December 31, 2004 and before January 1, 2008, certain "interest-related dividends" and "short-term capital gain dividends" paid by the Series to a foreign Shareholder and designated by the Series as such would be eligible for an exemption from the 30% U.S. withholding tax. Interest-related dividends generally are dividends derived from certain interest income earned by the Series that would not be subject to such tax if earned by a foreign Shareholder directly. Short-term capital gain dividends generally are dividends derived from the excess of a Series' net short-term capital gains over net long-term capital losses. Both "interest-related dividends" and "short-term capital gain dividends" must be designated as such by a written notice mailed to Shareholders no later than 60 days after the Series' taxable year. The Series curently does not designate dividends as "interest-related dividends" or "short-term capital gain dividends" and therefore dividends paid to non-U.S. Shareholders will not be eligible for this exemption.

         A non-U.S. Shareholder would generally be exempt from U.S. federal income tax on capital gain dividends, any amounts retained by the Series that are designated as undistributed capital gains and any gains realized upon the sale or exchange of Shares of the Series. Nonresident Shareholders are urged to consult their own tax advisors concerning the applicability of the United States withholding tax.

         Also, any distribution paid by a Series to a nonresident Shareholder for taxable years beginning after December 31, 2004 and before January 1, 2008 will, to the extent attributable to gain from the sale or exchange of a U.S. real property interest, be treated as gain recognized from the sale or exchange of a U.S. real property interest and taxed as such to a nonresident Shareholder.

         Backup Withholding. Under certain provisions of the Code, some Shareholders may be subject to a withholding tax on ordinary income dividends, capital gain dividends and redemption payments ("backup withholding"). Generally, Shareholders subject to backup withholding will be those for whom no certified taxpayer identification number is on file with the Series or who, to the Series' knowledge, have furnished an incorrect number. When establishing an account, an investor must certify under penalty of perjury that such number is correct and that such investor is not otherwise subject to backup withholding.

Sale or Exchange of Shares

         Upon the sale or other disposition of Shares that a Shareholder holds as a capital asset, the Shareholder may realize a capital gain or loss in an amount equal to the difference between the amount realized and the Shareholder's adjusted tax basis in the Shares sold. Such gain or loss will be long-term or short-term, depending upon the Shareholder's holding period for the Shares. Generally, a Shareholder's gain or loss will be a long-term gain or loss if the Shares have been held for more than one year. A loss realized on a sale or exchange of Shares will be disallowed if such Shares are acquired (whether through the automatic reinvestment of dividends or otherwise) within a 61-day period beginning 30 days before and ending 30 days after the date on which the Shares are disposed of. In such case, the basis of the Shares acquired will be adjusted to reflect the disallowed loss.

Foreign Taxes

         Dividends and interest received by a Series may give rise to withholding and other taxes imposed by foreign countries. Tax conventions between certain foreign countries and the U. S. may reduce or eliminate such taxes. The Series will not be eligible to "pass through" to its Shareholders the amount of foreign taxes paid by the Series for foreign tax credit purposes.

Tax Treatment of Investments

         References to investments and transactions discussed below include investments and transactions of both the Series and the various Investment Funds in which they invest.

         Hedging and Derivative Transactions. The transactions of each Series are subject to special tax rules of the Code that may, among other things, (a) affect the character of gains and losses realized (with long-term capital gains generally subject to tax at lower rates than ordinary income), (b) disallow, suspend or otherwise limit the allowance of certain losses or deductions, and
(c) accelerate the recognition of income without a corresponding receipt of cash (with which to make the necessary distributions to satisfy distribution requirements applicable to RICs). Operation of these rules could, therefore, affect the character, amount and timing of distributions to Shareholders. Special tax rules also will require a Series to mark to market certain types of positions in its portfolio (i.e., treat them as sold on the last day of the taxable year), and may result in the recognition of income without a corresponding receipt of cash. If a

Series engages in transactions affected by these provisions, such Series intends to monitor its transactions, make appropriate tax elections and make appropriate entries in its books and records to mitigate, to the extent reasonably feasibly, the effect of these tax rules and avoid any possible disqualification for the special treatment afforded RICs under the Code.

         Other Investments. A Series may invest in zero coupon U.S. Treasury bonds and other debt securities that are issued at a discount or provide for deferred interest. Even though a Series may receive no actual current interest payments on these securities, it will be deemed to receive income equal, generally, to a portion of the excess of the face value of the securities over their issue price ("original issue discount") each year that the securities are held. Since the original issue discount income earned by a Series in a taxable year may not be represented by cash income, it may have to dispose of securities, which it might otherwise have continued to hold, or borrow to generate cash in order to satisfy its distribution requirements. In addition, a Series' investment in foreign currencies or foreign currency denominated or referenced debt securities, certain asset-backed securities and contingent payment and inflation-indexed debt instruments also may increase or accelerate the Series' recognition of income, including the recognition of taxable income in excess of cash generated by such investments.

         Section 1256 Contracts. The Code generally applies a "mark to market" system of taxing unrealized gains and losses on, and otherwise provides for special rules of taxation with respect to, Section 1256 Contracts. A Section 1256 Contract includes certain regulated futures contracts, certain non-U.S. currency forward contracts, and certain listed non-equity options. Section 1256 Contracts held by the Series at the end of a taxable year of the Series will be treated for U.S. federal income tax purposes as if they were sold by the Series at their fair market value on the last business day of the taxable year. The net gain or loss, if any, resulting from these deemed sales (known as "marking to market"), together with any gain or loss resulting from any actual sales of
Section 1256 Contracts (or other termination of the Series' obligations under such contract), must be taken into account by the Series in computing its taxable income for the year. Capital gains and losses from Section 1256 Contracts generally are characterized as short-term capital gains or losses to the extent of 40% of the gains or losses and as long-term capital gains or losses to the extent of 60% of the gains or losses.

         Currency Transactions. To the extent that its investments are made in securities denominated in a non-U.S. currency, gain or loss realized by a Series frequently will be affected by the fluctuation in the value of such non-U.S. currencies relative to the value of the dollar. Gains or losses with respect to a Series' investments in common stock of non-U.S. issuers will generally be taxed as capital gains or losses at the time of the disposition of the stock, subject to certain exceptions specified in the Code. Gains and losses of a Series on the acquisition and disposition of non-U.S. currency will be treated as ordinary income or loss. In addition, gains or losses on disposition of debt securities denominated in a non-U.S. currency to the extent attributable to fluctuation in the value of the non-U.S. currency between the date of acquisition of the debt security and the date of disposition will treated as ordinary income or loss. Gains or losses attributable to fluctuations in exchange rates that occur between the time a Series accrues interest or other receivable or accrues expenses or other liabilities denominated in a non-U.S. currency and the time a Series collects the receivables or pays the liabilities may be treated as ordinary income or loss.

         A Series may acquire foreign currency forward contracts, enter into foreign currency futures contracts and acquire put and call options on foreign currencies. Generally, foreign currency regulated futures contracts and option contracts that qualify as "Section 1256 Contracts" (see "Section 1256 Contracts" above), will not be subject to ordinary income or loss treatment under Section
988. However, if a Series acquires foreign currency futures contracts or option contracts that are not Section 1256 Contracts, or any foreign currency forward contracts, any gain or loss realized by a Series with respect to such instruments will be ordinary, unless (i) the contract is a capital asset in the hands of a Series and is not a part of a straddle transaction and (ii) an election is made (by the close of the day the transaction is entered into) to treat the gain or loss attributable to such contract as capital gain or loss.

Unrelated Business Taxable Income

         Generally, an exempt organization (including an individual retirement account) is exempt from U.S. federal income tax on its passive investment income, such as dividends, interest and capital gains. This general exemption from tax does not apply to the "unrelated business taxable income" ("UBTI") of an exempt organization. Generally, income and gain derived by an exempt organization from the ownership and sale of debt-financed property is UBTI and, thus, taxable in the proportion to which such property is financed by "acquisition indebtedness" during the relevant period of time. However, a tax-exempt U.S. person investing in a Series will not realize UBTI with respect to an investment in Shares if the person does not borrow to make the investment. Tax-exempt U. S. persons are urged to consult their own tax advisors concerning the U. S. federal tax consequences of an investment in a Series.

Tax Shelter Disclosure Regulations

         Under Treasury regulations, if a Shareholder recognizes a loss with respect to Shares of $2 million or more for an individual Shareholder or $10 million or more for a corporate Shareholder, the Shareholder will likely have to file with the Internal Revenue Service a disclosure statement on Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a regulated investment company are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all regulated investment companies. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer's treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Passive Foreign Investment Companies

         If a Series purchases shares of an investment company (or similar investment entity) organized under foreign law, a Series will generally be treated as owning shares in a passive foreign investment company ("PFIC") for U.S. federal income tax purposes. A Series may be subject to U. S. federal income tax, and an interest charge (at the rate applicable to tax underpayments) on tax liability treated as having been deferred with respect to certain distributions from such a company and on gain from the disposition of the shares of such a company (collectively referred to as "excess distributions"), even if such excess distributions are paid by a Series as a dividend to its Shareholders. A Series may be eligible to make an election to be treated as a qualified electing fund (a "QEF election") with respect to certain PFICs in which it owns shares that will allow it to avoid the taxes on excess distributions. However, a QEF election may cause a Series to recognize income in a particular year in excess of the distributions received from such PFICs. A Series may not be able to make this election with respect to many PFICs because of certain requirements that the PFICs would have to satisfy. Alternatively, a Series could elect to "mark to market" at the end of each taxable year all shares that it holds in PFICs because it expects to publish its net asset value at least annually. If it made this election, a Series would recognize as ordinary income any increase in the value of such shares as of the close of the taxable year over their adjusted basis and as ordinary loss any decrease in such value but only to the extent of previously recognized "mark-to-market" gains. By making the mark-to-market election, a Series could avoid imposition of the interest charge with respect to excess distributions from PFICs, but in any particular year might be required to recognize income (which generally must be distributed to Shareholders) in excess of the distributions it received from PFICs.

Certain State and Local Taxation Matters

         Ordinary income and capital gain dividends may also be subject to state and local taxes. Certain states exempt from state income taxation dividends paid by RICs that are derived from interest on U. S. Government obligations, although state law varies on this point.

         THE FOREGOING IS A BRIEF SUMMARY OF CERTAIN MATERIAL INCOME TAX MATTERS THAT ARE PERTINENT TO PROSPECTIVE INVESTORS. THE SUMMARY IS NOT, AND IS NOT INTENDED TO BE, A COMPLETE ANALYSIS OF ALL PROVISIONS OF THE U.S. FEDERAL INCOME TAX LAW WHICH MAY HAVE AN EFFECT ON SUCH INVESTMENTS. THIS ANALYSIS IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. ACCORDINGLY, PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN RESPECTIVE TAX ADVISORS WITH RESPECT TO THEIR OWN RESPECTIVE TAX SITUATIONS AND THE EFFECTS OF THIS INVESTMENT THEREON.

                              ERISA CONSIDERATIONS

         Persons who are fiduciaries with respect to an employee benefit plan, IRA, Keogh plan or other arrangement subject to ERISA or the Code (collectively, "Plans") should consider, among other things, the matters described below in determining whether to cause the Plan to invest in the Company.

         ERISA imposes general and specific responsibilities on persons who are "fiduciaries" for purposes of ERISA with respect to a Plan that is subject to ERISA (an "ERISA Plan"), including prudence, diversification, prohibited transaction and other standards. In determining whether a particular investment is appropriate for an ERISA Plan, a fiduciary of an ERISA Plan must comply with rules adopted by the U.S. Department of Labor (the "DOL"), which administers the fiduciary provisions of ERISA. Under those rules, the fiduciary of an ERISA Plan must: (1) give appropriate consideration to, among other things, the role that the investment plays in the ERISA Plan's portfolio, taking into account whether the investment is designed reasonably to further the ERISA Plan's purposes; (2) examine the risk and return factors associated with the investment; (3) assess the portfolio's composition with regard to diversification, as well as the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the ERISA Plan; and (4) evaluate income tax consequences of the investment and the projected return of the total portfolio relative to the ERISA Plan's funding objectives.

         Before investing the assets of an ERISA Plan in the Company, a fiduciary should determine whether such an investment is consistent with his, her or its fiduciary responsibilities as set out in the DOL's regulations. The fiduciary should, for example, consider whether an investment in the Company may be too illiquid or too speculative for its ERISA Plan, and whether the assets of the ERISA Plan would be sufficiently diversified if the investment is made. If a fiduciary of an ERISA Plan breaches his, her or its responsibilities with regard to selecting an investment or an investment course of action for the ERISA Plan, the fiduciary may be held personally liable for losses incurred by the ERISA Plan as a result of the breach.

         Because the Company will register as an investment company under the 1940 Act, the underlying assets of the Company would not be considered to be "plan assets" of any Plan investing in such Series for purposes of ERISA's fiduciary responsibility and the prohibited transaction rules of ERISA and the Code. For that reason, neither the Adviser nor any of the Investment Managers (including Subadvisers) will be fiduciaries with respect to those Plans within the meaning of ERISA.

         Certain prospective Plan investors may currently maintain relationships with the Adviser or the Investment Managers, or with other entities that are affiliated with the Adviser or the Investment

Managers. Each of the Adviser, the Investment Managers and their affiliates may be deemed to be a "party in interest" or "disqualified person" to a Plan and/or a fiduciary of any ERISA Plan to which it provides investment management, investment advisory or other services. ERISA and the Code prohibit Plan assets to be used for the benefit of a party in interest and also prohibits an ERISA Plan fiduciary from using its position to cause the ERISA Plan to make an investment from which it or certain third parties in which the fiduciary has an interest would receive a fee or other consideration. Plan investors should consult with counsel to determine if participation in a Series is a transaction that is prohibited by ERISA or the Code. A fiduciary of a Plan investing in the Series will be required to represent that it has not relied on any individualized advice or recommendation of the Adviser, an Investment Manager or their affiliates, as a primary basis for the decision to invest such Series, and that its investment in the Series will not result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code.

         The provisions of ERISA are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA contained in this Offering Memorandum is, of necessity, general and may be affected by future publication of DOL regulations and rulings. Potential Plan investors should consult with their legal advisors regarding the consequences under ERISA and the Code of the acquisition and ownership of Shares.

    ADDITIONAL INFORMATION REGARDING THE LIMITED LIABILITY COMPANY AGREEMENT

Amendment of the LLC Agreement

         The LLC Agreement may generally be amended, in whole or in part, with the approval of a majority of the Board of Directors (including a majority of the Independent Directors, if required by the 1940 Act) and without the approval of the Shareholders unless the approval of Shareholders is required by the 1940 Act. Certain amendments to the LLC Agreement involving Share balances (generally those reducing a Shareholder's claim on the assets of the Series) may not be made without the written consent of any Shareholder adversely affected by the amendments or unless each Shareholder has received written notice of the amendment and any Shareholder objecting to the amendment has been allowed a reasonable opportunity (pursuant to any procedures as may be prescribed by the Board of Directors) to tender all of his, her or its Shares for repurchase by the Company. In addition, amendments that would modify the provisions of the LLC Agreement regarding amendment procedures (if material) or the Company's indemnification obligations may be made only with the unanimous consent of the Shareholders and, to the extent required by the 1940 Act, approval of a majority of the Directors (and, if so required, a majority of the Independent Directors).

Shares Issuable

         The Company is authorized to issue an unlimited number of Shares, all at $0.00001 par value per Share.

Power of Attorney

         In subscribing for Shares, an investor will appoint each of the Administrators as his, her or its attorney-in-fact for purposes of filing required certificates and documents relating to the formation and maintenance of the Company as a limited liability company under Delaware law or signing all instruments effecting authorized changes in the Company, the Series or the LLC Agreement and conveyances and other instruments deemed necessary to effect the dissolution or termination of any Series or the Company. This power of attorney, which will be contained in an investors' subscription agreement, is a special power of attorney and is coupled with an interest in favor of the Administrators and as such will be irrevocable and will continue in full force and effect, notwithstanding the subsequent death or incapacity of any Shareholder granting the power of attorney. In addition, the power of attorney will survive the delivery of a transfer by a Shareholder of all or part of the Shareholder's Shares, except that when the transferee of such Shares has been approved by the Company or its designated agents for admission to the Company as a substitute Shareholder, or upon the withdrawal of a Shareholder from a Series pursuant to a periodic tender or otherwise, the power of attorney given by the transferor will terminate.

                             REPORTS TO SHAREHOLDERS

         The Company will furnish to Shareholders as soon as practicable after the end of each taxable year and each calendar year such information as is necessary for them to complete U.S. federal and state income tax or information returns, along with any other tax information required by law. The Company will send to Shareholders an unaudited semiannual and an audited annual report within 60 days after the close of the period covered by the report, or as otherwise required by the 1940 Act. The most recent audited report for each Series (for the fiscal period ended March 31, 2006) was distributed to Shareholders on or about May 30, 2006. Shareholders also receive reports regarding the Series' operations at least quarterly.

                         ADVERTISING AND SALES MATERIAL

         Advertisements and sales literature relating to the Company and reports to Shareholders may include quotations of investment performance. In these materials, the performance of the Series will normally be portrayed as the net return to an investor in that Series during each month or quarter of the period for which investment performance is being shown. Cumulative performance and year-to-date performance computed by aggregating quarterly or monthly return data may also be used. Investment returns will be reported on a net basis, after all fees and expenses. Other methods may also be used to portray the Series' investment performance. The investment performance of the Series will vary from time to time, and past results are not necessarily representative of future results.

         Comparative performance information, as well as any published ratings, rankings and analyses, reports and articles discussing the Company or the Series, may also be used to advertise or market the Company or the Series, including data and materials prepared by recognized sources of such information. Such information may include comparisons of the Series' investment performance to the performance of recognized market indices and other indices. Comparisons also may be made to economic and financial trends and data that may be relevant for investors to consider in determining whether to invest in the Series.

                        TERM, DISSOLUTION AND LIQUIDATION

         The Company or a Series will be dissolved upon, among other things, the affirmative vote to dissolve the Company or such Series by: (1) a majority of the Board of Directors (including a majority of the Independent Directors); or
(2) Shareholders holding at least two-thirds (2/3) of the total number of votes eligible to be cast by all Shareholders of the Company or the particular Series. In addition, the LLC Agreement provides that the Series will be dissolved if any Shareholder that has submitted a written request, in accordance with the terms of that Agreement, to tender all of his, her or its Shares for repurchase by the Company has not been given the opportunity to so tender within a period of two years after the request (whether in a single repurchase offer or multiple consecutive offers within the two-year period). A Shareholder who intends to cause a Series to be dissolved must so indicate in a separate written request submitted within the applicable two-year period. The Company or a Series will also be dissolved as required by operation of law. Upon the occurrence of any event of dissolution, a liquidator elected by the Shareholders holding a majority of the total number of votes eligible to be cast by all Shareholders and whose fees will be paid by the Company, is charged with winding up the affairs of the Company and liquidating its assets.

         Upon the liquidation of the Company, or a Series, its assets will be distributed (1) first to satisfy the debts, liabilities and obligations of the Company or the Series (other than debts to Shareholders) including actual or anticipated liquidation expenses, (2) next to repay debts owing to the Shareholders and (3) finally to the Shareholders proportionately in accordance with their Share balances. Assets may be distributed in kind on a proportionate basis if the Board of Directors or liquidator determines that the distribution of assets in kind would be in the interests of the Shareholders in facilitating an orderly liquidation.

                                   FISCAL YEAR

         For accounting purposes, the Company's fiscal year is the 12-month period ending on March 31. For tax purposes, the Company has also adopted the 12-month period ending March 31 of each year as its taxable year.

         INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND LEGAL COUNSEL

         The Board of Directors has selected KPMG LLP ("KPMG") as the independent registered public accounting firm of the Company. KPMG's principal business address is located at 345 Park Avenue, New York, New York 10154. Shearman & Sterling LLP, New York, New York, serves as legal counsel to the Company, the Adviser and their affiliates with respect to the Company. Kramer Levin Naftalis & Frankel LLP, New York, New York, serves as special counsel to the Independent Directors.

                       INQUIRIES AND FINANCIAL INFORMATION

         Inquiries concerning the Company, the Series and the Shares (including information concerning subscription and withdrawal procedures) should be directed to:

                        731 Lexington Avenue, 25th Floor
                               New York, NY 10022
                            Telephone: (212) 559-4999
                            Facsimile: (212) 783-1063

         The Company's year-end financial statements have been audited by KPMG LLP, while its semi-annual financial statements are unaudited. Audited financial statements for each fiscal year-end preceding the date of this Offering Memorandum are incorporated herein by reference. Those reports are available without charge upon request directed to the address or telephone number above.

                                   APPENDIX A

                   INVESTOR QUALIFICATIONS AND REPRESENTATIONS


         The following should be read in conjunction with the subscription materials for the Company, which refer to each prospective investor seeking to subscribe the Shares (or to a Shareholder seeking to subscribe for additional Shares) as a "Subscriber":

         The Subscriber hereby represents and warrants to, and covenants and agrees with, the Company that Subscriber meets the accreditation standards and eligibility policies as set forth in this Appendix A.

         Accredited Investors

         1. Subscriber is acquiring Shares directly or indirectly for the account of an "accredited investor" meeting one or more of the "asset tests" set forth in Rule 501(a) of Regulation D under the Securities Act of 1933 (the "1933 Act"). (Alternative tests under Regulation D also may be relied upon with respect to selected categories of investors, including employees, officers and directors of affiliates of the Company.) Such accredited investors are referred to in the Offering Memorandum as "Eligible Investors" and include the following:

              o An individual who has an individual net worth or joint net worth with his or her spouse, in excess of $1,000,000. "Net worth" for these purposes means the value of total assets at fair market value, including home, home furnishings and automobiles, less total liabilities; or

              o A corporation, partnership, limited liability company, or similar business trust or tax-exempt organization as defined in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the "Code"), that (i) has total assets in excess of $5,000,000, and (ii) was neither formed nor is operated for the specific purpose of investing in the Company; or

              o An entity whose equity owners are each "accredited investors" as defined in this section.

         2. An Eligible Investor generally must have a brokerage account with an approved Placement Agent. Existing Shareholders subscribing for additional Shares must be Eligible Investors at the time of the additional subscriptions.

         Anti-Money Laundering Procedures

         1. In order to comply with applicable anti-money laundering regulations, the Company, the Administrators or the Subscriber's Placement Agent may require a detailed verification of the Subscriber's identity and the source of its subscription proceeds. The Subscriber agrees to promptly provide the Company, the Administrators or the Subscriber's Placement Agent, as applicable, with any requested information and documentation.

         2. The Subscriber represents that it is not involved in any money laundering schemes, and the source of this investment is not derived from any unlawful or criminal activities. It further represents that this investment is not designed to avoid the reporting and record-keeping requirement of the Bank Secrecy Act of 1970, as amended.

         3. If the Subscriber is not investing in the Company on behalf of or for the benefit of, other investors, the Subscriber represent that it is purchasing Shares in the Company for the Subscriber's own account, for investment purposes, and not for subdivision or fractionalization, and is not acting as agent, representative, intermediary or nominee or in any similar capacity for any other person.*

         4. The Subscriber acknowledges that the Company generally prohibits any investment in the Company by or on behalf of a "Prohibited Investor" unless specifically permitted by the Company, in its sole discretion. A "Prohibited Investor" means:

              o any individual or entity whose name appears on the various lists issued and/or maintained by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC"), including, but not limited to, the Specially Designated Nationals and Blocked Persons List (also known as the "SDN List"); and

              o any individual or entity who is a citizen or resident of, or located in a country where OFAC sanctions against such country prohibit any investment by such subscriber in the Company.**

         The above lists are available at http://www.ustreas.gov/ofac/. and should be checked by the Subscriber before making the above representations.

         5. If the Subscriber is an intermediary, a fund of funds, or otherwise investing in the Company on behalf of "Underlying Investors", the Subscriber represents and agrees that:

              o the Subscriber properly discloses its relationship with its Underlying Investors as follows: (please attach supplemental pages headed "Underlying Investors" to completed subscription materials as necessary);

              o the representations, warranties and covenants made herein are made by the Subscriber on behalf of itself and its Underlying Investors;

              o the Subscriber has all requisite power and authority from its Underlying Investors to execute and perform the obligations under this section;

              o accompanying this subscription is a certificate in a form acceptable to the Company, its designated agents or the Subscriber's Placement Agent in their sole discretion with respect to the due diligence the Subscriber has carried out and will continue to carry out with respect to the identity and background of each Underlying Investor as well as the proceeds invested in the Company by the Underlying Investors;

              o its Underlying Investors are not Prohibited Investors, as defined above;

              o the Subscriber is not otherwise aware of any reasons which should prevent the Company from accepting an investment directly by an Underlying Investor; and

-----------------------
* "Person" includes nominee account, beneficial owner, individual, bank, corporation, partnership, limited liability company or any other legal entity.

** The U.S. Federal and Executive Orders administered by OFAC prohibit, among other things, the engagement in transactions with, and the provision of services to, certain foreign countries, territories, entities and individuals including specially designated nationals, narcotics traffickers and other parties subject to OFAC sanctions and embargo programs.

              o the Subscriber agrees to provide such further assurance and certifications regarding itself and/or its Underlying Investors as the Company, the Administrators or the Subscriber's Placement Agent may reasonably require.

         6. To the best of the Subscriber's knowledge, neither it nor any individual or entity controlling, controlled by, or under common control with the Subscriber, or related to, or otherwise associated with, the Subscriber, is a "Prohibited Investor" as defined above.

         7. The Subscriber acknowledges that if, following its investment in the Company, the Company, the Adviser, the Administrators or the Subscriber's Placement Agent reasonably believe that the Subscriber is a Prohibited Investor or has otherwise breached its representations and covenants hereunder as to its identity and the source of its subscription proceeds, the Company may be obligated to freeze the Subscriber's dealings with its Shares, including by refusing additional subscriptions for Shares by the Subscriber or any repurchase requests by the Subscriber and/or segregating the assets represented by the Subscriber's Shares in accordance with applicable regulations, or mandatorily repurchasing the Subscriber's Shares, and the Subscriber will have no claim whatsoever against the Company, the Adviser, the Administrators or the Subscriber's Placement Agent for any form of losses or other damages incurred by it as a result of any of these actions. The Subscriber also acknowledges that the Company, the Adviser, the Administrators or the Subscriber's Placement Agent may be required to report such actions and to disclose the Subscriber's identity to OFAC or other regulatory bodies.

         8. The Subscriber is not a "shell bank", and its subscription proceeds do not originate from, and will not be routed through, an account maintained at such a bank. A "shell bank" is a bank that does not have a physical presence in any country and is not an affiliate of a depository institution, credit union or bank that maintains a physical presence in any country and is supervised by a banking authority.

         9. The Subscriber is not a senior non-U.S. government or public official, a member of such a person's immediate family, or any close associate of such a person. If the Subscriber cannot make this representation, the Subscriber must contact the Company, an Administrator or the Subscriber's Placement Agent.

         10. The Subscriber is not a citizen or resident of, or located in, a jurisdiction identified on the Non-Cooperative Countries and Territories list of OECD's Financial Action Task Force ("FATF Non-Cooperative Countries and Territories"), and its subscription proceeds do not originate from, or are not routed through a bank organized or charted under the laws of any FATF Non-Cooperative Countries and Territories.* If the Subscriber cannot make this representation, the Subscriber must contact the Company, the Administrators or the Subscriber's Placement Agent.

         11. All information that the Subscriber has provided to the Company, the Administrators or the Subscriber's Placement Agent in relation to the subscription of the Shares, is true and accurate.

         12. The Subscriber represents that all evidence of identity provided to the Company, the Administrators or the Subscriber's Placement Agent is genuine and all related information furnished by it is accurate, and it agrees to provide any further information or documents deemed necessary by the Company, the Administrators or the Subscriber's Placement Agent in their sole discretion to comply with the Company's anti-money laundering policies and related responsibilities from time to time.


------------------------------
* As of the date hereof, the following countries and territories are on FATF Non-Cooperative Countries and Territories list: Myanmar and Nigeria. Updated information is available at http://www.oecd.org/fatf/NCCT-en.htm.

         13. The representations, warranties, agreements, undertakings, and acknowledgments made by the Subscriber above and documents submitted in relation hereto are made and submitted with the intent that they will be relied upon by the Company in determining the suitability of the Subscriber as an investor in the Company, and will survive the investment in the Company by the Subscriber. The Subscriber agrees that such representations, warranties, agreements, undertakings and acknowledgments (including representation, warranties, agreements, undertakings and acknowledgements contained in any documents submitted in relation hereto) will be deemed reaffirmed by the Subscriber at any time it makes an additional investment in the Company. In addition, the Subscriber undertakes to notify the Company immediately of any change in any representation, warranty or other information relating to the Subscriber set forth herein.

                           PART C o OTHER INFORMATION


ITEM 25.  FINANCIAL STATEMENTS AND EXHIBITS

(1) Audited Financial Statements for the fiscal year ended March 31, 2006 (including Statement of Assets and Liabilities, Statement of Operations, Statement of Changes, Statement of Cash Flows, Financial Highlights, Notes to
Same).***

(2) Exhibits:

(2)(a)(1) Certificate of Formation of Limited Liability Company.*

(2)(a)(2) Limited Liability Company Agreement. Filed herewith.

(2)(b) Not Applicable.

(2)(c) Not Applicable.

(2)(d) See Item 24(2)(a)(2).

(2)(e) Not Applicable.

(2)(f) Not Applicable.

(2)(g) Form of Investment Advisory Agreement.**

(2)(h) Form of Placement Agency Agreement.**

(2)(i) Not Applicable.

(2)(j) Form of Custodian Agreement.**

(2)(k)(1) Form of Administrative and Investor Services Agreement.*****

(2)(k)(2) Form of Administration, Accounting and Transfer Agent Services Agreement.*****

(2)(k)(3) Form of Escrow Agreement.**

(2)(k)(4) Form of Power of Attorney.****

(2)(l) Opinion of counsel.****

(2)(m) Not Applicable.

(2)(n) Consent of Independent Registered Public Accounting Firm. [TO BE RE-FILED BY SUBSEQUENT AMENDMENT]

(2)(o) See Item 24(1) above.

(2)(p) Not Applicable.

(2)(q) Not Applicable.

(2)(r)(1) Code of Ethics.**

-------------------

* Filed with the Registrant's initial registration statement under the Investment Company Act of 1940 on Form N-2 on August 23, 2002 (File no. 811-21190) and incorporated herein by reference.

** Filed with Amendment No. 1 to the Registrant's registration statement under the Investment Company Act of 1940 on Form N-2 on November 13, 2002 (File no. 811-21190) and incorporated herein by reference.

*** Filed with the Registrant's annual reports (separately for Multi-Strategy Series G) under the Investment Company Act of 1940 on Form N-CSR on June 9, 2006 (File no. 811-21190) and incorporated herein by reference.

**** Filed with Amendment No. 4 to the Registrant's registration statement under the Investment Company Act of 1940 on Form N-2 on December 5, 2003 (File no. 33-107876) and incorporated herein by reference.

***** Filed with the Registrant's registration statement on Form N-14 under the Securities Act of 1933 on April 27, 2006 (File no. 333-133503) and incorporated herein by reference.

ITEM 26.  MARKETING ARRANGEMENTS

Not Applicable.

ITEM 27.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

All figures are estimates (and aggregate the expenses with respect to the offering hereunder with those of prior offerings):
----------------------------------------------------------
Blue Sky Fees and Expenses
(including fees of counsel).........        $20,000
----------------------------------------------------------
Accounting fees and expenses........        $30,000
----------------------------------------------------------
Legal fees and expenses.............       $395,000
----------------------------------------------------------
Printing and engraving..............        $30,000
----------------------------------------------------------
Offering Expenses...................        $15,000
----------------------------------------------------------
Miscellaneous.......................        $10,000
----------------------------------------------------------
Total...............................       $500,000
----------------------------------------------------------

ITEM 28.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

After completion of the offering of Shares, the Registrant expects that no person will be directly or indirectly under common control with the Registrant, except that the Registrant may be deemed to be controlled by Citigroup Inc. and/or Citigroup Alternative Investments LLC (the "Adviser"), the investment adviser to the Registrant. The Adviser is a limited liability company formed under the laws of the State of Delaware. Additional information regarding the Adviser is set out in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-60990), and is incorporated herein by reference.

ITEM 29.  NUMBER OF HOLDERS OF SECURITIES

Title of Class: Shares of Beneficial Interest in the Company (designated as "Shares")

Number of Record Holders for Multi-Strategy Series G (as of April 30, 2006):
1621.

Number of Record Holders for Multi-Strategy Series M (as of April 30, 2006) :
406.

ITEM 30.  INDEMNIFICATION

The Registrant hereby undertakes that it will apply the indemnification provisions of the LLC Agreement in a manner consistent with Investment Company Act Release No. 11330 (Sept. 4, 1980) issued by the Securities and Exchange Commission, as long as the interpretation of Sections 17(h) and 17(i) of the 1940 Act contained in that release remains in effect.

The Registrant maintains insurance on behalf of any person who is or was an Independent Director, officer, employee or agent of the Registrant, against certain liability asserted against him or her and incurred by him or her or arising out of his or her position. In no event, however, will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person or any act for which the Registrant itself is not permitted to indemnify.

ITEM 31.  BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

A description of any other business, profession, vocation or employment of a substantial nature in which the Adviser, and each managing director, executive officer or partner of the Adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set out in the Registrant's Offering Memorandum in the section entitled "The Adviser." Additional information regarding the Adviser and its officers and directors is set out in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-60990), and is incorporated herein by reference.

ITEM 32.  LOCATION OF ACCOUNTS AND RECORDS

CAI maintains certain required accounting related and financial books and records of the Registrant at 731 Lexington Avenue, 25th Floor, New York, New York 10022. The other required books and records are maintained by PFPC, Inc. at 400 Bellevue Parkway, Wilmington, Delaware, 19809.

ITEM 33.  MANAGEMENT SERVICES

Not Applicable.

ITEM 34.  UNDERTAKINGS

Not Applicable.

FORM N-2

Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this registration statement to be signed on its behalf by the undersigned duly authorized person, in New York, New York, on the 16th day of June 2006.

Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC

By:      /s/ Raymond Nolte*
     ---------------------------------------------------------------
         Name:  Raymond Nolte
         Title: President (Principal Executive Officer) and Director



Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated.

--------------------------------------------------------------------------------
 Signature                   Title                                 Date
--------------------------------------------------------------------------------
/s/ Charles Hurty*           Director                              June 16, 2006
-----------------
Charles Hurty
--------------------------------------------------------------------------------
/s/ Steven Krull*            Director                              June 16, 2006
----------------
Steven Krull
--------------------------------------------------------------------------------
/s/ Raymond Nolte*           President (Principal Executive        June 16, 2006
-----------------            Officer and Director)
Raymond Nolte
--------------------------------------------------------------------------------
/s/ Jennifer Magro           Treasurer (Principal Financial        June 16, 2006
------------------           Officer)
Jennifer Magro
--------------------------------------------------------------------------------


*     By:  /s/  Jennifer Magro
         ----------------------
           Power of Attorney

    Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC

                                  Exhibit Index


(2)(a)(2) Limited Liability Company Agreement.